7

04035967

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kelda Group plc

*CURRENT ADDRESS Western House, Halifax Road
Bradford BD6 2SZ

**FORMER NAME Yorkshire Water PLC

**NEW ADDRESS SAME

FILE NO. 82- 2782   FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

PROCESSED
AUG 04 2004
THOMSON FINANCIAL

OICF/BY: Preshna
DAT : ~~7-31-2004~~ 7-30-04

KeldaGroup

RECEIVED
2004 JUL -7 A 9:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARS
3-31-04

Kelda Group plc

Notice of annual general meeting 2004

Including explanatory notes.
To be held at 11am on Thursday 29 July 2004 at the Leeds Marriott Hotel.

Notice of annual general meeting 2004

Notice is hereby given that the annual general meeting of Kelda Group plc (the 'company') will be held at the Leeds Marriott Hotel, 4 Trevelyan Square, Boar Lane, Leeds LS1 6ET on Thursday 29 July 2004 at 11am for the following purposes:

1. **TO RECEIVE THE DIRECTORS' REPORT AND THE COMPANY'S ANNUAL ACCOUNTS FOR THE FINANCIAL YEAR ENDED 31 MARCH 2004.**

2. **TO APPROVE THE DIRECTORS' REMUNERATION REPORT FOR THE YEAR ENDED 31 MARCH 2004.**

3. **TO DECLARE A FINAL DIVIDEND FOR THE YEAR ENDED 31 MARCH 2004.**

4. **TO RE-ELECT K JACKSON AS A DIRECTOR OF THE COMPANY.**

5. **TO RE-ELECT D J SALKELD AS A DIRECTOR OF THE COMPANY.**

6. **TO RE-APPOINT ERNST & YOUNG LLP AS AUDITORS OF THE COMPANY AND TO AUTHORISE THE DIRECTORS TO DETERMINE THEIR REMUNERATION.**

7. **TO PROPOSE THE FOLLOWING AS AN ORDINARY RESOLUTION:**
That the directors be and are hereby generally and unconditionally authorised, pursuant to section 80 of the Companies Act 1985, to exercise all powers of the company to allot relevant securities (within the meaning of section 80(2) of the Companies Act 1985) of the company up to an aggregate nominal value of £19,459,201. This authority shall expire on 28 October 2005 save that the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the power conferred hereby had not expired. The authority conferred by ordinary resolution passed on 3 August 1999 is hereby revoked but without prejudice to any allotment, offer or agreement made or entered into prior to the passing of this resolution.

8. **TO PROPOSE THE FOLLOWING AS A SPECIAL RESOLUTION:**
That the directors be and are hereby empowered pursuant to section 95 of the Companies Act 1985 to allot for cash equity securities (as defined in section 94 of the Companies Act 1985) of the company pursuant to the authority conferred by resolution number 7 set out in the notice of this meeting as if section 89(1) of the Companies Act 1985 did not apply to any such allotment provided that this power shall be limited:

   (i) to the allotment of equity securities in connection with an offer of securities open for acceptance for a period fixed by the directors to holders of ordinary shares and such other equity securities of the company as the directors may determine in proportion (as nearly as practicable) to their respective holdings of such securities or in accordance with the rights attached thereto (subject only to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with fractional entitlements, problems arising in any overseas territory or by virtue of shares being represented by depository receipts, the requirements of any regulatory body or stock exchange or any other matter whatsoever); and

   (ii) to the allotment (otherwise than pursuant to (i) above) of equity securities up to an aggregate nominal value of £2,921,802;

   (iii) and the authority hereby conferred shall expire on 28 October 2005 save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired. All previous authorities under section 95 of the Companies Act 1985 shall cease to have effect.

9. **TO PROPOSE THE FOLLOWING AS A SPECIAL RESOLUTION:**
That the company be and is hereby authorised to purchase ordinary shares of 15⅚p each in the capital of the company by way of market purchase (as defined in section 163(3) of the Companies Act 1985) subject to the following conditions:

   (i) the maximum aggregate number of ordinary shares of 15⅚p each which may be purchased is 37,566,039;

   (ii) the minimum price which may be paid for an ordinary share is 15⅚p and the maximum price (exclusive of expenses) which may be paid is not more than 5% above the average of the middle market quotations for an ordinary share taken from the London Stock Exchange Daily Official List for the five business days before the date on which the ordinary share is purchased; and

   (iii) unless previously renewed, varied or revoked the authority hereby conferred shall expire at the conclusion of the next annual general meeting of the company or 28 October 2005 (whichever is earlier) provided that any contract for the purchase of any shares as aforesaid which was entered into before the expiry of the said authority may be executed wholly or partly after the said authority expires.

   (iv) all existing authorities for the company to make market purchases of ordinary shares are revoked, except in relation to the purchase of shares under any contract concluded prior to the passing of this resolution and which has not yet been executed.

Notes

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him or her. **Proxies are not entitled to speak at the meeting.** A proxy need not be a member of the company. Completion of a proxy form will not preclude a member from attending and voting at the meeting in person. Proxy forms must be deposited at the office of the registrars, Capita Registrars, Proxy Department, PO Box 25, Beckenham, Kent BR3 4BR not less than 48 hours before the time for holding the meeting. A pre-paid envelope is enclosed for this purpose.

2. You may register your voting directions electronically by contacting **www.capitaregistrars.com**, where full details of the procedures are given (see note 3 for deadlines). If you return more than one proxy appointment, either by paper or electronic communication, that received last by the registrars before the latest time for the receipt of proxies will take precedence. You are advised to read the terms and conditions of the form of proxy carefully.

3. The appointment of a proxy, and the original or fully certified copy of the power of attorney or other authority (if any) under which it is signed or authenticated, should be (a) deposited with the company's registrars, at the address shown on the proxy form or received via the registrars' website, no later than 11am on 27 July 2004 or 48 hours before the time for holding any adjourned meeting or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, or (b) lodged using the CREST proxy voting service – see note 4 below.

4. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the annual general meeting to be held on 29 July 2004 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID RA10) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

   CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

   The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

5. In accordance with Regulation 41 of the Uncertified Securities Regulations 2001, only those shareholders registered in the register of members of the company as at 6pm on 27 July 2004 or, if the meeting is adjourned, 6pm on the date which is two days prior to the day fixed for the adjourned meeting shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6pm on 27 July 2004 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

6. The register of directors' interests (including interests of their immediate families) in the share capital of the company together with copies of directors' service contracts with the company and terms of appointment for non-executive directors, the rules of the Kelda Group Long Term Incentive Plan and Sharesave Scheme are available for inspection by shareholders during business hours at the registered office of the company on any weekday (Saturdays and public holidays excepted) from the date of this notice until the date of the annual general meeting and will also be available for inspection at the Leeds Marriott Hotel from 10am on the day of the annual general meeting until the conclusion of the meeting.

By order of the Board
Philip Hudson, Group Company Secretary
26 May 2004
Registered Office
Western House, Halifax Road, Bradford BD6 2SZ
Registered in England and Wales. No. 2366627

Explanatory notes on the business to be transacted at the annual general meeting

ACCOUNTS (RESOLUTION 1)
The directors of the company are obliged to lay the company's annual accounts before the company in a general meeting.

The annual report and accounts is available on the company's website www.keldagroup.com.
Resolution 1 will be proposed as an ordinary resolution.

REMUNERATION REPORT (RESOLUTION 2)
In accordance with the Companies Act 1985, directors of listed companies are required to prepare a remuneration report which must be approved by the members of the company at the meeting at which the company's annual accounts are to be laid. The full text of the directors' remuneration report can be found on pages 33 to 37 of the annual report and accounts.

The directors' remuneration report contains *inter alia* details of the directors who were members of the remuneration committee, a forward looking statement of the company's policy on directors' remuneration for subsequent financial years, a performance graph showing the company's total shareholder return and the return on a hypothetical holding of similar shares as those by reference to which a broad equity market index is calculated, details of the directors' service contracts and specific disclosures relating to each director's remuneration.
Resolution 2 will be proposed as an ordinary resolution.

DIVIDEND (RESOLUTION 3)
A final dividend of 18.73p per ordinary share is recommended by the directors for payment on 1 October 2004 to shareholders on the register at the close of business on 27 August 2004. A final dividend can only be paid after it has been approved by the shareholders at a general meeting and resolution 3 seeks such approval.
Resolution 3 will be proposed as an ordinary resolution.

RE-ELECTION OF DIRECTORS (RESOLUTIONS 4 AND 5)
The company's articles of association require all directors to submit themselves for re-appointment at least every three years. This provision also ensures that, as a minimum, one third of the board of directors, together with any director appointed since the last annual general meeting retires each year and, if they are eligible and so desire, stand for re-appointment at the annual general meeting.

Directors retire on the basis of their length of service since their last election. Both Mr Jackson and Mr Salkeld are retiring on the basis on the length of service since their last election and being eligible, offer themselves for re-appointment.
Resolutions 4 and 5 will each be proposed as an ordinary resolution.

RE-APPOINTMENT OF AUDITORS (RESOLUTION 6)
The company is required to appoint auditors at each annual general meeting at which accounts are laid, to hold office until the next such meeting. The present auditors, Ernst & Young LLP, are willing to continue in office for a further year and this resolution proposes their re-appointment and, in accordance with standard practice, authorises the directors to determine the auditors' remuneration.
Resolution 6 will be proposed as an ordinary resolution.

AUTHORITY TO ALLOT SHARES (RESOLUTION 7)
Under the Companies Act 1985, the directors of a company may only allot unissued shares if authorised to do so by the shareholders in general meeting. The directors will be seeking that authority at the annual general meeting in respect of unissued shares of the company, rights to subscribe for shares and securities convertible into shares, called 'relevant securities'. The aggregate nominal value of relevant securities which can be allotted under this authority is limited to £19,459,201, equal to approximately 33% of the issued ordinary share capital as at the date of this notice. The authority conferred by this resolution will expire at the conclusion of the next annual general meeting or, 28 October 2005 (whichever is earlier) and will replace the previous authority given at the annual general meeting on 2 August 1999. The directors have no present intention of exercising the authority conferred by this resolution.

ALLOTMENT OF SHARES FOR CASH (RESOLUTION 8)
If equity securities (as defined by section 94 of the Companies Act 1985) are to be allotted and are to be paid for in cash, section 89(1) of the Companies Act 1985 requires that those new equity securities are offered in the first instance to existing shareholders in proportion to the number of ordinary shares they each hold at that time. The entitlement to be offered the new shares first is known as 'pre-emption rights'.

There may be circumstances, however, when it is in the interests of the company for the directors to be able to allot some new shares for cash other than by way of a pre-emptive offer to existing shareholders. This cannot be done under the Companies Act 1985 unless the shareholders have first waived their pre-emption rights. Resolution 8 asks shareholders to do this, but only for equity securities having a maximum aggregate nominal value of £2,921,802, which is equivalent to 5% of the company's issued ordinary share capital as at the date of this notice.

If the directors wish, other than by a pre-emptive offer to existing shareholders, to allot for cash new shares which would exceed this limit they would first have to request the shareholders to waive their pre-emption rights in respect of the new shares which exceed it.

There are legal, regulatory and practical reasons why it may not always be possible to issue new shares under a pre-emptive issue to some shareholders, particularly those resident overseas. To cater for this, resolution 8, authorising the directors to allot the new shares by way of pre-emptive issue, also permits the directors to make appropriate exclusions or arrangements to deal with such difficulties.

The authority conferred by this resolution will expire at the conclusion of the next annual general meeting or, 28 October 2005 (whichever is earlier).

PURCHASE OF ORDINARY SHARES (RESOLUTION 9)
In certain circumstances it may be advantageous for the company to purchase its own ordinary shares and resolution 9 seeks authority to do this. This resolution specifies the maximum number of shares which may be acquired (approximately 10% of the company's issued share capital) and minimum and maximum prices at which they may be bought.

The power given by this authority will only be exercised if the directors are satisfied that any purchase will increase the earnings per share of the ordinary share capital in issue after the purchase, and accordingly, that the purchase is in the best interests of shareholders. The directors will also give careful consideration to gearing levels of the company and its general financial position. The purchase price would be paid out of distributable profits.

The authority will expire at the conclusion of the next annual general meeting of the company or 28 October 2005 (whichever is earlier).

As at 25 May 2004 (being the latest practicable date prior to publication of this notice), options over a total of 3,795,365 ordinary shares were outstanding and not exercised. That number of ordinary shares represents 1.01% of the company's issued ordinary share capital at 25 May 2004. It would represent 1.12% of the issued ordinary share capital if the authority to buy the company's own shares had been used in full at that date.

Normally, any shares purchased under this authority will be cancelled but this will not be necessary if such purchases are made under the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003. These regulations allow companies to hold shares in treasury, as an alternative to cancelling them, following a purchase of own shares by the company in accordance with the Companies Act 1985. Shares held in treasury may subsequently be cancelled, sold for cash or used to satisfy share options and share awards under an employee share scheme.

Once held in treasury, the company is not entitled to exercise any rights, including the right to attend and vote at meetings in respect of the shares. Further, no dividend or other distribution of the company's assets may be made to the company in respect of the treasury shares.

Although none of the investor groups has yet issued any guidelines in relation to the purchase, holding or re-sale of treasury shares, the directors will have regard to any such guidelines which may be in force at the time of any such purchase, holding or re-sale of treasury shares.

Biographies of directors seeking re-election

KEN JACKSON aged 64, was appointed a non executive director in October 2000. A graduate of the Senior Managers Programme, Harvard Business School, he has over thirty years of international general management experience in a multimarket environment ranging from capital equipment to industrial consumables. Before being appointed Chairman of PM Group Plc in 2002, he was Chief Executive of engineering group Carbo PLC, a position he held from 1984. Prior to that, he was Managing Director of capital equipment manufacturer, Spencer & Halstead Limited. Ken has held non executive directorships with Motorworld Group Plc, Nightfreight Plc and Ring Plc (Chairman). In addition, he was a member of the DTI Investor Relations Working Group and is currently Chairman of the Yorkshire Water Community Trust.

DAVID JOHN SALKELD aged 48, was appointed a non executive director in October 2000. After graduating in Economics from London University his early career was spent with British Steel Corporation and Nestlé. In 1983 he joined Grand Metropolitan Plc where he held a number of senior personnel positions. He joined Northern Dairies in 1986 as Personnel Director and in 1988 was appointed Operations Director. In 1991 he was appointed Managing Director progressing then to Chief Executive of Arla Foods Plc in 1995. He was appointed Chief Executive Officer of Grampian Country Foods Limited in 2003. He does not currently hold any other non executive directorships.

Shareholder information

ELECTRONIC COMMUNICATIONS WITH SHAREHOLDERS

Legislation has now been passed which allows for electronic communication between companies and their shareholders. We would like to take advantage of this and, in conjunction with our registrars, Capita Registrars, have put in place the necessary facilities.

By logging on to our website at www.keldagroup.com and selecting, firstly, the **Investors** link then **Shareholder Services** and thereafter the appropriate option, you will be able to:

(A) CHECK DETAILS OF YOUR SHAREHOLDING

Direct access to the information held for you on the share register, including number of shares held and recent share movements, can be obtained via the internet. Various forms can also be downloaded making it easier for you to make changes to information recorded on the register.

(B) ELECT TO BE NOTIFIED BY E-MAIL OF SHAREHOLDER COMMUNICATIONS

Before you register, you will be asked to agree to the Terms and Conditions for Electronic Communication with Shareholders. It is important that you read these Terms and Conditions carefully as they set out the basis on which electronic communications will be sent to you. This facility is purely voluntary, and you will continue to receive company reports and agm/egm information from us by post.

TO SUBMIT YOUR PROXY VOTE ELECTRONICALLY

Shareholders can give their proxy instruction on-line before company general meetings. This can be done by accessing our registrars' website www.capitaregistrars.com and following the instructions given there.

You will need your unique Investor Code when prompted, which is printed on the front of the proxy form.

The computerised link allows you to change your proxy instruction up to 48 hours prior to the meeting. If required, confirmation that a proxy has been logged electronically can be requested.

General information

ATTENDING THE MEETING
If you wish to attend the meeting you should bring with you the attendance form, which is attached to the form of proxy. If you appoint a proxy other than the Chairman of the meeting, please ensure that your proxy brings with him or her some form of identification to the meeting.

ARRANGEMENTS FOR THE MEETING
The meeting starts at 11am and the doors to the meeting room will be open from 10am. The Leeds Marriott Hotel has wheelchair access. There will be sign language presenters, and an induction loop is available. Guide dogs will also be allowed in. If you require other specific facilities to be made available at the meeting please call 0800 919303.

HOW TO GET TO THE LEEDS MARRIOTT HOTEL
The map opposite shows where the Leeds Marriott Hotel is situated. The city centre car parks are also shown. There are regular bus and train services to Leeds. The railway station is approximately 3 minutes walk from the Leeds Marriott Hotel.

SECURITY
There may be security checks at the entrance. We ask you not to bring any cameras, laptop computers or recording equipment with you and that any mobile phones are switched off during the meeting.

ANNUAL GENERAL MEETING RESULTS
The results of the voting will be available on the company's website at **www.keldagroup.com.**

FURTHER INFORMATION ABOUT THE MEETING
If you have any questions about the annual general meeting please call the shareholder information office on 0800 919303.

If you require a copy of this mailing on audio cassette, please contact the shareholder information office.

You can also view this document together with the annual report and accounts on the company's website at **www.keldagroup.com.**



INNER RING ROAD
Leeds Metropolitan University
CALVERLEY ST
WOODHOUSE LANE
CLAY PIT LANE
Civic Hall
Infirmary
A61 Harrogate
A58 Wetherby
A1 The North
GT GEORGE ST
MERRION ST
Town Hall
Cathedral
NEW YORK ROAD
WESTGATE
THE HEADROW
EAST PARADE
A65 Ilkley
The Airport
PARK PLACE
YORK PLACE
PARK ROW
ALBION ST
BRIGGATE
VICAR LANE
EASTGATE
A64 York
A63 Selby
Bus Station
West Yorkshire Playhouse
COMMERCIAL ST
WELLINGTON ST
NEW YORK ST
A647 Bradford
A58 Halifax
A62 Huddersfield
M621 (M62 Manchester)
WHITEHALL RD
BOAR LANE
DUNCAN ST
KIRKGATE
Leeds City Station
Leeds Marriott Hotel
BRIDGE END
THE CALLS
NEVILLE ST
SOVEREIGN ST
A61 Wakefield
A639 Castleford
M62/M621/M1
RIVER AIRE
A61 Wakefield
A639 Castleford
M1/M621



ALBION STREET
BRIGGATE
BOAR LANE
DUNCAN STREET
BOAR LANE
TREVELYAN SQ
Leeds Marriott Hotel
MILL HILL
NEW STATION STREET
BRIGGATE
HEATON'S COURT
THE CALLS
SWINEGATE
PITFALL ST
BRIDGE END
RIVER AIRE
SOVEREIGN STREET
CONCORDIA STREET
P - Parking

Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
www.keldagroup.com

Kelda Group plc Attendance form

KeldaGroup

Investor Code

The annual general meeting of Kelda Group plc will be held at 11am on Thursday 29 July 2004 at the Leeds Marriott Hotel, 4 Trevelyan Square, Boar Lane, Leeds LS1 6ET. If you wish to attend please bring this form with you and hand it in on your arrival. This will facilitate your entry to the meeting.

PLEASE DETACH ALONG DOTTED LINE

KELDA GROUP PLC

Form of proxy

Annual general meeting to be held
at 11am on Thursday 29 July 2004

RESOLUTIONS	FOR	AGAINST	*VOTE WITHHELD	DISCRETIONARY
1. Directors' report and accounts				
2. Directors' remuneration report				
3. Declaration of a final dividend				
4. Re-election of K Jackson				
5. Re-election of D J Salkeld				
6. Re-appointment and remuneration of auditors				
7. Authority to allot shares				
8. Allotment of shares for cash				
9. Purchase of ordinary shares				

*The "vote withheld" option is provided to enable you to abstain on any particular resolution however it should be noted that a vote withheld is not a vote in law and will not be counted in the calculation of the proportion of the votes "For" and "Against" a resolution.

You may register your proxy either by completing and returning this form using the envelope provided, or electronically on our registrars' website. If you wish to register your proxy electronically, please refer to note 5 below.

I/We being a member/members of the above named company entitled to attend and vote at the annual general meeting hereby appoint the Chairman of the Meeting or (see note 2) ______

______

as my/our proxy to vote for me/us on my/our behalf at the annual general meeting of the company to be held at 11am on 29 July 2004 and any adjournment thereof and in respect of the resolutions set out in the notice of annual general meeting to vote as indicated below (note 3).

Signature ______ (see notes 1 and 4)

Date ______

NOTES ON THE FORM OF PROXY

1. In the case of joint holdings any one registered holder may sign, but if more than one holder votes, the vote of the one whose name appears first on the register of members shall be accepted to the exclusion of the other joint holders. Names of all joint holders should be stated.
2. You may appoint one or more proxies of your choice. If you wish to appoint a proxy other than the Chairman you should delete the words "the Chairman of the Meeting or", insert your own choice in the space provided and initial the amendment. A proxy need not be a member of the company.
3. Please indicate by marking "X" in the appropriate space how you wish your vote to be cast. Unless so instructed the proxy will vote or abstain as he/she thinks fit. If you select "discretionary" or fail to select any of the given options your proxy can vote as he or she chooses or can decide not to vote at all. On any other business arising at the meeting (including a motion to amend a resolution or to adjourn the meeting) the proxy may act at his or her discretion.
4. To be valid this proxy must be lodged at the offices of the company's registrars not later than 48 hours before the time fixed for holding the meeting, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of such power or authority. As an alternative, CREST members may use the CREST electronic proxy appointment service. CREST members should refer to note 4 in the notice of annual general meeting enclosed with this form of proxy in relation to the submission of a proxy appointment via CREST.
5. *To register your proxy electronically, log on to our registrars' website at* **www.capitaregistrars.com** and follow the instructions. You will need to input the Investor Code and your surname and postcode as printed above. To be valid, your proxy *must be lodged no later than 48 hours before the time fixed for holding the meeting.* Do not show these details to anyone else, unless you wish them to give proxy instructions on your behalf.
6. Where the appointer is a corporation, this form must be duly executed by the corporation, or under the hand of an agent or officer duly authorised in writing.
7. *Completing and returning this form or appointing your proxy electronically will not prevent you from attending and voting instead of your proxy, if you so wish.*

KeldaGroup

KELDA GROUP PLC ANNUAL REPORT AND ACCOUNTS 2004

Keeping our focus.

taken by visitors to our land. See more
at www.youvebeenrambled.com



Contents

The top line.

Our strategy to focus on providing high quality water and waste water services has helped us to deliver sector leading performance.

Financial highlights.



799.8
838.1
822.6
2002
2003
2004
265.3
277.1
292.2
2002
2003
2004
162.7
175.2
191.6
2002
2003
2004
197.1
164.3
206.2
2002
2003
2004
39.1
42.4
46.2
2002
2003
2004
25.5
26.05
26.83
2002
2003
2004

TURNOVER group and share of associates and joint ventures (£822.6m)

OPERATING PROFIT group and share of associates and joint ventures (£292.2m)

GROUP PROFIT before taxation and exceptional items (£191.6m)

GROUP PROFIT before taxation (£206.2m)

ADJUSTED EARNINGS per share (excluding deferred tax) (46.2p)

DIVIDEND per share (26.83p)

GROUP   ASSOCIATED AND JOINT VENTURES

Our strategy of focus is paying dividends. These figures demonstrate the growth that is being achieved through strong operational and financial performance, delivering solid operating profits, earnings per share and dividends.

The bottom line.

Chairman's statement.

The results for the year were very satisfactory and reflect three main factors:

- Outperformance, increased turnover and efficiency gains for UK water activities.
- The sale of our 46% interest in Waste Recycling Group (WRG).
- The continuing management and performance advantages of our water industry focus.



JOHN NAPIER Chairman

Group profit before tax benefited from the net exceptional gain of £14.6 million made from the sale of our WRG interests. If you disregard exceptional gains, profit before taxation of £191.6 million is 9.4% ahead of last year. The main drivers of profit increase were increased UK turnover, continuing improvement from operations and reduced interest costs. These benefits were partially offset by a reduced US contribution due to the translation of the weaker US dollar. In total there was an increase in EPS excluding exceptional gains and deferred tax to 46.2p, 9% up on the prior year.

The sale of our WRG interests, and cessation of our Timco timber operations in the US and subsequent sale of its assets, completed our disposal programme supporting our water and waste water focus strategy. The smaller non-regulated service operations in the US, KeyLand property, Loop business process services and contract operations in the UK now leverage from, support and are sustained by our core businesses. The proceeds of the WRG sale of £142.7 million were applied to reducing debt and a share buyback programme, which was completed prior to year end.

Yorkshire Water Services (YWS) went from strength to strength. It improved overall service levels and had outstanding operational performance achieving three 'band A' ratings in the regulator's January 2004 assessment of water and waste water activities. It has continued to outperform expectations in operational and capital efficiencies. Within the period of the current price determination to date it has led UK operational performance in achieving a 12% reduction in costs in real terms over a four year period. At the same time it has continued to drive forward and improve service standards, water quality and compliance obligations.

The performance of YWS in the year is particularly commendable as it was achieved against the background of a challenge of severe water shortages. Supplies were maintained without restriction or special drought orders. This was achieved by a combination of a regional supply network, active water resource management and measurement and close liaison and co-operation with regulatory agencies, especially the Environment Agency, who work actively with the company. It was also helped by our continuing investment in advancing telemetry and business systems. The company won the National Customer Service Awards for the 'best use of technology in customer services'.

The other UK operations had mixed results. Contract operations won one of the largest contracts awarded in recent times: the contract with the Ministry of Defence (MoD) will earn revenues of £1 billion over the next 25 years for supplying water services to MoD sites in the Midlands, Wales and South West region. This complements previous wins in Scotland. The MoD contract is performing on plan to date. KeyLand had an on plan year. The business support services operation Loop performed below last year due to unrecovered costs on a third party contract upon which Loop has given notice to terminate since the year end.

The performance of the US operations remains satisfactory. They have successfully completed the integration of the New England operations of American Water Works acquired in April 2002. However for the second successive year the business experienced unusual supply and demand conditions. Last year sales were down due to water restrictions because of drought, and in this year sales were down due to excess rainfall and well below average temperatures, which reduced demand.

A new Aquarion Chief Executive, Chuck Firlotte has been appointed, as part of a planned succession, having completed a three year period as director of UK water operations. The objective will be to accelerate the management, operational and cultural integration of the US business which is currently in its rate review cycle. The regulatory base of price determination in the US is an expected rate of return on assets. Aquarion is involved in the process in its major regions. It is complex, as it involves a number of different regulatory regional bodies.

The waste water activity continues to develop with a successful start up and above planned performance of Aquarion's first major waste water contract, awarded in Bridgeport in April 2003. The challenge of successful growth by revenue improvement and the organic growth of water service and waste water operations is being actively progressed.

In the wider field of corporate performance the company continues to progress in environmental, social and corporate compliance areas. All

Chairman's statement continued...

activities of the company have an environmental purpose. Apart from the direct provision of drinking water and waste water services the related actions of improving drinking and river water qualities, improved waste water treatment standards and enhanced recreational and bathing water and beach standards, constitute major environmental improvements. The company also has extensive environmental interaction with national bodies and local communities on the best methods of enhancing and protecting significant natural assets, especially moorlands, water catchment and reservoir areas. At the same time it seeks to meet the challenge of affording the maximum recreational use of these facilities. It is also active in encouraging tenant farmers to adopt agri-environmental best practice approaches.

In the social spheres we have led developments to supply cool drinking water to primary schools to deal with the issues of dehydration and acknowledge issues of improving diet and health. The company also works actively with Business in the Community focusing on the Right to Read and other schemes to support local education. These involved up to 25% of our staff working on a voluntary basis. There are also active community schemes and programmes in the US focused on community support, education, deprived groups and enhanced environmental behaviours.

The board has been further strengthened over the last year. On the non-executive front the appointment of Christopher Fisher brought significant banking experience, whilst the continuation of Richard Schmidt, after retirement as Chief Executive Officer in the US, allowed for maximum continuity and an easy transition in management. The requirements of the revised combined code have also meant a higher proportion of non-executives, to avoid too much duplication in the membership of committees. On the executive side the new Finance Director, Martin Towers, appointed in March 2003 has settled in well and formed a strong team with your Chief Executive, Kevin Whiteman, who has produced his first full year results following his appointment to that post in September 2002. The board conducted its first full formal evaluation process in the year and will continue to review its own and the company's effectiveness.

The immediate outlook for 2004/05 is reasonably predictable and improvement is expected. The year however will be dominated by the publication of the first draft response by the regulator as part of the price determination process. This will largely determine the UK water industry and Kelda prospects for the period 2005/10. To date that process has been transparent and there has been clear identification of the investment needs required to support environmental improvements. This investment remains significant.

In an incentive based regulatory regime we are well placed due to our excellent service and operational records. The macro factors support an increasing rate regime and the importance of sound and sustainable low risk capital structures to keep borrowing costs to a minimum. All this is known to regulator, government, industry and to capital providers, shareholders and lenders. It is not expected, and would be a major disappointment and damaging to the prospects of the industry, if a more arbitrary price approach were now to be applied.

Generally the industry has been very successful in meeting service, drinking water quality, waste water, river quality and other environmental standards. It has required and will continue to require the confidence and support of capital providers. It is fundamentally an efficient provider of relatively low cost, high consumer value, essential water and environmental services. We expect the future of the industry to be maintained if not encouraged in the next determination.

The process of transforming Kelda has been an interesting and exciting programme which could not have been carried through without the active support of the board and management. Equally importantly the programme has gained the support of employees and their representatives at all levels, despite some difficult issues having had to be addressed. There will undoubtedly be future challenges ahead, but this report is an opportunity to thank all employees on behalf of the shareholders for the progress the company has achieved to date.



JOHN NAPIER Chairman Kelda Group plc

Chief Executive's review.

A year of continuing achievement.

In 2003/04, our continuing strategy of focusing on what we do best, providing high quality water and waste water services, has again helped us to deliver what we believe is sector leading financial and operational performance.



Delivering more for less is now the major driver for our business and this commitment to efficiency and customer service has enabled us to deliver outperformance over the last year, which provides long term price benefits, improved overall service levels for customers and a solid return for our investors.

By providing value for all, we can also do more to protect and improve our environment, improve customer service and make a contribution to society through education programmes, volunteering and community involvement.

The fact that we are able to get this balance right is due to our people and their willingness and ability to accept change and drive innovation throughout the business, one of the key strengths of the group. I would like to pass on my sincere thanks to all who have played their part in making 2003/04 a year of continuous growth and achievement.

We believe that further improvements can be made however, and by building upon our core skills we can continue to provide a trusted, value for money and satisfying service to our customers and a good return for our investors.

Our operational review and corporate social responsibility sections detail our progress in these areas, but I would like to highlight a number of key achievements under the following headings:

FINANCIAL PERFORMANCE

- Group profit before taxation and exceptional items is up 9.4% to £191.6m reflecting the effects of improved efficiency gains and increased turnover.
- Yorkshire Water achieved three out of a possible four 'band A' ratings in Ofwat's January 2004 report on the financial efficiency of water and waste water companies – a unique industry achievement.
- Adjusted earnings per share (excluding deferred tax) increased 9% to 46.2p, with full year dividend increasing 3% to 26.83p per share.
- Aquarion delivered a steady performance despite unfavourable weather conditions and an adverse exchange rate movement.

KEVIN WHITEMAN Chief Executive

BUSINESS PERFORMANCE

- Over the last year Yorkshire Water maintained supplies to its customers in one of the hottest and driest years on record – testament to our people, the investment in our water supply network and to the good working relationships we have developed with the Environment Agency.
- Yorkshire Water service levels improved across the board with better water quality and fewer incidents of low water pressure, leakage and sewer flooding. Water quality now stands at an all-time high.
- Aquarion, our US operation, performed satisfactorily, despite unusual supply and demand conditions. Management changes will leverage Yorkshire Water skills in asset management.
- Further progress was made at KeyLand and at Yorkshire Water Projects, where our £1bn turnover, 25 year, water and waste water outsourcing contract with the MoD went live on schedule in December 2003 and is performing well.
- Safe Move, Yorkshire Water's property search service, increased its turnover to £3m last year from a standing start in 1999.
- Loop continued to deliver industry leading performance to Yorkshire Water's customers and is one of the lowest cost providers in the sector.
- These activities, building from our core skills base, present long term, relatively low risk income streams for Kelda in line with our focus on waste and water services.
- The sale of our interest in WRG completed the disposal process and strategic focus on water and waste water.

SOCIETY AND THE ENVIRONMENT

- Kelda is the highest ranked water company in terms of environmental performance, achieving Premier League status in the Business in the Environment Index of Corporate Environmental Engagement.
- Kelda was also ranked by Business in the Community in the top 100 companies in the UK for corporate social responsibility and is also a constituent in FTSE4Good, the independently researched corporate responsibility index.
- 25% of Kelda employees are now involved in some form of employee volunteering and are actively involved with their communities to promote the value of what we do.

OUR PEOPLE

- During the year we concluded a two year pay deal with employees which will provide further security for the business moving forward and a stable platform on which to develop new skills.
- We have developed more effective ways of working in consultation with our employees and trade unions and have seen the benefits over the last year in terms of improved efficiency and job satisfaction.
- The use of new information technology is now standard for our field technicians and has resulted in an improved customer experience and a better targeting of resources.
- Management training has been stepped up over the year, with the implementation of bespoke Leadership Development training.
- Our customer services operation Loop was listed in the Top 100 'great companies to work for in the UK' by The Sunday Times newspaper.

VALUE AND PRICING

Both Yorkshire Water and Aquarion have applied to their respective regulators for price reviews and are awaiting decisions later in 2004.

Our goal throughout the price review process is to try and strike the right balance between our various stakeholder interests to protect the financial, environmental and operational sustainability of our businesses.

The overriding aim of Yorkshire Water's business plan is to build on the progress which has been made in Yorkshire's water and waste water infrastructure and maintain levels of service, whilst at the same time making further efficiencies, sustaining the ability to invest in infrastructure and environmental improvement and keeping prices as low as possible.

It's a balance, but one which I believe we have got right, despite the impact of tax rises from 2005 and the significant additional investment which will be required to comply with European environmental legislation.

Aquarion faces similar drivers in its US water and waste water businesses, against an entirely different regulatory backdrop. Our last rate increase in Connecticut, the largest of our US service areas, was in 1996, since when Aquarion has spent over $150m on infrastructure improvements. The application is intended to finance further investment in infrastructure, water quality and the service we provide to customers.



KEVIN WHITEMAN Chief Executive Kelda Group plc

Our business.

KeldaGroup


AQUARION Turnover £94.1m
KEYLAND DEVELOPMENTS Turnover £11.2m
YORKSHIRE WATER Turnover £604.4m
UK SERVICE OPERATIONS Turnover £30.7m

YORKSHIRE WATER

Yorkshire Water provides water and waste water services to more than 4.7m people and 140,000 businesses.

Every day the company supplies more than 1.3bn litres of high quality water to homes and businesses in Yorkshire. Through the efficient operation of its extensive network of sewers and waste water treatment works, it also ensures that the region's domestic and industrial waste is returned safely to the environment.

The water regulator, Ofwat, publishes a number of reports which demonstrate Yorkshire Water's relative performance compared with its sector peers. Recent reports indicate Yorkshire Water to be the most efficient company in terms of operating and capital maintenance. The reduction in operating costs in recent years is the largest of all the UK's water and waste water companies.

In addition, Yorkshire Water is currently ranked third in Ofwat's Overall Performance Assessment, which compares the levels of service provided by the UK's ten major water and waste water companies.

AQUARION

Aquarion is one of the ten largest investor owned water companies in the US and the largest privately owned utility in the state of New England.

It serves 211,000 homes and businesses, the equivalent of approximately 677,000 people, in 52 communities in the states of Connecticut, New York, Massachusetts and New Hampshire. Aquarion Services provides water and waste water operation and maintenance services through a number of contracts and partnerships with municipal authorities.

UK SERVICE OPERATIONS

- Yorkshire Water Projects (YWP) is a 45% shareholder in Aberdeen Environmental Services (AES), which has a 25 year contract to run four waste water treatment plants in Aberdeenshire, Scotland. Grampian Waste Water Services, a wholly owned subsidiary of YWP, operates the contract for AES.
- YWP is also a 45% shareholder in Brey Utilities, a consortium which this year won a 25 year concession to provide water and waste water services to more than 1,100 Ministry of Defence sites in the Midlands, Wales and the South West. Delta Water Services, a wholly owned subsidiary of Yorkshire Water Projects, is carrying out 80% of the operating contract.
- Yorkshire Water has developed a number of profitable non regulated activities, including Safe Move, which provides drainage and water information to solicitors and conveyancers.
- Loop specialises in cost effective customer relationship management. The company's main contract is to provide customer service support to Yorkshire Water.

KEYLAND DEVELOPMENTS

KeyLand Developments is responsible for managing, developing and disposing of the group's surplus property assets, either on its own or in partnership with outside organisations.

Our strategy.

Our strategy is simple. We focus on delivering value by providing quality water and waste water services.

One of the continuing features of our strategy is that it works. Our strategy has resulted in Kelda progressing to become one of the most efficient companies in the sector. Our objective is to maintain our focus on performance, which we believe to be in the best interests of our shareholders and customers.

Our water and waste water services deliver significant benefits and underpin the social and economic wellbeing of the communities in which we operate. Yet we are not complacent. Our 3,300 employees constantly strive to improve the services we provide to our customers.

In addition, we will continue to use our core skills in water and waste water management to help grow our non regulated businesses.

The focus remains on developing long term, low risk, secure income streams with potential for increased activity in the future.

We have established a solid platform from which the continuation of our strategy will provide growth in the future. The price reviews which are in progress in the UK and US will present significant challenges. The strategy behind our plan is to provide a fair and balanced approach with the aim of providing best value to customers while securing the financial and operational sustainability of the business. Our focus will ensure we are well placed to maximise the opportunities which will arise from these price reviews.

Total shareholder return.



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Kelda Group
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This graph shows the value, by end of March 2004, of £100 invested in Kelda Group on 31 March 2000 compared with the value of £100 invested in the FTSE 350 index.

What we focus on.

OUR SHAREHOLDERS

Our goal is to deliver consistently good financial results which helps the company to have low costs of borrowing and sustain dividends. This is driven by a focus on efficiency in everything we do and by employing new technology and sharing knowledge and best practice. Strong financial performance is essential in order to create shareholder value and sustain ongoing capital investment and environmental and customer service improvement.



OUR CUSTOMERS

We aim to provide a quality of service which is significantly better than our peers and at a price which represents good value for money. Our contract strategy and relationships with our service providers are also key in order to achieve better service and lower costs.



OUR PEOPLE

Our people are the driving force behind our business. We have invested in a number of initiatives to ensure that our employees are able to deliver the standards of service that our customers expect. It is the delivery of this that will underpin the continued success of the group. Our staff are rightly proud of their achievements in delivering sector leading levels of efficiency and customer service.



ENVIRONMENTAL PERFORMANCE

The continuous delivery of Kelda's water and waste water services has a significant environmental dimension. We deal with environmental issues as diverse as management of and access to catchment areas, sustainable water management, river water and bathing water standards. Our performance affects all customers and everyone who lives in the regions we serve. Our aim is to achieve 100% compliance with legal and regulatory obligations.



SOCIETY

Kelda makes an important contribution to the communities in which it operates through its commitment to opening up its land for public enjoyment, and through community involvement and volunteering. 25% of our employees are involved in volunteering programmes which support reading and numeracy standards in schools and in a wide range of community based activities. We also have specific educational programmes to raise awareness of the value of water and to promote health and nutrition in schools.



How we're performing:

Yorkshire Water.

Financial performance

Regulated turnover increased by 6.6% to £604.4m (2003: £567.0m) following the interim price determination which took effect on 1 April 2003. The revenue increase is principally being used to fund additional investments and to recover the additional cost of bad debts.

Operating profit increased by 8% to £252.5m (2003: £233.7m) of which 49% (2003: 49%) accrued in the second half year. The operating cost outperformance target has been increased to £115m from £100m in the current price determination period.

Regulated capital investment for the year was £302.3m (2003: £319.5m). The investment continues to be primarily directed at the upgrading of the region's clean and waste water infrastructure. 2004/05 is the final year of the current asset management programme (AMP3), during which it is estimated that £1.5bn will have been invested in the region's infrastructure, and that Yorkshire Water will achieve capital cost outperformance of 12%.

Operational performance

Yorkshire Water was ranked third by the Office of Water Services (Ofwat) in its Overall Performance Assessment, which compares the levels of service provided by the UK's ten major water and waste water companies. The report benchmarks companies' performance against a wide range of measures including water quality, water pressure, sewer flooding, leakage, treatment works' compliance and the speed at which customer queries are dealt with.

In addition, Ofwat's annual report on water and waste water unit costs and relative efficiency showed Yorkshire Water to be the most efficient company in terms of operating and capital maintenance. This was confirmed by a separate Ofwat report on financial performance and expenditure, which showed that the company had reduced overall operating costs by 12% since 1998/99 – the largest reduction of all the UK's water and waste water companies.

Yorkshire Water remains committed to improving its operational and customer service while at the same time keeping costs firmly under control.

DELIVERING SAFE AND RELIABLE WATER SUPPLIES

2003 was one of the driest and hottest years on record. While water shortages in parts of the UK prompted some companies to apply for drought permits, recent investment in Yorkshire's water supply system and leakage reduction, coupled with prudent resource management, ensured that customers could continue to use their supplies without cause for concern.

In particular, the integrated water grid system enabled water to be pumped between areas to ensure that the supply and demand balance was managed effectively across the region as a whole.

In December 2003, Yorkshire's long term water resource situation was secured further when the Environment Agency (EA) announced its decision to allow water abstraction from the rivers Ure, Wharfe and Ouse until 2017. In the past the EA had only granted short term abstraction licences.

The agreement that these abstractions were not only necessary but sustainable in the long term, significantly enhances the security of supplies to a population of more than 4.7m across Yorkshire.

The quality of the water provided to local homes and businesses also continued to be exceptionally high, with 99.89% of all the tests taken meeting the Drinking Water Inspectorate's (DWI) rigorous standards.

Work is continuing to upgrade the extensive network of underground water mains and in November 2003 a two year programme of work to renew 1,202km of pipes was successfully completed one month ahead of schedule. A further 1,081km of mains will be renewed by 2006.

50,000

50,000 CUSTOMERS were presented with water jugs to keep in their fridges as part of our 'Best Served Chilled' promotional campaign during the summer of 2003.

1.3bn

1.3 BILLION LITRES of water were used in homes and businesses in Yorkshire every day last year.





DEVELOPING THE RIVER AIRE

YORKSHIRE WATER HAS RECENTLY BEEN INSTRUMENTAL IN THE LAUNCH OF A NEW MULTI-AGENCY PARTNERSHIP AIMED AT DEVELOPING THE RIVER AIRE IN LEEDS.

THE STATE OF THE RIVER MANAGEMENT PARTNERSHIP (SORM) WILL COORDINATE THE DEVELOPMENT OF THE AIRE, ITS BECKS AND WATERWAYS FOR THE BENEFIT OF THE CITY'S ENVIRONMENT AND COMMUNITIES AND WILL ENCOURAGE THE PEOPLE OF LEEDS TO BECOME ACTIVELY INVOLVED IN MAKING DECISIONS ABOUT HOW THIS CAN BE ACHIEVED.

THE PARTNERSHIP INCLUDES YORKSHIRE WATER, THE ENVIRONMENT AGENCY, LEEDS CITY COUNCIL, THE LEEDS INITIATIVE, THE ENVIRONMENTAL ACTION GROUP EYE ON THE AIRE, BRITISH WATERWAYS AND THE CONSUMER WATCHDOG, WATERVOICE YORKSHIRE.

OVER RECENT YEARS, INVESTMENT IN THE RIVER AND ITS ENVIRONMENT HAS LED TO A CONSIDERABLE IMPROVEMENT IN WATER QUALITY, WITH 10% OF THE RIVER NOW CLASSIFIED AS 'VERY GOOD' BY THE ENVIRONMENT AGENCY.

THE IMPROVEMENTS YORKSHIRE WATER HAS MADE TO LOCAL WASTE WATER TREATMENT WORKS AND OVERFLOWS HAVE ALSO CONTRIBUTED TO THE RETURN OF OTTERS, WATER VOLES, CRAYFISH AND EVEN SALMON.

PROTECTING OUR HERITAGE

ROMAN ARTEFACTS DATING BACK TO 200AD WERE DISCOVERED DURING WORK TO LAY NEW WATER MAINS NEAR NORTHALLERTON.

THE OBJECTS – INCLUDING ROOF TILES, CERAMICS, METAL AND SOME BONES – WERE UNEARTHED NEAR THE MARKET TOWN AT AINDERBY STEEPLE AS YORKSHIRE WATER ENGINEERS CARRIED OUT WORK ON A £2.6M PROJECT TO LAY TWO NEW WATER MAINS FROM AINDERBY PUMPING STATION TO BULLAMOOR SERVICE RESERVOIR.

THE FIND, DESCRIBED AS 'SIGNIFICANT' BY ARCHAEOLOGISTS, PROVIDED THE FIRST INDICATION EVER THAT ROMANS HAD INHABITED THIS PART OF THE COUNTRY.

ARCHAEOLOGIST SIMON TOMSON, OF NORTHERN ARCHAEOLOGICAL ASSOCIATES, SAID THE FIND INDICATED THAT A ROMAN FARMSTEAD HAD ONCE STOOD ON THE SITE.

"WE FOUND WHAT WAS LEFT OF AN AGRICULTURAL BUILDING, PROBABLY A BARN. DISCOVERED DURING THE COURSE OF THE DIG WERE ROOF TILES, CERAMICS, SOME BONES AND A METAL BEAM USED TO WEIGH GRAIN. IN TERMS OF HISTORICAL IMPORTANCE THIS FIND WAS SIGNIFICANT AS IT WAS THE FIRST INDICATION THAT ROMANS HAD LIVED AND SETTLED HERE. IT ADDS ANOTHER DOT TO THE MAP."

YORKSHIRE WATER'S ENGINEERS WORKED AROUND THE ARCHAEOLOGISTS TO ENSURE THE SCHEME TO IMPROVE CUSTOMERS' WATER SUPPLIES WAS NOT DELAYED.



99.89%

99.89% OF THE 264,444 TESTS carried out last year on drinking water supplies in the Yorkshire region complied fully with the government's stringent quality standards.

Yorkshire Water continued...

DELIVERING BETTER CUSTOMER SERVICE

The company's new Integrated Customer and Operational Management (ICOM) system continued to deliver significant benefits. The implementation of this system has significantly improved the quality and speed of service provided to our customers. Employees now have access to more comprehensive information about planned work, unexpected bursts and other operational activities, and the impact on customers. This, in turn, means customer enquiries can be dealt with more quickly.

In addition, modern ways of working have been introduced, involving extended working hours for our customer-facing people, and customer appointments specified within two hour time slots. This enables service to be delivered more conveniently and efficiently to the customer. In March 2004 the company launched a scheme called 'Close the Loop' which involves call centre staff ringing customers back to ensure that the company has delivered what it said it would and has resolved their issues to their satisfaction.

Yorkshire Water is pleased that its improvements in customer service have received external recognition. The ICOM system won the 'Best Use of Technology in Customer Service' category at the National Customer Services awards, the international 'Gartner Customer Relationship Management (CRM) Excellence Award 2003' and the Customer Care category at the Utility Industry Achievement Awards. For the third year running, Yorkshire Water was voted top for customer service in a national survey carried out by the independent Energy Information Centre. The report concluded: "...compared to other suppliers, Yorkshire Water leads the pack for ease of contact, listening to needs, solving problems, explaining the industry and knowing the company."

95% of Yorkshire Water's business customers rank the company's service as good as or better than that provided by energy suppliers.

DELIVERING IMPROVEMENTS TO THE ENVIRONMENT

In March 2004 Kelda was once again awarded 'Premier League' status in Business in the Environment's Index of Corporate Environmental Engagement. The index measures the extent to which companies understand and manage their impact on the environment. The company remains committed to improving environmental performance and has recently introduced a new Environmental Management System (EMS) designed to help achieve ISO14001 certification and improve business process. To support the launch, an environmental awareness campaign was implemented and every employee was asked to take part in an IT based training programme.

During 2003 Yorkshire Water started to work with the Carbon Trust, a government backed organisation that works with businesses to reduce carbon dioxide emissions. The Trust is now conducting a one year feasibility study into the performance of Yorkshire's water supply system with the aim of reducing its carbon dioxide emissions by up to 15%. The company is also looking at expanding its use of hydro and wind power to help reduce energy costs in the future.

The EA's annual 'Spotlight on Business' report published in September 2003 showed that Yorkshire Water had achieved 100% compliance with discharge consents during the previous year at its 612 waste water treatment works and 1,614 pumping stations. In 2003/04 the rate has fallen slightly to 99.9% but the aim is to restore 100% compliance in 2004/05.

There were no prosecutions for pollution incidents during 2003, although regrettably a small number of pollution incidents occurred during the year, some of which have already been the subject of legal proceedings in 2004. The company regrets any incidents of pollution and will continue to make every effort to prevent them occurring in the future.

Despite these incidents, investment is continuing to improve the quality of the region's rivers and bathing waters. The EA has reported a 9% increase since 1990 in the number of Yorkshire rivers classified as 'good' or 'fair' and the number of East Coast bathing waters achieving the EU's higher 'guideline' quality standard has again risen to a record high of 15.

In December 2003, the company signed a partnership agreement with English Nature to protect and improve more than 50 of Yorkshire's 363 designated Sites of Special Scientific Interest (SSSIs). The new partnership agreement is designed to help English Nature fulfil its role in supporting the government to achieve its target of 95% of SSSIs being in favourable or recovery status by 2010.

In Yorkshire, many upland moorlands have unintentionally suffered the effects of over-grazing and environmentally damaging farming practices. A joint steering group has now been set up by the company and English Nature, to share information about the status and management of SSSIs and to ensure they are maintained in the best possible condition.



15

15 BATHING WATERS off Yorkshire's East Coast achieved the highest European quality standards during 2003 as a result of our investment in new waste water treatment technology – a record for the region.

Aquarion.

Financial performance

Turnover from continuing operations for the year was £94.1m (2003: £93.7m). Higher turnover was driven by increased revenue from Aquarion Services Company, the company's contract operations division. This was offset by lower revenue from the core utility business and the weakness of the dollar on retranslation into Sterling. Timco, Aquarion's former timber processing subsidiary, was closed and its assets sold during the year.

The utility business was adversely affected by an unusually cool and wet summer season which resulted in lower metered water consumption.

Operating profit for the year was £31.6m (2003: £34.9m). Operating profit in dollar terms was flat but declined on translation into Sterling. Profits were impacted by decreased water revenues in the utility business.

The business is primarily focused on the delivery of rate of return maximisation and enhanced efficiency in its core utility business, through the achievement of operational and capital efficiencies, greater use of new technology to support more business improvement initiatives, and the transference of technology used by Yorkshire Water to Aquarion.

126,000

126,000 TESTS are carried out every year to ensure Aquarion's customers receive the highest standards of water quality.

INCREASED WATER CHARGES

In October, Aquarion's Nassau County, New York based water utility subsidiary began to benefit from a $0.3m increase in water charges to reflect past investments in infrastructure. An additional $0.1m increase will take effect in October. On a larger scale, the state of Connecticut water utility filed an application in March 2004 with the Public Utility Commission requesting an annual increase in water charges. The final increase will be determined by the Connecticut Department of Public Utility Control. This is to reflect an approximate $150m invested throughout the state since the most recent increases took effect on or before 1996.

The proposed increases in water service revenues are driven primarily by investments in water utility infrastructure as well as the need to set aside reserves to replace or upgrade future plant and equipment.

Aquarion is also seeking a surcharge to fund a $45m upgrade to a water filtration plant in Connecticut. The decisions will be made by the regulator in the autumn of 2004. If approved, increased water charges will take effect from 1 October 2004, and the surcharge is expected to become effective by the end of 2004.

AQUARION SERVICES

Aquarion Services Company, the contract operations arm, expanded its water and waste water business and increased the number of operations, maintenance and related services sites. Aquarion Services also acquired two contract operations subsidiaries in the north east and on the west coast, which included 25 operations agreements and associated assets and was selected for 15 others through competitive pursuits. Safety Valve, Aquarion's service line protection business, demonstrated revenue and earnings growth through four new municipal partnerships.

CUSTOMER SERVICE AND CONTINUOUS IMPROVEMENT

Aquarion has remained focused on the enhancement of its water delivery and customer service. After launching its internet-based 'AquariOnline' electronic bill payment service and receiving an even higher customer satisfaction report from the state of Connecticut economic regulatory authority that collects such information, Aquarion's employees are continuing efforts to enhance customer bill payment options as well as continuously improving responsiveness to customers.



Aquarion employees earned three Innovation Prize Awards in 2003 from the Connecticut Quality Improvement Award Partnership. These recognised initiatives designed to enhance the internal awareness of local and national industry-related news events, improve the disinfection process for new water mains and educate customers on water conservation and watershed protection.

In addition, the company launched a pilot programme to transform excess pressure within water pipes into electricity by using a new microturbine technology. This pilot programme intends to enhance infrastructure while providing a new source of clean, renewable energy and revenue for utilities. The power will be delivered back to the electric utility grid.

ENVIRONMENTAL STEWARDSHIP AND COMMUNITY INVOLVEMENT
Aquarion employees have also earned awards for community service, environmental stewardship and performance excellence. In addition to the Innovation Prize Award, Aquarion also collected awards for outstanding mentoring and a school business partnership, community service, educational programme support and community outreach.

To inspire local youth to continually pursue academic excellence, employee teams sponsored several activities in 2003, including a Black History Celebration, now into its twelfth consecutive year.

ENERGY EFFICIENCY

AQUARION HAS RECENTLY BEEN RECOGNISED FOR ITS SUCCESS AT DRIVING DOWN ENERGY CONSUMPTION.

EVERY YEAR THE STATE OF CONNECTICUT OFFICE OF POLICY AND MANAGEMENT, THE DEPARTMENT OF ENVIRONMENTAL PROTECTION AND THE DEPARTMENT OF PUBLIC UTILITY CONTROL JOIN FORCES TO ACKNOWLEDGE AND REWARD ORGANISATIONS THAT HAVE SUBSTANTIALLY REDUCED THE AMOUNT OF ELECTRICITY THEY USE.

AQUARION WAS PRESENTED WITH THE 'PEAK PERFORMER' AWARD FOR WORK UNDERTAKEN RECENTLY TO OPTIMISE THE PERFORMANCE OF ITS WATER SUPPLY SYSTEM.

AS WELL AS INTRODUCING NEW PUMPING REGIMES AND INSTALLING HIGHLY EFFICIENT HEATING, VENTILATION AND COOLING EQUIPMENT, THE COMPANY ALSO ALTERED THE TIMING OF SOME OF ITS OPERATIONS TO MAKE THE MOST OF OFF-PEAK TARIFFS.

JACK GOLDBERG, THE VICE CHAIRMAN OF THE CONNECTICUT DEPARTMENT OF PUBLIC UTILITY CONTROL, SAID: "TO ACHIEVE THE BEST ENERGY PERFORMANCE THEY LOOKED NOT ONLY AT ONE FACILITY BUT AT HOW THE INTERACTION OF SIX DIFFERENT FACILITIES COULD BE OPTIMISED. THAT TOOK AN ENORMOUS AMOUNT OF COORDINATION AND IS TO BE APPLAUDED."

AQUARION'S EXPERIENCES ARE NOW BEING SHARED WITH OTHER ORGANISATIONS IN THE CONNECTICUT AREA IN A BID TO PROMOTE BEST PRACTICE.

3

3 INNOVATION PRIZE AWARDS in 2003

UK Service Operations.

During 2003/04 Kelda continued to use its core skills in water and waste water management to help grow its non regulated businesses. The focus remains on developing long term, low risk, secure income streams with potential for increased activity in the future.

The turnover from these non regulated businesses, including our share of associates' and joint ventures' turnover, amounted to £30.7m, having increased from £16.9m in 2003. Operating profit was £2.0m (2003: £2.4m). The company intends to continue to bid for water and waste water contract operations in the UK.

YORKSHIRE WATER PROJECTS

The company now operates water and waste water contracts for the Ministry of Defence (MoD) in parts of Wales, the Midlands and the South West of England, and for Scottish Water in the North of Scotland.

In December 2003, a 25 year contract commenced to provide water and waste water services to more than 1,100 MoD sites in the Midlands, Wales and the South West. Turnover for the four months to end of March was £5.5m. Yorkshire Water Projects is a 45% shareholder in the contract consortium. 80% of the operating contract is being carried out by Delta Water Services ('Delta'), a wholly owned subsidiary of YWP. Delta was formed in March 2003 and has 27 employees including newly recruited field technicians and former MoD employees. It is based at Kelda's head office in Bradford, with satellite offices in Telford and Salisbury.

YWP is a 45% shareholder in Aberdeen Environmental Services which manages four waste water treatment plants under a 25 year contract in Aberdeenshire. Grampian Waste Water Services, a wholly owned subsidiary of YWP, operates the contract for AES.

Grampian Waste Water Services was awarded ISO9001 (2000) for quality management and ISO14001 for environmental excellence. The ISO standard specifies that environmental management systems must integrate with other management systems to make sure that both environmental and economic objectives are met.

All four of the Scottish plants are continuing to perform well, with all the local bathing waters served by the plants meeting the mandatory EU quality standards.

ISO9001

YWP WAS AWARDED ISO9001 (2000) for quality management.

UK Service Operations continued...

BUSINESS SERVICES

The company continues to develop profitable non regulated activities.

These include Safe Move, a business that provides drainage and water information to solicitors and conveyancers, which has continued to grow rapidly and now contributes an annual turnover of more than £3m. This service is now being promoted by the Property Search Group.

LOOP

Loop provides customer relationship management services. Its turnover increased to £19.9m (2003: £17.3m), including £3.5m (2003: £1.8m) from external contracts, although profitability was affected due to unrecovered costs on a third party contract upon which Loop has given notice to terminate since the year end.

Loop continued to deliver high standards of service to Yorkshire Water's customers, including excellent results in the customer response and debt collection measures monitored by Ofwat. Loop is also one of the lowest cost providers of the services in the sector.

ONE OF KEYLAND DEVELOPMENTS' MORE UNUSUAL PROPERTIES was offered for sale during 2003. Lendal Tower in York, a 14th century, historic monument originally served as a defensive emplacement on the banks of the River Ouse. In more recent times the Tower was used as the headquarters of York Waterworks, which was purchased by Yorkshire Water in 1999.



KeyLand.

KeyLand had a strong second half year as anticipated in the interim results statement. Turnover (including share of associates and joint ventures) was slightly behind last year at £11.2m (2003: £12.8m) but operating profit increased to £5.2m (2003: £4.6m). This reflects the continued high demand for prime development land.

The primary source of revenue continues to be through the disposal or development of brownfield sites for housing. Net assets of KeyLand were £34m at the end of March 2004. The second half saw the sale of a significant housing development site at Bransholme, Hull. A number of smaller, high margin, properties supplemented this sale. Planning delays continue to affect the timing of sales.

In addition to its primary activities, KeyLand has participated in selected joint venture developments. These contributed turnover of £2.8m (2003: £3.0m) and operating profit of £1.0m (2003: £0.4m) to these results.

KeyLand will continue to concentrate its resources primarily upon the development of the Kelda landbank and in particular the surplus property assets of Yorkshire Water.

Financial review.

PROFIT BEFORE INTEREST

Group turnover, excluding associates' and joint ventures' turnover, increased by 5.1% to £725.5m (2003: £690.5m) for the full year, following a 4.5% increase at the half year. The turnover increase stems from the 6% price increase at Yorkshire Water, with the negative impact on translation of the Aquarion figures being offset by growth in non regulated turnover in the UK and US.

Yorkshire Water accounts for 86% of group profit before interest and exceptional items of £294.7m (2003: £284.1m), with its dominant contribution of £252.5m (2003: £233.7m) facilitated by the interim price determination and keen cost control, whilst providing funds to help finance the ongoing capital expenditure programme.

These results set out improved segmental disclosure featuring the operating profit arising from UK non regulated water services, including Project Aquatrine, Package A for the MoD that commenced on 1 December 2003, and KeyLand, the business responsible for managing, developing and disposing of the group's surplus property assets.

GROUP PROFIT BEFORE TAXATION

Group profit before taxation of £206.2m (2003: £164.3m) is arrived at after an overall exceptional profit of £14.6m arising from disposal of WRG, formerly an associated company, with a contribution to operating profit of £8.2m (2003: £16.2m) from WRG up to the point of sale.

The total net interest expense of £103.1m (2003: £108.9m) is reduced from the previous year following the WRG disposal raising £142.7m in cash for Kelda in August, and the elimination of WRG's own interest expense. Group interest cover is 2.9 times (2003: 2.6 times), before exceptional items, and 4.6 times (2003: 4.2 times) on an EBITDA basis.

Profit on ordinary activities before taxation of £206.2m has increased by 25.5% from £164.3m in the previous year.

TAXATION

The group tax charge of £25.5m (2003: £38.0m) includes £11.2m (2003: £11.7m) of favourable prior year adjustments in respect of the current tax charge, and £2.3m (2003: £6.6m) in respect of the deferred tax charge. Excluding both gives rise to an underlying effective tax rate of 20% (2003: 34%), excluding exceptional items. This percentage figure is below that calculated by applying national rates of corporation tax, as a result of discounting the deferred tax liability as permitted under UK GAAP.

The underlying current tax charge, excluding prior year adjustments and exceptional items, of £25.8m (2003: £23.3m) is 13% of profit before exceptional items (2003: 12%). The underlying deferred tax charge of £13.2m (2003: £36.5m excluding exceptional items) is 7% of profit before exceptional items (2003: 21%), a reduced percentage as a consequence of changes in discount rates.

EARNINGS PER SHARE AND DIVIDENDS

Earnings per share, adjusted to exclude exceptional items and deferred tax and taking account of the share buy back, increased by 9% to 46.2p (2003: 42.4p). Basic earnings per share is 47.1p (2003: 32.7p).

An interim dividend of 8.10p (2003: 7.86p) was paid on 27 February 2004. The Board is recommending the payment of a final dividend of 18.73p (2003: 18.19p) to make a total dividend for the year of 26.83p (2003: 26.05p), an increase of 3.0%. Dividend cover, excluding exceptional items and deferred tax, is 1.8 times (2003: 1.6 times).

The group successfully completed a share buy back programme before the year end. 17.3m shares were acquired at a cost of £76.4m (average cost 441p per share).

CASH FLOW AND BALANCE SHEET

Net debt of £1,705.8m at year end (2003: £1,720.4m) was assisted by the proceeds from the WRG disposal of £142.7m less the cost of the share buy back of £76.4m.

GROUP ASSOCIATED AND JOINT VENTURES


799.8
838.1
822.6
2002
2003
2004

TURNOVER group and share of associates and joint ventures (£822.6m)


265.3
277.1
292.2
2002
2003
2004

OPERATING PROFIT group and share of associates and joint ventures (£292.2m)


162.7
175.2
191.6
2002
2003
2004

GROUP PROFIT before taxation and exceptional items (£191.6m)


39.1
42.4
46.2
2002
2003
2004

ADJUSTED EARNINGS per share (excluding deferred tax) (46.2p)

Strong operating performance from Yorkshire Water enabled the group cash inflow from operating activities to reach £481.1m (2003 £441.4m). Interest payments accounted for £97.1m (2003: £82.1m), taxation £10.1m (2003 £34.4m) and capital investment £335.5m (2003: £372.1m). Dividend payments of £101.2m (2003: £99.0m) are funded by the Yorkshire Water regulated business.

This performance enabled the ratio of funds from operations net of taxation to interest to reach 4.4 times (2003: 3.8 times).

Year end balance sheet gearing is 50% (2003: 50%), and the Yorkshire Water net debt to RAV is 40% (2003: 40%), ratios that give the group a strong financial platform ahead of the forthcoming regulatory price determination.

ACCOUNTING POLICIES

The group accounts have been prepared in accordance with the accounting policies described in note 1 to the accounts, in accordance with UK GAAP.

The group is well advanced in its preparations for the introduction of International Accounting Standards that will supercede UK GAAP for the year ending 31 March 2006 for the first time in the preparation of the group accounts, including interim results. Comparative figures will be required for the prior year commencing 1 April 2004. Whilst certain issues remain to be clarified, the most significant impact appears to relate to deferred tax and the cessation of discounting the future liability, with an adverse effect on shareholder funds and gearing, albeit not affecting cash.

TREASURY POLICY

The group's treasury operations are controlled centrally in accordance with approved board policies, guidelines and procedures. Treasury strategy is designed to manage the group's exposure to fluctuations in interest and currency exchange rates, preclude speculation and to source and structure the group's borrowing requirements. Note 19 to the accounts shows details of the financial instruments held by the group for these purposes.

The group uses a combination of fixed capital, retained profits, long term loans, finance leases, and bank facilities to finance its operations. Any funding required is raised by the group treasury department in the name of the appropriate company and supported by guarantees as necessary. Funds raised by the holding company may be lent to operating subsidiaries at commercial rates of interest. Cash surplus to operating requirements is invested in short term instruments with institutions having a long term rating of at least A- or A3 and a short term rating of at least A1 or P1 issued by Standard and Poor's and Moody's respectively.

PENSIONS

The disclosed FRS 17 deficit in the main UK defined benefit scheme at 31 March 2004 has fallen to £60.7m after deferred tax (2003: £111.9m). The group's pension liabilities are funded on a long term basis based on periodic actuarial reviews and not the FRS 17 figures that can produce volatile results over short time periods. The triennial valuation of the fund as at 31 March 2004 is currently being undertaken.

SHAREHOLDER VALUE

The company's mid market share price at 31 March 2004 was 450.75p (2003: 409.5p). The yield on the company's shares at that date, based on the recommended final dividend, was 5.94% (2003: 6.4%).

GOING CONCERN

After making enquiries, the directors have a reasonable expectation that the company has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

M Towers.

MARTIN TOWERS Group Finance Director
Kelda Group plc

How we go about our business.

Kelda's approach to corporate social responsibility (CSR) is founded on the principle that the interests of the environment, customers and society at large are best served through the efficient, effective and proper operation of our business.

This is achieved through a clear strategic focus on providing excellent customer service, strong financial and environmental performance and by effectively managing the relationships we have with our people, service providers and society. Successful progress in each of these areas provides benefits for all.

Over the last year, we are pleased that Kelda's contribution has been externally recognised through various benchmarking indexes, including Business in the Community's (BitC) own Corporate Responsibility Index.

This external recognition, together with an expanded corporate responsibility section on our website, will create further opportunities for our customers, investors and stakeholders to learn more about what we do in this area and the targets we have set for the future.

See our full report online at **www.keldagroup.com**

Environmental performance.

All activities in the group have an environmental purpose and particularly in our regulated UK and US waste water businesses, our goal is to achieve 100% compliance with our legal and regulatory obligations.

BENCHMARKING OUR ENVIRONMENTAL PERFORMANCE
For the second consecutive year Kelda has been ranked the best performing water and waste water company in Business in the Environment's (BiE) Index of Corporate Environmental Engagement.

The Index measures the extent to which companies understand and manage their impact on the environment and whether environmental issues are an integral part of their business strategies.

With a score of 96.4% we are again eligible for BiE's 'Premier League', an accolade shared by only 27 other FTSE 250 companies.

We remain committed to improving our environmental performance and have recently introduced a new Environmental Management System (EMS) which has achieved ISO14001 certification.

IMPROVING THE AQUATIC ENVIRONMENT
River water quality in Yorkshire continues to improve, largely thanks to the ongoing investment we are making in our sewers and waste water treatment works.

The Environment Agency (EA) has reported that 90% of rivers in Yorkshire are now rated as good or fair, a rise of 9% since 1990. In particular, the EA has singled out the dramatic improvements we have made to the quality of the River Spen in West Yorkshire, which has seen fish return to its lower reaches between Heckmondwike and Dewsbury for the first time in decades.

River quality is expected to improve further as a result of our ongoing programme of work to upgrade hundreds of sewer overflows in the region. This will reduce the amount of toilet related litter such as paper, condoms and sanitary towels, which can escape from the waste water system into local rivers and watercourses.

A new £17m waste water treatment works in Hornsea was commissioned, leading to similar improvements in the quality of our region's bathing waters. A record 15 local bathing waters now meet the EU's higher 'guideline' quality standard.

As a result, four east coast holiday resorts can now fly the coveted Blue Flag, providing a boost for holidaymakers and the region's tourism industry as a whole.

BIODIVERSITY
We recognise the need to conserve and enhance biodiversity on our land, protect key species and their habitats and move towards environmental sustainability. Our land provides a valuable asset for wildlife and recreation. Our catchment rules and guidance are designed to ensure biodiversity is considered at all times, alongside issues such as water quality, land use, tenants, and recreation.

We recognise that biodiversity conservation is the collective responsibility of governments, businesses, individuals and communities and so work in partnership with our stakeholders to pursue this goal.

For example, Yorkshire Water's Environment Advisory Panel, which consists of a mix of key regional biodiversity and conservation stakeholders, meets every quarter to discuss key environmental issues including biodiversity conservation. This open dialogue allows us to identify issues and receive their advice on ways in which we could improve our practices.

Environmental issues are considered for all major capital schemes to identify ways to protect or improve the environment.

WHAT NEXT?

- **IMPROVE OUR RANKING IN BUSINESS IN THE ENVIRONMENT'S INDEX OF CORPORATE ENVIRONMENTAL ENGAGEMENT;**
- **ACHIEVE 100% COMPLIANCE WITH DISCHARGE CONSENTS AT OUR WASTE WATER TREATMENT WORKS;**
- **BUILD REGULATOR AND STAKEHOLDER RELATIONSHIPS;**
- **RETURN AT LEAST 15% OF SSSIs TO FAVOURABLE STATUS;**
- **DRIVE PROGRESS AND SET TARGETS ON ENERGY CONSERVATION.**

SITES OF SPECIAL SCIENTIFIC INTEREST

YORKSHIRE WATER AND ENGLISH NATURE HAVE SIGNED A PARTNERSHIP AGREEMENT TO PROTECT AND IMPROVE MORE THAN 50 OF YORKSHIRE'S 363 DESIGNATED SITES OF SPECIAL SCIENTIFIC INTEREST (SSSIs).

THE AGREEMENT IS DESIGNED TO HELP ENGLISH NATURE FULFIL ITS ROLE IN SUPPORTING THE GOVERNMENT TO ACHIEVE ITS TARGET OF 95% OF SSSIs BEING IN FAVOURABLE OR RECOVERY STATUS BY 2010.

IN YORKSHIRE, MANY UPLAND MOORLANDS HAVE UNINTENTIONALLY SUFFERED THE EFFECTS OF OVER-GRAZING AND ENVIRONMENTALLY DAMAGING FARMING PRACTICES.

A JOINT STEERING GROUP HAS NOW BEEN SET UP TO SHARE INFORMATION ABOUT THE STATUS OF SSSIs AND TO ENSURE THEY ARE MAINTAINED IN THE BEST POSSIBLE CONDITION.

YORKSHIRE WATER AND ENGLISH NATURE AIM TO ACHIEVE THIS BY WORKING CLOSELY WITH LANDOWNERS, FARMERS AND THE OWNERS OF SPORTING RIGHTS, AS WELL AS IMPLEMENTING AND SUPPORTING REGIONAL BIODIVERSITY ACTION PLANS.

SIR MARTIN DOUGHTY, CHAIR OF ENGLISH NATURE, SAID: "YORKSHIRE'S RICH AND ATTRACTIVE NATURAL ENVIRONMENT IS CENTRAL TO THE REGION'S CHARACTER AND ECONOMY. THE 363 SSSIs PLAY A SIGNIFICANT PART IN THIS AND IT IS ESSENTIAL THAT WE CARE FOR THESE NATURAL ASSETS. WE'RE DELIGHTED TO BE WORKING IN PARTNERSHIP WITH YORKSHIRE WATER TOWARDS GETTING THESE AREAS INTO GOOD CONDITION."

REDUCING OUR ENERGY CONSUMPTION

THE CARBON TRUST, A GOVERNMENT BACKED ORGANISATION THAT WORKS WITH BUSINESSES TO REDUCE THEIR CARBON DIOXIDE EMISSIONS, IS WORKING WITH YORKSHIRE WATER TO IMPROVE THE EFFICIENCY OF ITS REGIONAL WATER SUPPLY SYSTEM.

THE TRUST IS CONDUCTING A ONE YEAR FEASIBILITY STUDY WITH THE AIM OF CUTTING CARBON DIOXIDE EMISSIONS, POSSIBLY BY AS MUCH AS 15%.

AS WELL AS REDUCING THE COMPANY'S IMPACT ON THE ENVIRONMENT, THE INITIATIVE WILL ALSO ENABLE THE COMPANY TO REDUCE ITS ENERGY COSTS. AS YORKSHIRE WATER CURRENTLY SPENDS AROUND £8M A YEAR PUMPING WATER ROUND THE REGION, EVEN A SMALL REDUCTION IN ENERGY USE COULD LEAD TO SUBSTANTIAL FINANCIAL AND ENVIRONMENTAL SAVINGS.

THE STUDY WILL LOOK AT SOFTWARE DEVELOPMENT AND PUMPING CONFIGURATIONS AND USE THIS DATA TO MODEL THE NETWORK IN SUCH A WAY AS TO OPTIMISE ENERGY EFFICIENCY LEVELS.

ONCE COMPLETE, THE FINDINGS WILL BE SHARED WITH OTHER WATER AND WASTE WATER COMPANIES ACROSS THE UK TO ENSURE THEY TOO CAN SHARE THE ENVIRONMENTAL AND FINANCIAL BENEFITS.

THIS IS JUST ONE OF A NUMBER OF ENERGY SAVING INITIATIVES UNDERWAY AT YORKSHIRE WATER. OTHER AREAS BEING EXPLORED INCLUDE THE INCREASED USE OF HYDRO AND WIND POWER AND COMBINED HEAT AND POWER (CHP) TECHNOLOGY.

YORKSHIRE WATER KEY PERFORMANCE INDICATORS


377
342
316
304
296
295
1997/98
1998/99
1999/00
2000/01
2001/02
2002/03

LEAKAGE
(megalitres per day)


1,175
994
698
2000/01
2001/02
2002/03

NUMBER OF UNSATISFACTORY INTERMITTENT WASTE WATER DISCHARGES
(out of 2,441 in total)


21.3%
Boreholes
41.2%
Reservoirs
37.5%
Rivers

SOURCES OF WATER (YORKSHIRE WATER)


0.5%
To landfill
32.2%
To land reclamation/ recycling
16.7%
To agriculture
2.0% To composting
48.6%
To incineration

SLUDGE DISPOSAL (YORKSHIRE WATER)

Our role in society.

Kelda's operating companies make a significant contribution to society through the economic, environmental and community impact of our operations, in the voluntary role our people play and in the relationships we build with our regulators and stakeholders.

EDUCATION

It is our role to educate people about water, nature's most precious resource, and build a greater awareness of our activities and environmental achievements.

During 2003, more than 8,400 schoolchildren visited Yorkshire Water's education centres in Sheffield, Leeds and Loftsome Bridge, to learn about the water cycle and how to use water wisely. Water safety presentations were given to a further 13,000 pupils by employees who visited schools affected by our ongoing improvement work.

Similar hands-on presentations were provided by our US water company, Aquarion, which also provides trips round its water treatment works and guided walks through its scenic catchment grounds.

Yorkshire Water has also launched the world's first virtual tour of a waste water treatment works based on its Esholt works near Bradford. Visitors to www.wastewatertour.com can take a celebrity guided tour and get a better understanding of how waste is treated and returned safely to the environment.

EMPLOYEE VOLUNTEERING

As well as helping communities to help themselves, we believe there are benefits to empowering our employees by giving them the opportunity to get involved in a wide range of community initiatives.

Encouraging employees to take a wider role and more ownership of our community programmes has given greater recognition and pride of achievement in the business. It has generated greater personal development opportunities for individuals and delivered important benefits for the communities we serve.

Yorkshire Water and Loop are both members of Bradford Cares, an organisation set up by Business in the Community to promote the benefits of employee volunteering. In 2003, more than 200 employees and contractors took part in 15 community action days where they tackled everything from re-decorating dilapidated community centres to restoring communal gardens at local primary schools.

Aquarion's employees also completed a range of volunteering tasks to commemorate America's Day of Caring and Annual Earth Day.

LAND AND RESERVOIRS

Both in the UK and the US we remain committed to opening up our land for public enjoyment.

In the US, we recently reached an historic agreement which resulted in 15,300 acres of our land transferring to the Connecticut Department of Environmental Protection (DEP) and The Nature Conservancy. Under the terms of the agreement, the DEP has preserved the land as open space for the public to enjoy recreational pursuits such as hiking and fishing.

In the UK, we have also voluntarily dedicated four of our sites as 'open access' land in advance of the deadlines set by the Countryside and Rights of Way Act 2000. Free, downloadable walk packs have been posted on the Yorkshire Water website at www.yorkshirewater.com/yourenjoyment

Yorkshire Water's Tophill Low Nature Reserve near Beverley, East Yorkshire, was recently named the UK's best large wetland site by the British Trust for Ornithology for the fourth consecutive year.

Yorkshire Water has also constructed special viewing platforms at Eccup Reservoir in North Leeds, where the public can go to watch red kites which have recently been reintroduced to Yorkshire as a result of a unique partnership between the company, the RSPB, English Nature and the Harewood Estate.

STAKEHOLDER COMMUNICATIONS

Kelda is committed to clear and open communications with its many stakeholders, building personal relationships with community leaders at all levels and exerting influence where appropriate on matters relating to water.

In 2003, Yorkshire Water was well received by consumer bodies and regulators alike for the level of disclosure around its draft business plan which included consumer, political, business and environmental forums and discussion groups and a wide range of direct communications.

WHAT NEXT?

- **INCREASE THE NUMBER OF WATER COOLERS INSTALLED IN LOCAL PRIMARY SCHOOLS AS PART OF THE COOL SCHOOLS INITIATIVE TO MORE THAN 900 BY THE END OF 2004/05;**
- **CONDUCT SURVEY OF VISITOR EXPERIENCE AROUND UK LAND AND RESERVOIR SITES.**

COOL SCHOOLS

YORKSHIRE WATER'S 'COOL SCHOOLS' CAMPAIGN HAS BEEN SO SUCCESSFUL THAT IT IS NOW BEING COPIED BY WATER COMPANIES ACROSS THE UK.

LAUNCHED IN 2002 IN RESPONSE TO CONCERNS THAT DEHYDRATION WAS HAVING A DAMAGING EFFECT ON SCHOOLCHILDREN'S MENTAL AND PHYSICAL WELLBEING, THE COOL SCHOOLS CAMPAIGN HAS SO FAR SEEN THE INSTALLATION OF MORE THAN 600 FREE WATER COOLERS IN LOCAL PRIMARY AND SECONDARY SCHOOLS IN YORKSHIRE.

OVER THE PAST 18 MONTHS YORKSHIRE WATER HAS BEEN WORKING WITH THE GOVERNMENT'S HEALTHY SCHOOLS COORDINATORS AND THE YOUTH SPORTS TRUST TO PROMOTE THE BENEFITS OF MAKING CHILLED TAP WATER MORE READILY AVAILABLE TO PUPILS.

THE IMPACT OF THE WATER COOLERS ON CHILDREN'S BEHAVIOUR IS BEING MEASURED THROUGH DETAILED RESEARCH BEING CONDUCTED BY LEEDS METROPOLITAN UNIVERSITY, WHICH HAS ALREADY REPORTED A MARKED IMPROVEMENT IN CHILDREN'S BEHAVIOUR AND CONCENTRATION AND A REDUCTION IN THE NUMBER OF CHILDREN COMPLAINING OF HEADACHES.

TO ENCOURAGE CHILDREN TO MAKE USE OF THE MAINS FED WATER COOLERS, EVERY SCHOOL ALSO RECEIVES EDUCATIONAL SUPPORT MATERIAL AND A VISIT FROM A RAP ARTIST WHO TAKES THE CHILDREN THROUGH AN HOUR LONG, INTERACTIVE ROUTINE INVOLVING SINGING AND DANCING.

EMPLOYEE VOLUNTEERING

SCORES OF YORKSHIRE WATER AND LOOP EMPLOYEES TOOK PART IN A SERIES OF COMMUNITY ACTION DAYS DURING 2003/04.

THE EVENTS WERE CARRIED OUT UNDER THE BANNER OF BRADFORD CARES, AN ORGANISATION SET UP BY BUSINESS IN THE COMMUNITY TO PROMOTE EMPLOYEE VOLUNTEERING.

YORKSHIRE WATER IS A LEADING PLAYER IN BRADFORD CARES AND HAS REPRESENTATIVES WHO SIT ON BOTH THE STRATEGIC LEADERSHIP AND OPERATIONAL TEAMS.

MORE THAN 100 EMPLOYEES, INCLUDING SEVERAL OF YORKSHIRE WATER'S BOARD OF DIRECTORS, THREW THEMSELVES INTO A RANGE OF ACTIVITIES INCLUDING EVERYTHING FROM PAINTING RUN DOWN COMMUNITY CENTRES TO CULTIVATING COMMUNAL GARDENS AT LOCAL SCHOOLS.

YORKSHIRE WATER'S CONTRACTORS AND SUPPLIERS, INCLUDING BALFOUR BEATTY, DRAINSAID & MOTT MACDONALD, JOINED IN BY PROVIDING MUCH NEEDED MANPOWER AND EQUIPMENT.

AN INTER-COMPANY ACTION DAY WAS STAGED WITH ANOTHER OF BRADFORD'S BIGGEST EMPLOYERS, THE FINANCIAL SERVICES GROUP, PROVIDENT FINANCIAL, TO SHOW OTHER LOCAL BUSINESSES THE BENEFITS OF ENCOURAGING EMPLOYEE VOLUNTEERING.

AQUARION EMPLOYEES ALSO TOOK ON A SERIES OF COMMUNITY CHALLENGES TO COMMEMORATE AMERICA'S 'DAY OF CARING', AN ANNUAL EVENT WHICH BRINGS LOCAL PEOPLE TOGETHER TO VOLUNTEER FOR PRACTICAL PROJECTS AIMED AT HELPING SOCIETY'S MOST NEEDY FAMILIES.





IN SEPTEMBER 2003 Yorkshire Water sponsored the region's biggest ever schools rugby league tournament for girls, which involved more than 1,300 pupils from more than 60 secondary schools. The grand final, which was the curtain-raiser for The Ashes test match between *Great Britain and Australia at Huddersfield's* McAlpine stadium, was won by Queensbury High School from Bradford.

Our people.

Our aim is to be recognised as a great place to work. We aim to attract and develop the best people from the communities in which our businesses operate. We strive to provide a safe and healthy working environment where success is celebrated and where our colleagues are proud to work, and act as ambassadors for the company.

In November 2003, a new human resources policy framework was approved to ensure that everyone in the Kelda group of companies is treated fairly and consistently and that their contribution to the success of the company is appropriately recognised and rewarded.

The new framework identifies and gives guidance on key policies which individual subsidiary companies are encouraged to develop in accordance with their own, often different, business needs.

OPEN TO ALL

We are committed to treating job applicants and employees in the same way, regardless of their gender, marital status, parental status, sexual orientation, race, colour, ethnic or national origin, disability, age, religion or belief and trade union membership.

Our active approach to keeping employees who become disabled in employment and our commitment to equal opportunities for applicants with disabilities has been awarded a 'double tick' accreditation by the Employment Service.

We are also continuing to build links with black and minority ethnic groups and recently joined Business in the Community's Race For Opportunity initiative, a network of business organisations working together to address race and diversity issues.

INVESTING IN OUR PEOPLE

We continue to offer a wide range of learning and development activities which employees can use depending on which is most appropriate to their individual circumstances.

One of the most significant initiatives to be launched in 2003 was a series of master classes and workshop events to deliver improvements in the management approach to leadership and coaching at Yorkshire Water.

YORKSHIRE WATER ACCIDENT INFORMATION

	01 Jan to 31 Dec 2003	01 Jan to 31 Dec 2002	01 Jan to 31 Dec 2001
Number of RIDDOR injuries, diseases & dangerous occurences	26	33	27
Number of fatalities	0	0	0
Number of working days lost	327	449	509
Number of H&S enforcement notices	0	1	0
Number of H&S convictions	0	1	1

The development programme is designed specifically for front line managers and is supplemented by coaching and mentoring from senior managers and directors. With almost 100 employees taking part, it represents Kelda's biggest ever investment in leadership and management development.

HEALTH AND SAFETY

Kelda is committed to achieving high health and safety standards. Last year, for example, Yorkshire Water was awarded the British Safety Council's National Safety Award and a gold award for occupational safety by the Royal Society for the Prevention of Accidents.

Senior managers from across the group take part in a series of annual health and safety awareness sessions as part of our ongoing risk management programme.

In 2003, in addition to trade union appointed safety representatives, Yorkshire Water appointed 44 health and safety champions within its water business unit to lead local initiatives.

Regular safety forums and training exercises are held in conjunction with our contract partners who we rely on to help deliver our extensive maintenance and construction programmes.

Through Water UK's Clear Water 2010 initiative we continue to share our experience and learning with our peers. This ten year project is designed to improve occupational health by sharing industry best practice.

Over the past year, employees have also been offered advice on back care, stress prevention, safe driving, healthy eating, sun awareness and smoking.

WHAT NEXT?

- **IMPROVE OUR RANKING IN BUSINESS IN THE COMMUNITY'S RACE FOR OPPORTUNITY INDEX;**
- **DELIVER A SERIES OF OCCUPATIONAL HEALTH AND SAFETY AWARENESS CAMPAIGNS TO ADDRESS ISSUES SUCH AS HEALTHY EATING, SMOKING, OCCUPATIONAL DRIVING AND STRESS;**
- **DEVELOP ELECTRONIC MEANS OF REPORTING HAZARDS AND ISSUING SAFETY DOCUMENTATION ACROSS THE GROUP;**
- **CONTINUE TO SUPPORT WATER UK'S CLEAR WATER 2010 INITIATIVE;**
- **ENCOURAGE A GREATER NUMBER OF EMPLOYEES TO BECOME INVOLVED IN THE COMPANY'S MANY AND VARIED VOLUNTEERING INITIATIVES.**

ACTION ON EQUALITY AND DIVERSITY

YORKSHIRE WATER IS AIMING TO RECOGNISE DIVERSITY IN ALL AREAS OF ITS BUSINESS, THROUGH ITS CULTURE, BEHAVIOURS, AWARENESS AND OPERATING PRACTICES.

IN JANUARY 2004, A NEW EQUALITY AND DIVERSITY POLICY WAS ROLLED OUT TO INCREASE AWARENESS OF DIVERSITY ISSUES AND CREATE AN ENVIRONMENT WHERE PEOPLE'S DIFFERENCES ARE BOTH RESPECTED AND CATERED FOR.

THE LAUNCH WAS ATTENDED BY EXPERT SPEAKERS INCLUDING ANDREA CALLENDER, THE THEN NATIONAL CAMPAIGN DIRECTOR FOR RACE FOR OPPORTUNITY, AN INITIATIVE RUN BY BUSINESS IN THE COMMUNITY TO HELP COMPANIES REALISE THE BENEFITS OF IMPLEMENTING EFFECTIVE RACE AND DIVERSITY ACTION PLANS.

YORKSHIRE WATER IS FOCUSING ON SIX KEY AREAS – EMPLOYMENT, EDUCATION AND AWARENESS, CUSTOMERS, MARKETING, COMMUNITY INVOLVEMENT, AND THE COMPANY'S SUPPLY CHAIN.

SIGNIFICANT PROGRESS HAS ALREADY BEEN MADE TOWARDS BUILDING A BETTER UNDERSTANDING AMONG EMPLOYEES OF THE BENEFITS OF ADDRESSING DIVERSITY ISSUES.

A REVIEW HAS BEEN CARRIED OUT OF THE COMPANY'S RECRUITMENT ADVERTISING AND A NEW CAMPAIGN – ENTITLED 'OPEN TO ALL' – HAS BEEN LAUNCHED TO ENHANCE YORKSHIRE WATER'S IMAGE AS AN INCLUSIVE EMPLOYER.

THE COMPANY IS ALSO PARTICIPATING IN A NUMBER OF TARGETED ACTION PROGRAMMES SUCH AS IMPACT MENTORING, A COLLABORATIVE PROJECT RUN BY UNIVERSITIES IN LEEDS AND BRADFORD WHICH ASSIGNS BLACK UNDERGRADUATES TO BUSINESS MENTORS.

LOOP CUSTOMER MANAGEMENT LIMITED

LOOP IS ALREADY REGARDED AS AN EXEMPLARY EMPLOYER AND IS CURRENTLY RANKED 33RD IN THE SUNDAY TIMES '100 BEST COMPANIES TO WORK FOR' SURVEY – A RISE OF 37 PLACES ON THE PREVIOUS YEAR WHEN IT CAME 70TH.

LOOP, WHOSE ETHOS IS ABOUT ACHIEVING 'GREAT CUSTOMER EXPERIENCES THROUGH GREAT PEOPLE', WON THE WORK/LIFE BALANCE AWARD AND WAS ONE OF THE RUNNERS-UP IN THE WORK AND FAMILY CATEGORY.

ORIGINALLY YORKSHIRE WATER'S CUSTOMER SERVICE, BILLING AND DEBT RECOVERY OPERATION, LOOP WAS CREATED IN 2000 AND NOW EMPLOYS 850 PEOPLE.

EMPLOYEES CAN TAKE ADVANTAGE OF A RANGE OF BENEFITS INCLUDING EVERYTHING FROM PENSIONS AND SHARE SAVE SCHEMES TO DISCOUNTED HOLIDAYS AND TRAVEL PASSES.

THEY ARE ALSO OFFERED A SERIES OF BENEFITS DESIGNED TO REFLECT THE DIFFERING NEEDS OF THE WORKFORCE, FOR EXAMPLE, ADOPTION AND FOSTERING LEAVE, GRANDPARENTS' LEAVE AND TERM-TIME WORKING.

MORE THAN 250 EMPLOYEES COMPLETED THE SUNDAY TIMES' QUESTIONNAIRE WHICH ASKED THEIR OPINION ON A WIDE RANGE OF ISSUES SUCH AS THEIR WORKING ENVIRONMENT, TRAINING AND DEVELOPMENT OPPORTUNITIES AND REWARD.

IN 2004 LOOP WAS ALSO FEATURED FOR THE SECOND YEAR RUNNING IN THE FINANCIAL TIMES' TOP 50 BEST WORKPLACES IN THE UK SURVEY, AT NUMBER 44.

EMPLOYEES HAVE THROWN THEIR FULL SUPPORT behind Number Partners, an initiative aimed at improving numeracy levels in local primary schools. Every week volunteers visit local schools to spend time playing number based board games with groups of children to help make learning more fun. Yorkshire Water's Finance Director Allison Bainbridge (pictured) launched the company's commitment with children at Hill Top C of E Primary School in Bradford.


TARGET MATHS

WEST YORKSHIRE POLICE have praised Loop for encouraging its employees to support community based initiatives. Sgt. Carl Lovett, from Eccleshill Police Station in Bradford, has been working with nine volunteers to help plan and implement a major new crime prevention campaign. The scheme involves carrying out property marking at 6,000 homes over a three year period.



LOOP'S HEAD OF HUMAN RESOURCES Nicola Wilson (right) receives the Sunday Times' 100 Best Companies To Work For Award, as voted for by the company's employees.


100
BEST COMPANIES TO WORK FOR
2004

Our customers and service providers.

We aim to provide a trusted, high quality, enjoyable and value for money service to our customers and one which is significantly better than other utilities. We will achieve this by always considering the customer's point of view and continuously listening and talking to our service providers.

DOMESTIC CUSTOMERS

Yorkshire Water's domestic customers continue to benefit from industry-leading levels of operational and customer service.

For the second consecutive year, the Office of Water Services (Ofwat) has ranked us in the top three in its Overall Performance Assessment, which compares the standards of service provided by the UK's ten major water and waste water companies.

The introduction of the Integrated Customer and Operational Management (ICOM) system has recently led to significant improvements in the service offered by Yorkshire Water and Loop to its customers.

The new IT system and associated changes in working practices scooped three major awards over the past year.

It won the 'Best Use of Technology in Customer Service' category at the National Customer Service awards and against strong competition from several multi-national companies in Europe, the Middle East and Africa, clinched the prestigious 'Gartner Customer Relationship Management (CRM) Excellence Award 2003'. It also won the Customer Care category at the Utility Industry Achievement Awards.

The new system has delivered faster response times, longer opening hours, a more flexible approach to home visits and better communication with customers. Customers also receive a call back once work has been completed to ensure we have delivered what we said we would.

During the year Yorkshire Water also introduced a new method of rehabilitating water mains which has reduced the length of time customers' water supplies are required to be shut off from 36 hours to just 12 hours.

YORKSHIRE WATER KEY PERFORMANCE INDICATORS


6,331
986
345
201
189
185
1997/98
1998/99
1999/00
2000/01
2001/02
2002/03

WATER PRESSURE


324
377
426
325
280
257
1997/98
1998/99
1999/00
2000/01
2001/02
2002/03

PROPERTIES AT RISK OF FLOODING
(1 in 10 years)

BUSINESS CUSTOMERS

For the third year running, Yorkshire Water has topped a business customer satisfaction survey commissioned by the independent Energy Information Centre.

More than 120 businesses nationally were asked to rank how their local water company performed in a number of areas, including water quality, pressure, problem-solving and supply reliability.

On Yorkshire Water's performance, the report said: "...compared to other suppliers, Yorkshire Water leads the pack for ease of contact, listening to needs, solving problems, explaining the industry and knowing the company."

SERVICE PROVIDERS

In 2003, Yorkshire Water staged a number of events to further strengthen links with its service providers.

More than 190 people attended the second Investment In Yorkshire Awards designed to recognise and reward work carried out by our service providers.

Yorkshire Water repeated the successful 'Discovery Zone' event which gives service providers the opportunity to showcase their work and achievements and share industry best practice. More than 60 exhibitors took part in the event which also featured a number of useful discussion seminars on topical industry issues.

WHAT NEXT?

- **ENSURE OUR AWARD-WINNING INTEGRATED CUSTOMER AND OPERATIONAL MANAGEMENT SYSTEM REALISES ITS FULL POTENTIAL THROUGH ENHANCED REPORTING AND IMPROVED CONTRACTOR FEEDBACK;**
- **CONTINUE TO IMPROVE THE SERVICE "FEEL" PROVIDED TO OUR 4.7 MILLION DOMESTIC AND 140,000 BUSINESS CUSTOMERS;**
- **BE RANKED THE BEST OF THE FIVE UPLAND SUPPLIERS IN THE DRINKING WATER INSPECTORATE'S ANNUAL OPERATIONAL INDEX;**
- **WORK WITH OUR CONTRACT PARTNERS TO DRIVE IMPROVEMENTS AND EXCEED CUSTOMER EXPECTATIONS BY MAKING OUR SUPPLY CHAIN FASTER AND MORE EFFICIENT.**

YORKSHIRE WATER COMMUNITY TRUST

SOME PEOPLE GENUINELY CANNOT AFFORD TO PAY THEIR BILLS BECAUSE THEY ARE LOCKED IN A SPIRALLING CIRCLE OF DEBT.

TO HELP THOSE FACING SEVERE FINANCIAL HARDSHIP, KELDA MAKES AN ANNUAL CONTRIBUTION OF £300,000 TO THE YORKSHIRE WATER COMMUNITY TRUST, AN INDEPENDENT CHARITY SET UP IN 1995.

THE TRUST MAKES AWARDS TO CUSTOMERS WHO HAVE FALLEN INTO ARREARS NOT JUST WITH THEIR WATER AND WASTE WATER CHARGES, BUT WHO HAVE MULTIPLE OUTSTANDING DEBTS WITH OTHER AGENCIES AS WELL. THE AIM IS TO ENABLE THE CUSTOMER TO BREAK THE CIRCLE OF DEBT AND SEEK A LONG TERM RESOLUTION TO THEIR MONEY PROBLEMS.

THE TRUST IS GOVERNED BY A BOARD OF TRUSTEES CONSISTING OF SENIOR BUSINESS PEOPLE AND HEADS OF COMMUNITY GROUPS SUCH AS ADVICE AGENCIES, COUNCILS AND CHARITIES.

THE AWARDS MADE ARE USED TO PAY OFF DEBTS, AS OPPOSED TO BEING PAID TO THE CUSTOMER.

THIS YEAR THE TRUST DONATED £300,000 TO 941 APPLICANTS, AN AVERAGE GRANT OF £319.

IN APRIL 2004, THE GOVERNMENT'S SOCIAL EXCLUSION UNIT PUBLISHED A REPORT ENTITLED 'ACTION ON DEBT' WHICH PRAISED KELDA'S SUPPORT FOR THE TRUST AND HAILED ITS WORK AS BEST PRACTICE.

EXTRANET

YORKSHIRE WATER'S INNOVATIVE EXTRANET SERVICE IS REVOLUTIONISING THE WAY THE COMPANY COMMUNICATES KEY INFORMATION TO ITS CUSTOMERS.

IN 2000, YORKSHIRE WATER BECAME THE UK'S FIRST WATER COMPANY TO OFFER THE ON-LINE SERVICE AND THE COMPANY HAS BEEN MAKING IT MORE SOPHISTICATED BUT EASIER TO USE EVER SINCE.

THIS YEAR IT HAS BEEN ROLLED OUT TO EVEN MORE BUSINESSES AND SEVERAL NEW FEATURES HAVE BEEN BUILT INTO THE SERVICE WHICH DELIVERS REAL-TIME INFORMATION TO CUSTOMERS' COMPUTER SCREENS.

RATHER THAN SPEND TIME AND MONEY CONTACTING THEIR DEDICATED ACCOUNT MANAGER, COMPANIES CAN INSTEAD ACCESS A RANGE OF INFORMATION IN AN INSTANT WITHOUT EVER HAVING TO LEAVE THEIR OFFICE, FOR EXAMPLE:

- WATER AND TRADE EFFLUENT BILLING INFORMATION
- TRADE EFFLUENT SAMPLE ANALYSIS AND CONSENT
- FLOW MONITORING AND WATER QUALITY REPORTS
- NEWS STORIES
- ON-LINE FORMS
- CUSTOMER BUSINESS INFORMATION AND AGREED SERVICE PROCEDURES
- ACCOUNT MANAGER CONTACT INFORMATION
- PRODUCTS AND SERVICES PORTFOLIO AND CUSTOMER CASE STUDIES

THE SERVICE OFFERS THE FACILITY FOR CUSTOMERS TO CONTACT YORKSHIRE WATER ON-LINE, INPUT METER READINGS, OR SUBMIT COMPLETED TRADE EFFLUENT AND LEAKAGE ALLOWANCE CLAIM FORMS.

THE SERVICE ALSO GIVES BUSINESS CUSTOMERS EARLY WARNING OF UNDERGROUND LEAKS, WHICH CAN LEAD TO SUBSTANTIAL COST SAVINGS.

YORKSHIRE WATER'S DEVELOPMENT OF CENSAR MICROTECHNOLOGY, which can detect tiny fluctuations in quality as water flows through underground mains, has won a prestigious international award from the Pipeline Industries Guild.

The award, for 'significant contribution to utility pipeline technology' is only the second time the Guild has presented the accolade.

The Censar devices were first used to monitor water quality in areas with a history of discolouration but the technology has since been put to even greater use in areas where the company has been carrying out mains rehabilitation work or responding to bursts. This has benefited tens of thousands of customers.




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Board of directors.



JOHN NAPIER (61) MA (ECON)
CHAIRMAN B,D
Joined the Board in June 1999. Appointed Executive Chairman in April 2000, stepping down to Chairman in September 2002. Chairman of Yorkshire Water Services Limited, and Chairman of Royal & Sun Alliance Insurance Group plc. He has formerly held senior posts as Chairman of Booker plc and Group Managing Director of Hays plc, and was formerly a non executive director of Waste Recycling Group plc. He is also Chairman of Yorkshire and Humber Rural Affairs Forum and a member of the Yorkshire Forward Board.



KEVIN WHITEMAN (47) BSC, CEng, MIME
CHIEF EXECUTIVE D
Appointed to the Board in September 2000 and appointed Chief Executive in September 2002. Joined Yorkshire Water Services Limited in 1997 as Business Director, Waste Water. Formerly Chief Executive and Accounting Officer of the National Rivers Authority and Regional Director of the Environment Agency. Previously held senior positions with British Coal. He is a trustee of Water Aid.



MARTIN TOWERS (51) FCA BA
GROUP FINANCE DIRECTOR
Appointed to the Board in March 2003. Formerly Finance Director of Boots The Chemists, McCarthy & Stone plc, The Spring Ram Corporation plc, Allied Textiles Group plc, and Yorkshire Group plc. He is currently a non executive director of Homestyle Group plc.



DEREK ROBERTS (61) FCII, FCIB, CIMgt
SENIOR NON EXECUTIVE DIRECTOR A,B,C
Joined the Board in September 1996. Non executive director of Yorkshire Water Services Limited, Chairman of Kelda Group Pension Trustees Limited. Formerly Chairman of Yorkshire Building Society, and a non executive director of BWD Securities plc.



CHRISTOPHER FISHER (50) BA
NON EXECUTIVE DIRECTOR A
Joined the Board in June 2003. Vice chairman, KPMG Corporate Finance. Non executive director of Yates Group plc and senior adviser at Montagu Private Equity. He is also a trustee of the Imperial War Museum. Formerly a managing director of Lazard.



KEN JACKSON (64) **NON EXECUTIVE DIRECTOR A,B,C**
Joined the Board in October 2000. Chairman of PM Group Plc. Formerly Deputy Chairman and Chief Executive of Carbo plc and a non executive director of Nightfreight plc, Motorworld Group plc and Ring plc (Chairman).



DAVID SALKELD (48) BSc(Econ), DipPM
NON EXECUTIVE DIRECTOR B,C
Joined the Board in October 2000. Group Chief Executive of the Grampian Country Food Group. Formerly Chief Executive of Arla Foods plc and held senior posts in Grand Metropolitan plc and Northern Dairies.



RICHARD SCHMIDT (60) BSc, MSc, PhD, MBA
NON EXECUTIVE DIRECTOR
Appointed to the Board in September 2002. Joined Aquarion Company in 1995. Formerly President and Chief Executive Officer of Aquarion until September 2003, President and Chief Operating Officer of Mechanical Technology Inc, President and Chief Executive Officer of Gundle Environmental Systems and held senior positions in Ecodyn Corporation.

DENOTES
A – MEMBER OF THE AUDIT COMMITTEE
B – MEMBER OF THE NOMINATION COMMITTEE
C – MEMBER OF THE REMUNERATION COMMITTEE
D – MEMBER OF THE ENVIRONMENT AND COMMUNITY COMMITTEE

Directors' report.

The directors present their report for the year to 31 March 2004.

RESULTS AND DIVIDENDS

The profit attributable to shareholders for the year was £180.6m. After dividends totalling £100.3m, £80.3m was transferred to the group's reserves.

The directors recommend a final dividend of 18.73p per share to be paid on 1 October 2004, to those shareholders on the register at the close of business on 27 August 2004. An interim dividend of 8.10p per share was paid on 27 February 2004.

The total dividend for the year will amount to 26.83p per share (2003: 26.05p).

PRINCIPAL ACTIVITIES

The directors' report should be read in conjunction with the operating and financial review, which includes information about group businesses, the financial performance during the year and likely developments.

The principal activities of the group are the supply of clean water and the treatment and disposal of waste water. Yorkshire Water Services Limited (Yorkshire Water), the group's regulated utility business in the UK, is responsible for both water and waste water services. Aquarion Company, the group's US subsidiary, includes the US regulated water supply businesses in the states of Connecticut, New York, Massachusetts and New Hampshire and the non regulated water and waste water contract operations business. The group's other businesses are the UK non regulated water and waste water services businesses and KeyLand Developments Limited, a company which primarily develops surplus property assets of Yorkshire Water.

ACQUISITIONS AND DISPOSALS

On 29 July 2003 the company disposed of its holding of 45.5% of the issued share capital of Waste Recycling Group plc for £143.6m in cash. Subsequently the company has utilised £76.4m of the proceeds of sale to complete an on-market buyback and cancellation of 17.3m of its ordinary shares.

Timco, the US timber operation, was closed during the year, and the sale of its assets was completed in October.

DIRECTORS

The directors are: John Napier, Chairman; Kevin Whiteman, Chief Executive; Martin Towers, Group Finance Director; Christopher Fisher, Ken Jackson, Derek Roberts, David Salkeld and Richard Schmidt, non executive directors.

In accordance with article 105 of the company's articles of association, Ken Jackson and David Salkeld will retire at the forthcoming annual general meeting and will offer themselves for re-election, which is recommended by the Board in accordance with article 109. Neither Mr Jackson nor Mr Salkeld has a service contract with the company. Details of the unexpired term of their letters of appointment appear in the remuneration report on page 34.

Details of the terms of the directors' service agreements and letters of appointment appear in the remuneration report on page 34. Additional information relating to directors who served during the year, including remuneration and interests in the company's shares is contained on pages 33 to 37. The details of directors' interests in the company's shares form part of this report.

CORPORATE SOCIAL RESPONSIBILITY

There are group policies for the Environment, Health and Safety, Human Resources, as well as a Code of Ethics.

The internal control processes described on page 32 take account of social, environmental and ethical risks. In addition, the Board receives information as part of the normal reporting process to identify and assess such significant risks where they are relevant to the nature of the company's business. Further details are included in the following sections of this report and in the corporate social responsibility section of the report on pages 19 to 27.

EMPLOYEES AND EMPLOYMENT POLICIES

The group strives to create a positive working environment for its employees and places great emphasis on open two way communications. It values employee involvement, recognising that everyone in the business is a potential source of innovation and change. Internal consultation and communication processes provide the key to this involvement, and play a large part in making work both enjoyable and motivating.

Kelda promotes freedom of association, principally through its diversity strategy and through the formal recognition of UNISON and GMB trade unions for collective bargaining. In those parts of the group where union representation is low, wider franchise is achieved through involving 'workforce' representatives on joint working parties or 'works council' type arrangements.

The strategy is based on a 'face-to-face first' approach and all messages are delivered through 'two way' channels, including regular 'talk back' sessions with senior management. The internal communications processes have won the Yorkshire and Lincolnshire Cream Awards 2002 for Best Internal Communication. The company magazine is distributed throughout the business and aims to provide business news through the eyes of our people. The magazine has won 15 CiB (Communicators in Business) Awards since 1998.

Regular employee satisfaction surveys are undertaken across the group, using a variety of survey tools including telephone based, on-line and paper based surveys.

The group's salary and benefits packages are designed to be competitive. The group sharesave scheme, which has a high level of participation at all levels in the business, and a profit related pay scheme provide an opportunity for all employees to share in the success of the business.

The group's approach to equality and diversity is reflected in the workplace. The policy covers gender, marital status, parental status, sexual orientation, race, colour, ethnic or national origin, disability, age, religion or belief, and trade union membership. The company is in the process of benchmarking performance on diversity using external indices including Race for Opportunity, and has recently reviewed recruitment processes to ensure they align with the diversity strategy. The group's commitment to positive action towards applicants with disabilities has been recognised with the 'double tick' accreditation from the UK employment service.

Kelda encourages and supports colleagues in volunteering, charitable giving and community involvement. One in five employees is active in a wide range of company supported community activities. These include a Community Ambassadors scheme, a Speakers Panel, and support to local education ranging from Right to Read in junior schools through to coaching at senior schools, and mentoring university students from diverse ethnic backgrounds.

The group provides a wide range of development opportunities, including in-house and accredited programmes to help employees develop the necessary skills, knowledge, values and experience to realise their performance potential.

HEALTH AND SAFETY

The company is committed to achieving high health and safety standards throughout its businesses. The management of health and safety issues operates in the context of the health and safety policy adopted by the Board and the system of internal control. Health and safety risks are clearly identified and regularly monitored through the group's risk management and internal control process. Subsidiary businesses have established health and safety policies and procedures, and provide such information, instruction, training and supervision as is appropriate. In addition, they provide occupational health, safety and welfare advisory services for their employees.

Specific health and safety goals are set annually by individual businesses and include numbers of accidents, working time lost as a result of accidents, training delivery, internal safety audits and health promotion and surveillance programmes. These are monitored and reported monthly to senior managers and directors. The use of stretching goals, the effective provision of training and advice, and the continued emphasis by all parties on the importance of health and safety matters has resulted in continued reductions in both reportable accidents and all injury accidents. By the nature of accidents, there can be no guarantee that they will never occur.

The measures taken by the company are intended to place emphasis on prevention and continuing vigilance.

During 2003, senior managers in Yorkshire Water, Loop and Kelda corporate office participated in health and safety awareness sessions as part of a company risk management initiative. Yorkshire Water Services has been awarded a National Safety Award 2003 from the British Safety Council and a Gold Award for Occupational Safety 2003 from the Royal Society for the Prevention of Accidents. The businesses consult with all employees via area and functional health and safety forum groups and safety committees. Local health and safety issues are discussed and resolved within these groups. In 2003, in addition to trade union appointed safety representatives, Yorkshire Water appointed 44 health and safety champions within the Water Business Unit to lead local initiatives.

ENVIRONMENT AND COMMUNITY

The environmental policy of the company recognises that a sustainable water and waste water business is dependent on environmentally sustainable operations. It is, therefore, committed to integrating environmental best practice and continuous improvement in environmental performance through the efficient, effective and proper conduct of its business.

Environmental performance is reported through the company's web based environment and community report which is regularly updated and independently verified. This can be viewed at www.keldagroup.com/environment.

The company contributes actively to the communities which it serves. This includes encouragement of employee participation in community based schemes, as well as direct financial support. 25% of the group's employees take part in voluntary community activities.

CHARITABLE AND POLITICAL CONTRIBUTIONS

Charitable contributions totalling £0.5m (2003: £0.6m) were made during the year.

No political donations were made.

RESEARCH AND DEVELOPMENT

During the year £3.6m (2003: £3.9m) was committed to research and development including £2.7m (2003: £3.0m) on fixed assets.

PURCHASE OF OWN SHARES

At the forthcoming annual general meeting, the company will be seeking authority to purchase up to 10% of its ordinary shares. Authority was previously granted at the annual general meeting in 2003 in respect of 10% of the company's issued ordinary share capital but expires at the close of the forthcoming annual general meeting. During the year the company utilised £76m of the proceeds of the sale of its interest in Waste Recycling Group plc to purchase for cancellation 17.3m of its ordinary shares (representing 4.4% of the company's issued ordinary share capital).

AUDITORS

A resolution to re-appoint Ernst & Young LLP as the company's auditors and to authorise the directors to determine their remuneration will be proposed at the forthcoming annual general meeting. Details of the group policy designed to safeguard the independence and objectivity of the external auditors are included in the Corporate Governance section of this report on page 31.

PAYMENT TERMS TO SUPPLIERS

The company's normal terms are to make payment in accordance with suppliers' terms of trade or within 30 days from the receipt of services or invoices subject to satisfactory performance by the supplier. Kelda Group plc is a holding company and, at 31 March 2004, had no trade creditors outstanding. The payment terms of individual operating subsidiaries are disclosed in their accounts.

MAJOR SHAREHOLDINGS

As at 25 May 2004 the company had been notified of the following interests amounting to 3% or more of the company's issued ordinary share capital:

M & G Investment Management Ltd 4.85%
Legal & General Investment Management Ltd 3.00%

ANNUAL GENERAL MEETING

The notice convening the company's 2004 annual general meeting at the Leeds Marriott Hotel on 29 July 2004 at 11am is set out in a separate document issued to shareholders.

By order of the Board
Philip Hudson
Group Company Secretary
26 May 2004

Registered office:
Western House
Halifax Road
Bradford BD6 2SZ

Registered in England
No. 2366627

Corporate governance.

The Board is accountable to the company's shareholders for maintaining standards of corporate governance. The Board considers that the company has complied throughout the accounting period with the provisions set out in Section 1 of the Combined Code issued in 1998. In July 2003 the Financial Reporting Council published the new Combined Code on Corporate Governance following the Higgs Review of the role and effectiveness of non executive directors. The Board has revised the company's corporate governance arrangements in the light of this. The company is currently in compliance with its provisions.

The following is an explanation of how the company applies the current Combined Code.

THE BOARD OF DIRECTORS

The Board meets at least six times each year and more frequently where considered appropriate or where business needs require. In addition, informal meetings of the non executive directors are held when required. The Board has a schedule of matters reserved for its decision and the requirement for Board approval on these matters is communicated widely throughout the senior management of the group.

The Board determines the group's strategic objectives and key policies, and approves the business plans for each group company, interim and final financial statements, recommendations of dividends, significant investment and major new business proposals, as well as significant organisational matters and corporate governance arrangements. The Board is also responsible for establishing and reviewing the group's system of internal control and risk management, and reviewing its effectiveness. The roles of the Board, the chairman and the chief executive are formally set out and agreed by the Board. There are clear levels of delegated authority, which enable management to take decisions in the normal course of business.

During the year a formal performance evaluation of the Board, its committees and its directors was undertaken. The process involved the completion by each director of both a self evaluation and an evaluation of the performance and effectiveness of the Board as a whole and individual directors, individual discussions between each director and the chairman, and meetings of the Board and the non executive directors to consider issues arising from the evaluation process and to identify and implement appropriate action.

Appropriate briefing and training is available to directors on, and subsequent to, their appointment. There is an agreed procedure for directors to take independent professional advice at the company's expense in furtherance of their duties in relation to Board or committee matters. Directors have direct access to the group company secretary who is responsible for ensuring that Board procedures are followed. The directors receive full and timely access to all relevant information, including a monthly Board pack of operational and financial reports. Direct access to key executives is encouraged.

The Board comprises a chairman, two executive directors and five non executive directors. Christopher Fisher, Ken Jackson, David Salkeld and Derek Roberts are considered by the Board to be independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgements. Derek Roberts is the senior independent director. The roles of chairman and chief executive are separate and held by different people, John Napier and Kevin Whiteman respectively. John Napier met the independence criteria of the Combined Code on his appointment, although he subsequently served in an interim executive capacity, which he relinquished in September 2002.

Any director appointed during the year is required, under the provisions of the company's articles of association, to retire and seek election by shareholders at the next annual general meeting. The articles of association of the company require each director to be subject to re-election at intervals of no more than three years.

The Board has delegated certain authority to the following committees. Each committee has formal terms of reference, which are available on request from the company secretary or on the corporate governance section of the company's website at www.keldagroup.com.

EXECUTIVE COMMITTEE

Chaired by the chief executive and comprising the executive directors and the chairman, it has delegated authority to supervise the executive and operational management of the company. The committee usually meets weekly.

AUDIT COMMITTEE

Ken Jackson was chairman of the audit committee for the period reported. He resigned as chairman on 1 June 2004 but continues to be a member of the committee. Christopher Fisher was appointed to the committee on 24 September 2003 and as its chairman on 1 June 2004. The other member of the committee is Derek Roberts. John Napier was a member of the committee until 24 September 2003. All three members of the audit committee are independent non executive directors. The external auditors, the Head of Internal Audit and the Company Secretary attend all meetings. The Group Finance Director usually attends by invitation.

The audit committee's key tasks include:

- to review and monitor the integrity of the interim and annual financial statements;
- to review the group's system of internal control, including financial, operational, compliance and risk management control;
- to oversee the company's relationship with the external auditors, agree the nature and scope of the audit and review the independence and objectivity of the external auditors;
- to monitor and review the effectiveness of the internal audit function.

The company has adopted an auditor independence policy which establishes procedures and guidance under which the company's relationship with its external auditors is governed so that the audit committee is able to satisfy itself that there are no factors which may, or may be seen to, impinge upon the independence and objectivity of the audit process.

The key features of the policy are:

- clear accountability of the auditors to the audit committee and the chairman of the Board of the company;
- the audit committee considers annually its recommendation to re-appoint the auditors;
- the auditors are required to disclose the safeguards and steps taken to ensure independence and objectivity;
- rotation of audit partners and appropriate restrictions on appointment of employees of the auditors;
- specific restrictions and procedures in relation to the allocation of non audit work to the auditors, which is controlled and monitored by the audit committee.

REMUNERATION COMMITTEE
Details of the membership and role of the remuneration committee are included in the directors' remuneration report on page 33.

NOMINATION COMMITTEE
Derek Roberts was chairman of the nomination committee for the period reported. He resigned as chairman on 1 June 2004 but continues to be a member of the committee. John Napier was appointed as chairman of the nomination committee on 1 June 2004. The other members are Ken Jackson and David Salkeld.

The main functions of the committee are:

- to review the structure, size and composition of the Board, the audit committee and the remuneration committee and make recommendations to the Board with regard to necessary adjustments;
- to prepare a role and capabilities statement for the appointment of a chairman and to identify and nominate candidates for the approval of the Board;
- to provide advice and recommendations to the Board in respect of appointments of other directors.

ENVIRONMENT AND COMMUNITY COMMITTEE
Comprising the chairman and chief executive, it recommends to the Board appropriate environmental policies and procedures. It is responsible for the publication of the environment and community report which is available on the internet at www.keldagroup.com/environment.

BOARD ATTENDANCE
The table below shows the number of meetings of the Board, audit, remuneration and nomination committees held during the year, and the attendance of each director out of possible attendances.

	BOARD	AUDIT	REMUNERATION	NOMINATION
NUMBER OF MEETINGS HELD	8	4	2	0
JOHN NAPIER	8/8	2/2	-	-
CHRISTOPHER FISHER	6/6	2/2	-	-
KEN JACKSON	8/8	4/4	2/2	-
DEREK ROBERTS	8/8	4/4	2/2	-
DAVID SALKELD	8/8	-	2/2	-
RICHARD SCHMIDT	6/7	-	-	-
MARTIN TOWERS	8/8	-	-	-
KEVIN WHITEMAN	8/8	-	-	-

COMMUNICATION WITH STAKEHOLDERS
Shareholders have direct access to the company via the investor relations section of its website at www.keldagroup.com and its free shareholder information telephone service.

There is regular dialogue with individual institutional shareholders as well as general presentations after the interim and preliminary results. All shareholders have the opportunity to put questions at the company's annual general meeting and the company will make a presentation at the meeting to highlight the key business developments. The chairmen of the audit, remuneration and nominations committees will be available to answer questions at the annual general meeting.

The Board receives reports from executive directors following meetings with investors. Formal reports of investor feedback are presented to the Board following the interim and annual results presentations. An investor relations report is presented to the Board each month.

INTERNAL CONTROL
The Board is responsible for the group's system of internal control and for reviewing its effectiveness. There is an ongoing process for identifying, evaluating and managing the significant risks faced by the group and this has been in place for the year under review and up to the date of approval of the annual report and accounts. Strategic, financial, commercial, operational, and social, environmental and ethical risks fall within the scope of this process. The process is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable, not absolute, assurance against material misstatement or loss. During the financial year, material joint ventures have been dealt with as part of the group for the purposes of applying the guidance.

The group has comprehensive and well defined control policies with clear structures, delegated authority levels and accountabilities. There is a group procedure governing appraisal and approval of business development and investment expenditure. Post completion reviews are required on significant business development projects and material investment expenditure.

The group's risk management process aims to be comprehensive, systematic and continuous, and based on constant monitoring of business risk. The key features of the process include the following:

- The main risks facing the group are identified and recorded in a strategic risk register together with the control mechanisms applicable to each risk. These are collated from risk registers maintained by individual businesses.
- *There is clear allocation of management responsibility for risk* identification, recording, analysis and control.
- The audit committee generally meets four times each year and reviews the effectiveness of the systems which are in place and reports to the Board.
- A risk management forum, chaired by the financial controller, has been established with formal terms of reference comprising senior management from key disciplines and operating companies. It advises and assists operational managing directors and the Board in the implementation of the risk management process and monitors risk on behalf of the Board. It reports to the audit committee.
- Business units are required to report annually on principal business risks and the operation of control mechanisms.
- The internal audit department provides objective assurance and advice on risk management and control, and monitors the risk management process.

The Board confirms that it has reviewed the effectiveness of the system of internal control. It has received the reports of the audit committee and has conducted a formal annual review covering all controls including financial, operational and compliance controls and risk management, in accordance with the Internal Control: Guidance for Directors on the Combined Code issued in September 1999.

Directors' remuneration report.

The members of the remuneration committee are David Salkeld who chairs it, Derek Roberts, and Ken Jackson. All members of the committee are regarded by the company as independent. John Napier and Kevin Whiteman have provided advice to the committee. For guidance in recommending remuneration packages, the remuneration committee uses published surveys carried out by remuneration consultants, as well as internal research, together with other ad hoc projects to support the objective of ensuring competitive and sustainable remuneration. New Bridge Street Consultants advise the company and the remuneration committee on a variety of remuneration related issues. The company does not use New Bridge Street Consultants in any capacity other than as an independent adviser on remuneration and employee share scheme matters.

The terms of reference of the remuneration committee are available on request from the company secretary or on the corporate governance section of the company's website, at www.keldgroup.com/corporate governance. The committee makes recommendations to the Board on the framework of executive remuneration, and its cost. It determines the remuneration and conditions of employment of the chairman, executive directors and the next most senior category of executives, including the terms of any compensation in the event of early termination of an executive director's contract. It also operates the company's long term incentive plan. In determining the remuneration of executive directors and other senior executives, the committee also takes into account level of remuneration and pay awards made generally to employees of the group.

STATEMENT OF POLICY

The company's policy is to establish remuneration packages which enable the company to attract, retain and motivate people with the skills and experience necessary to lead and manage a business of Kelda's size and complexity. Remuneration packages should be aligned with the interests of the company's stakeholders, in particular its shareholders and customers. In recommending remuneration packages, the remuneration committee follows the principle of recognition of the individual's contribution to the business. The company intends that remuneration packages continue to be developed to enable executive directors to receive remuneration which is positioned in the upper quartile of the market for upper quartile performance, compared to relevant market and industry comparators and taking into account individual performance, responsibilities and experience. Accordingly, a significant proportion of directors' remuneration is performance related through annual and long term incentive plan awards. Further details of the proportions are included in the sections below and in the directors' emoluments table on page 34.

The company treats remuneration strategy and its people resource as key components in delivering its vision to the shareholders of Kelda and to the customers of Yorkshire Water and Aquarion. At the same time, the company recognises fully the sensitivities of such matters and the need for due care and attention to be taken when considering such issues.

The current remuneration package for each executive director comprises the following:

ANNUAL SALARY AND BENEFITS

The annual salary for each executive director is reviewed each year. The review takes into account relevant market comparators and individual performance. Benefits in kind include a car and health insurance. Base salary is pensionable.

Non executive directors are paid a base fee of £26,000 per annum. In addition the chairman of the audit committee and the chairman of the remuneration committee are paid fees of £7,500 per annum and £5,000 per annum respectively. Derek Roberts also received fees of £16,000 in his capacity as a non executive director of Yorkshire Water Services Limited and £10,000 as chairman of Kelda Group Pension Trustees Limited. The fees of non executive directors are determined by the Board taking account of responsibilities and time commitments and of fee levels in comparable companies.

ANNUAL INCENTIVE SCHEME

During the 2003/04 financial year, each executive director had the opportunity to earn an annual incentive award of up to 60% of their salary. Any bonus payment is made in June based on performance in the year ending on the preceding 31 March. Awards are entirely performance related and are assessed against demanding performance targets including a range of Ofwat measures, financial targets and corporate and personal objectives. Annual incentive payments are generally not pensionable, although payments made to Richard Schmidt are pensionable, reflecting the terms of his service agreement at the time of the acquisition of Aquarion. Non executive directors do not participate in the annual incentive scheme.

LONG TERM INCENTIVE PLAN (LTIP)

Under the plan, executive directors may receive, at the discretion of the remuneration committee, a conditional award of Kelda Group plc shares each year, with a value of up to 80% of base salary. The proportion of the award to be vested in the participants after a period of three years will depend upon the company's performance in terms of total shareholder return (i.e. share price movements and reinvested dividends) during the three year period, relative to a comparator group of companies. The total shareholder return of the company is considered by the remuneration committee to be the most appropriate measure by which the interests of the executives can be aligned with those of the shareholders. It is calculated by an independent consultant and compared with and ranked against the comparator group. Vesting of 70% of the award is determined by a reference to the company's ranking against AWG plc, Bristol Water Group plc, Dee Valley Group plc, Pennon Group plc, Severn Trent plc and United Utilities plc, being UK listed companies which own and operate regulated water and waste water companies and whose characteristics are otherwise most similar to those of the company. Vesting of the remaining 30% of the award is determined by reference to the constituents of the FTSE 350 index on the date of grant (excluding investment trusts). The remuneration committee believes that the constituents of the comparator group provide the most appropriate comparison for the company's performance but keeps this mix of components under continuous review.

In respect of the 70% of the award determined by reference to the six listed water companies, no shares will vest unless Kelda is ranked at least median (4th place), when 30% will vest. Full vesting will require top ranking and, if Kelda is ranked 2nd or 3rd between 30% and 100% of the shares will vest depending on how close Kelda's total shareholder return is to the first and fourth companies.

In respect of the 30% of the award determined by reference to FTSE 350, no shares will vest unless Kelda is ranked at least median. 30% will vest at median, and 100% will vest if Kelda is in the top 20% of companies, with pro-rata vesting based on ranking position for intermediate performance.

Irrespective of the total shareholder return performance no shares will vest unless the remuneration committee is satisfied that Kelda's underlying financial performance has been satisfactory over the performance period, taking into account the company's circumstances, including the regulatory regime in place over the period, and the committee can scale back vesting to any extent considered appropriate in the light of the company's financial performance.

No benefits under the plan are pensionable.

The non executive directors do not participate in the LTIP.

SERVICE CONTRACTS

The company's policy on the duration of contracts with executive directors, is that they should not normally be of fixed duration, should be subject to twelve months' notice by the company and six months' notice by the director. The notice periods have been selected to be consistent with current corporate governance best practice. Termination payments are made in accordance with the terms of the contract. Service contracts do not generally contain payment in lieu of notice clauses, and terminate automatically on retirement.

The company's policy in respect of non executive directors is to make appointments generally of three years duration, the terms of which do not contain any express provision for notice periods or termination payments in the event of early termination of their appointment. Appointments may be renewed by mutual agreement for up to two further three year periods.

Kevin Whiteman and Martin Towers entered into service agreements with the company on 2 September 2002 and 12 February 2003 respectively. The contracts are not of fixed duration and each provide for notice periods of twelve months by the company and six months by the director. The agreements do not contain any specific provision for compensation payable on early termination, and any termination payment would be calculated to take account of the contractual notice period and any annual incentive payment which would have been paid, subject to the achievement of performance objectives, and taking into account the period actually worked.

John Napier's current appointment as chairman of the Board of Kelda Group plc took effect on 2 September 2002 and is for a three year term. The terms of appointment do not contain any provisions for notice periods or for compensation in the event of early termination.

Derek Roberts' current appointment is with effect from 1 September 2002 and is for a three year term. Christopher Fisher's appointment took effect on 30 June 2003 for a period of three years. David Salkeld's current appointment is with effect from 2 October 2003 for a period of three years. Ken Jackson's current appointment is with effect from 2 October 2003 until 23 September 2004. The terms of appointment do not contain any provisions for notice periods or for compensation in the event of early termination.

Richard Schmidt's service agreement with the company terminated following his retirement from executive duties on 1 September 2003. Full details of payments made to Mr Schmidt and pension costs are contained at pages 34 and 35 respectively. His appointment as a non executive director is not for a fixed duration, and its terms do not contain any provisions for notice periods or for compensation in the event of termination.

Total shareholder return Source: Thomson Financial


Value (£)
140
120
100
80
60
40
20
0
31 Mar 99
31 Mar 00
31 Mar 01
31 Mar 02
31 Mar 03
31 Mar 04
— Kelda Group
— FTSE 350 Index (excluding Investment Companies)

This graph shows the value, by the end of March 2004, of £100 invested in Kelda Group on 31 March 1999 compared with the value of £100 invested in the FTSE 350 Index (excluding Investment Companies). The other points plotted are the values at intervening financial year-ends.

The following sections of the remuneration report, with the exception of the table of directors' beneficial interests in shares, have been audited.

DIRECTORS' EMOLUMENTS

	SALARY/FEES £000	ANNUAL BONUS £000	BENEFITS IN KIND £000	TERMINATION PAYMENT £000	TOTAL EMOLUMENTS 2004 £000	TOTAL EMOLUMENTS 2003 £000
CHAIRMAN						
J A Napier	150	–	18	–	**168**	210
EXECUTIVE DIRECTORS						
M G Towers	160	64	17	–	**241**	13
K I Whiteman	259	130	29	–	**418**	300
J H Newman (Resigned 06.08.02)	–	–	–	–	–	321
J P O'Kane (Resigned 30.09.02)	–	–	–	–	–	132
NON EXECUTIVE DIRECTORS						
K Jackson	37	–	–	–	**37**	28
D F Roberts	55	–	–	–	**55**	54
D J Salkeld	33	–	–	–	**33**	35
C C Fisher (appointed 30.06.03)	20	–	–	–	**20**	–
R K Schmidt	82	–	6	36	**124**	144
J R Pike (resigned 25.07.02)	–	–	–	–	–	9
	797	194	70	36	**1,096**	1,246

i) Waste Recycling Group plc (WRG) paid fees of £8,333 for John Napier's services as a non executive director of WRG during the year. Such fees were received by the company and not by Mr Napier.
ii) Homestyle Group plc paid fees of £4,167 for Martin Towers' services as a non executive director during the year. Such fees were received by the company and not by Mr Towers.
iii) The executive directors participated in a profit related pay scheme which is open to all UK employees who have been employed by the group for a minimum period of employment. In 2003/04 this scheme paid £420 (2003: £370) to each qualified participant and this is included in the salaries shown in the table above.
iv) The annual incentive awards referred to above are performance related and are fully described in the narrative section of this report.
v) Of the amount disclosed in respect of Richard Schmidt, £15,000 of the amount disclosed in the column headed salary/fees relates to his period of service as a non executive director and all other amounts relate to his prior service as an executive director of Kelda Group plc. The latter amounts were denominated in US$ and have been translated into sterling at an average rate of $1.69 to £1 (2003: $1.55 to £1).

PENSIONS

The following directors were members of defined benefit pension arrangements provided by the company during the year. The main features of the Kelda Group Pension Plan applicable to executive directors are:

(i) a normal retirement age of 60;
(ii) an accrual rate of 1/30th per year of pensionable service up to 20 years;
(iii) four times pensionable pay for death in service;
(iv) spouse's pension on death.

Pension entitlements and corresponding transfer values increased as follows during the year:

	TOTAL ACCRUED PENSION AT 31/3/04 £	TOTAL ACCRUED PENSION AT 31/3/03 £	INCREASE IN ACCRUED PENSION NET OF INFLATION £	TRANSFER VALUE OF NET INCREASE IN ACCRUAL OVER PERIOD £	TRANSFER VALUE OF ACCRUED PENSION AT 31/3/03 £	**TRANSFER VALUE OF ACCRUED PENSION AT 31/3/04 £**	TOTAL CHANGE IN TRANSFER VALUE DURING PERIOD £	DIRECTOR'S CONTRIBUTIONS £
M G Towers	**6,064**	444	5,608	57,849	5,067	**72,933**	58,266	9,600
K I Whiteman	**49,201**	31,307	17,017	153,768	293,991	**487,522**	178,681	14,850
R K Schmidt	**136,033**	157,918	(21,885)	(286,694)	1,937,820	**1,782,032**	(155,788)	0

i) Pension accruals shown are the amounts that would be paid annually on retirement based on service to the end of the year, or date of leaving if earlier.
ii) Transfer values have been calculated in accordance with version 9.1 of guidance note GN11 issued by the actuarial profession.
iii) The transfer value of the net increase in pension represents the incremental value to the director of his service during the year, calculated on the assumption service terminated at the year end, or at date of leaving or retirement if earlier. It is based on the accrued pension increase and is calculated after deducting the director's contribution.
iv) The change in the transfer value includes the effect of fluctuations in the transfer value due to factors beyond the control of the company and directors, such as stockmarket movements. It is calculated after deducting the director's contribution.
v) Voluntary contributions paid by directors and resulting benefits are not shown.
vi) Mr Schmidt retired on 1 September 2003. He entered into a service agreement in August 2002 which provided for an immediate pension of $250,000 pa to commence on leaving, regardless of length of service. Therefore, there was no accrual of pension over the year. His benefits are payable from the Aquarion pension arrangements in the United States. The transfer value figures shown above have been calculated on a consistent basis to the figures for the UK directors. The benefits are denominated in dollars and have been converted to sterling for the purposes of this disclosure. The conversion factor used at 31 March 2003 was $1=£0.63167 and the conversion factor used at 31 March 2004 was $1=£0.54413. The change in exchange rate has acted to produce a reduction in the accrued pension and transfer values in sterling terms.

The company contributes 12% of salary to the Kelda Group Pension Plan (KGPP) in respect of executive directors, which is an approved scheme subject to Inland Revenue limits. The company makes separate accounting provision for unfunded liabilities arising from contractual commitments above the Inland Revenue earnings cap. The above figures include the unfunded element.

DIRECTORS' SHAREHOLDINGS

The beneficial interests of the directors, who held office at the end of the year, and their immediate families in the ordinary shares of the company as at 31 March 2004 and at the beginning of the year (or date of appointment where later) are set out below:

	AT 31 MARCH 2004	AT 1 APRIL 2003
CHAIRMAN		
J A Napier	**30,000**	30,000
EXECUTIVE DIRECTORS		
M G Towers	–	–
K I Whiteman	**14,927**	4,408
NON EXECUTIVE DIRECTORS		
C C Fisher (appointed 30.06.03)	**1,000**	–
K Jackson	–	–
D F Roberts	**1,973**	1,973
D J Salkeld	–	–
R K Schmidt	–	–

In addition to the above beneficial interests in the company's shares, the executive directors are regarded for Companies Act purposes as being interested in 5,515,001 ordinary shares of the company held by an employee share ownership trust (ESOT). All employees (including executive directors) are potential beneficiaries of the trust, the purposes of which are to provide shares to satisfy options under the company's save-as-you-earn share option scheme and grants made pursuant to the long term incentive plan.

It is not anticipated that any employee or executive director will be entitled to receive from the trust a greater number of shares than that to which they are entitled on exercise of options granted to them under the share option scheme or the vesting of awards pursuant to the long term incentive plan.

There have not been any changes to the shareholdings or options of the directors between 31 March 2004 and 25 May 2004.

DIRECTORS' SHARE OPTIONS

In common with all eligible employees of the group, executive directors are entitled to participate in the company's Inland Revenue approved save-as-you-earn share option scheme. The options are not subject to performance conditions since this is an all-employee scheme operated on similar terms to which performance targets are not applied. The interest of directors in particular issues under the scheme are:

	AT 1 APRIL 2003	GRANTED DURING YEAR	EXERCISED DURING YEAR	LAPSED DURING YEAR	AT 31 MARCH 2004	EXERCISE PRICE (PENCE)	MARKET PRICE AT DATE OF EXERCISE (PENCE)	DATE OPTIONS EXERCISABLE	DATE OPTIONS EXPIRE
M G Towers	–	2,016	–	–	**2,016**	366.0	–	1 MARCH 2007	31 AUGUST 2007

The market price of the shares subject to these options at 31 March 2004 was 450.75p (2003: 409.5p) and has ranged from 404.00p to 469.25p during the year. The aggregate gain on the exercise of share options during the year was £nil (2003: £7,104).

Interests of the directors in the plan are:

LONG TERM INCENTIVE PLAN

	AT 1 APRIL 2003	DATE AWARDED	MARKET PRICE AT DATE OF AWARD (PENCE)	GRANTED DURING YEAR	VESTED 07.10.03 YEAR	AT 31 MARCH 2004	EARLIEST VESTED DATE
M G Towers	–	03.09.03	404.0	25,742	–	**25,742**	02.09.06
R K Schmidt	47,363	08.06.01	319.75	–	–	**47,363**	07.06.04
	21,993	12.06.02	436.0	–	–	**21,993**	11.06.05
K I Whiteman	15,169	22.09.00	356.0	–	15,169	–	21.09.03
	14,805	08.06.01	319.75	–	–	**14,805**	07.06.04
	16,514	12.06.02	436.0	–	–	**16,514**	11.06.05
	–	03.09.03	404.0	51,485	–	**51,485**	02.09.06

In addition to the Vested Shares, 2,662 Dividend Shares were transfered to Mr Whiteman in accordance with the rules of the Kelda Group Long Term Incentive Plan. The market price of the shares on 25 May 2004 was 485.5p. The aggregate value of shares vested during the year was £76,272 (2003: £160,201). The vesting of shares in accordance with the performance criteria set out on page 33 was subject to audit.

By order of the Board
Philip Hudson
Group Company Secretary
26 May 2004

Directors' responsibilities.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors are required by the Companies Act 1985 to prepare accounts which give a true and fair view of the state of affairs of the company and of the group as at the end of the financial year and of the profit or loss of the group for the financial year.

In preparing the accounts of the company and of the group, the directors confirm that they have:

i) selected and consistently applied appropriate accounting policies;
ii) made reasonable and prudent estimates and judgements, where appropriate;
iii) followed applicable accounting standards; and
iv) prepared the accounts on a going concern basis.

The directors are responsible for ensuring that the company and its subsidiary undertakings keep accounting records which disclose, with reasonable accuracy, the financial position of the company and the group and which enable them to ensure that the accounts comply with the Companies Act 1985. They also have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of both the company and the group and to prevent and detect fraud and other irregularities.

The above statement, which should be read in conjunction with the report of the auditors, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditors in relation to the accounts.

Report of the auditors.

INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS OF KELDA GROUP PLC

We have audited the group's accounts for the year ended 31 March 2004 which comprise the group profit and loss account, group balance sheet, company balance sheet, group cash flow statement, statement of group total recognised gains and losses, and the related notes 1 to 27. These accounts have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the remuneration report that is described as having been audited.

This report is made solely to the company's shareholders, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's shareholders those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's shareholders as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors' responsibilities for preparing the annual report, the remuneration report and the accounts in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the accounts and the part of the remuneration report to be audited in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the group is not disclosed.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited accounts. This other information comprises the directors' report, unaudited part of the remuneration report, Chairman's statement, Chief Executive's review, operating and financial review, corporate governance statement and corporate social responsibility report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. Our responsibilities do not extend to any other information.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the Remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the remuneration report to be audited.

OPINION

In our opinion the accounts give a true and fair view of the state of affairs of the company and of the group as at 31 March 2004 and of the profit of the group for the year then ended; and the accounts and the part of the remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP, Registered Auditors, Leeds
26 May 2004

Group profit and loss account

YEAR ENDED 31 MARCH 2004

	NOTE	BEFORE EXCEPTIONAL ITEMS £m	EXCEPTIONAL ITEMS £m	2004 TOTAL £m	BEFORE EXCEPTIONAL ITEMS £m	EXCEPTIONAL ITEMS £m	2003 TOTAL £m
TURNOVER: GROUP AND SHARE OF ASSOCIATES AND JOINT VENTURES	2	822.6	–	822.6	838.1	–	838.1
Share of associates' and joint ventures' turnover		(97.1)	–	(97.1)	(147.6)	–	(147.6)
GROUP TURNOVER		725.5	–	725.5	690.5	–	690.5
Continuing operations		722.2	–	722.2	680.8	–	680.8
Discontinued operations		3.3	–	3.3	9.7	–	9.7
Operating costs	3	(441.5)	–	(441.5)	(425.2)	–	(425.2)
GROUP OPERATING PROFIT		284.0	–	284.0	265.3	–	265.3
Continuing operations		284.0	–	284.0	267.1	–	267.1
Discontinued operations		–	–	–	(1.8)	–	(1.8)
Share of associates' and joint ventures' operating profit		10.7	(2.5)	8.2	18.8	(7.0)	11.8
OPERATING PROFIT: GROUP AND SHARE OF ASSOCIATES AND JOINT VENTURES	2	294.7	(2.5)	292.2	284.1	(7.0)	277.1
Exceptional profit on sale of WRG stake	4	–	17.1	17.1	–	–	–
Exceptional loss on closure of operations	4	–	–	–	–	(3.9)	(3.9)
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST		294.7	14.6	309.3	284.1	(10.9)	273.2
Net interest payable							
group	5	(95.7)	–	(95.7)	(98.1)	–	(98.1)
associates and joint ventures		(7.4)	–	(7.4)	(10.8)	–	(10.8)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		191.6	14.6	206.2	175.2	(10.9)	164.3
Taxation on profit on ordinary activities	6						
current taxation		(14.7)	–	(14.7)	(7.0)	–	(7.0)
deferred tax		(10.9)	–	(10.9)	(29.9)	0.9	(29.0)
share of associates' and joint ventures' tax		0.1	–	0.1	(4.6)	2.6	(2.0)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION		166.1	14.6	180.7	133.7	(7.4)	126.3
Equity minority interests		(0.1)	–	(0.1)	(0.2)	–	(0.2)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS		166.0	14.6	180.6	133.5	(7.4)	126.1
Dividends	8	(100.3)	–	(100.3)	(100.8)	–	(100.8)
RETAINED PROFIT FOR THE FINANCIAL YEAR		65.7	14.6	80.3	32.7	(7.4)	25.3
Basic earnings per share	9			47.1p			32.7p
Adjusted earnings per share	9			43.3p			34.6p
Adjusted earnings per share (excluding deferred tax)	9			46.2p			42.4p
Diluted earnings per share	9			47.0p			32.6p

Statement of group total recognised gains and losses

YEAR ENDED 31 MARCH 2004

	2004 £m	2003 £m
Profit attributable to shareholders	180.6	126.1
Exchange adjustments	(3.8)	1.5
TOTAL GAINS AND LOSSES RECOGNISED SINCE LAST ANNUAL REPORT	176.8	127.6

Balance sheets

AT 31 MARCH 2004

	NOTE	GROUP 2004 £m	GROUP 2003 £m	COMPANY 2004 £m	COMPANY 2003 £m
FIXED ASSETS					
Intangible assets	10	**244.1**	243.8	**–**	–
Tangible assets	11	**3,719.7**	3,606.7	**–**	–
Investments	12	**32.5**	138.1	**1,691.9**	1,780.6
Investments in group undertakings	12	**–**	–	**1,673.4**	1,654.5
Investments in joint ventures	12	**9.7**	3.1	**–**	–
Share of gross assets		**47.3**	34.9	**–**	–
Share of gross liabilities		**(48.5)**	(35.1)	**–**	–
Loans to joint ventures		**10.9**	3.3	**–**	–
Investments in associated undertakings	12	**5.8**	115.5	**–**	105.8
Other investments	12	**17.0**	19.5	**18.5**	20.3
		3,996.3	3,988.6	**1,691.9**	1,780.6
CURRENT ASSETS					
Stocks	13	**0.8**	1.5	**–**	–
Debtors	14	**202.4**	198.2	**142.2**	152.1
Cash and short term deposits		**282.0**	328.0	**188.8**	229.6
		485.2	527.7	**331.0**	381.7
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR					
Short term borrowings	15	**(37.5)**	(44.4)	**–**	(12.3)
Other creditors	16	**(333.3)**	(325.9)	**(393.6)**	(467.3)
		(370.8)	(370.3)	**(393.6)**	(479.6)
NET CURRENT ASSETS/(LIABILITIES)		**114.4**	157.4	**(62.6)**	(97.9)
TOTAL ASSETS LESS CURRENT LIABILITIES		**4,110.7**	4,146.0	**1,629.3**	1,682.7
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR					
Long term borrowings	17	**(1,950.3)**	(2,004.0)	**(839.6)**	(846.9)
Other creditors	16	**(233.8)**	(237.3)	**(2.0)**	(1.9)
PROVISIONS FOR LIABILITIES AND CHARGES					
deferred tax	18	**(191.8)**	(183.1)	**–**	–
others	18	**(2.9)**	(3.7)	**(0.5)**	(0.7)
NET ASSETS		**1,731.9**	1,717.9	**787.2**	833.2
CAPITAL AND RESERVES					
Called up share capital	20	**58.4**	61.1	**58.4**	61.1
Share premium account	21	**16.7**	16.7	**16.7**	16.7
Capital redemption reserve	21	**145.3**	142.6	**145.3**	142.6
Profit and loss account	21	**1,510.9**	1,496.9	**566.8**	612.8
EQUITY SHAREHOLDERS' FUNDS	22	**1,731.3**	1,717.3	**787.2**	833.2
Non-equity minority interests		**0.6**	0.6	**–**	–
CAPITAL EMPLOYED		**1,731.9**	1,717.9	**787.2**	833.2

Approved by the board of directors on 26 May 2004 and signed on their behalf by:

MARTIN TOWERS Group Finance Director

Group cash flow statement

YEAR ENDED 31 MARCH 2004

	2004 £m	2003 £m
NET CASH INFLOW FROM OPERATING ACTIVITIES	481.1	441.4
DIVIDENDS RECEIVED FROM ASSOCIATED UNDERTAKINGS	–	2.5
RETURNS ON INVESTMENT AND SERVICING OF FINANCE		
Interest received	17.8	7.3
Interest paid	(97.4)	(78.2)
Interest element of finance lease rental payments	(17.5)	(11.2)
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(97.1)	(82.1)
TAXATION	(10.1)	(34.4)
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT		
Purchase of tangible fixed assets (excluding assets financed by leases)	(348.6)	(389.6)
Capital grants and contributions	13.9	19.6
Proceeds from the sale of tangible fixed assets	7.0	0.5
Loans to associates	(7.8)	(2.6)
NET CASH OUTFLOW FOR CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(335.5)	(372.1)
ACQUISITIONS AND DISPOSALS		
Payments relating to acquisitions of subsidiary undertakings	–	(78.0)
Net cash acquired with subsidiary undertakings	–	1.6
Purchase of intangibles	(1.2)	(0.4)
Proceeds arising from sale of operations	–	0.5
Disposal of WRG	142.7	–
NET CASH INFLOW/(OUTFLOW) FOR ACQUISITIONS AND DISPOSALS	141.5	(76.3)
EQUITY DIVIDENDS PAID	(101.2)	(99.0)
NET CASH INFLOW/(OUTFLOW) FROM MANAGEMENT OF LIQUID RESOURCES	68.8	(189.8)
FINANCING		
Proceeds from transfer of QUEST ordinary shares to option holders	–	3.9
Repurchase of ordinary shares for cancellation	(76.4)	–
(Decrease)/increase in short term borrowings	(10.6)	0.4
(Decrease)/increase in long term borrowings	(28.8)	347.5
Capital element of finance lease rental payments	(6.5)	(4.2)
NET CASH (OUTFLOW)/INFLOW FROM FINANCING	(122.3)	347.6
INCREASE /(DECREASE) IN CASH IN THE YEAR	25.2	(62.2)

RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES	2004 £m	2003 £m
Group operating profit	**284.0**	265.3
Depreciation	**155.9**	144.8
Goodwill amortisation	**0.8**	1.0
Release of grants and contributions	**(3.3)**	(3.3)
Exhange rate and other adjustments	**35.4**	23.7
Decrease in stocks	**0.7**	–
Decrease in debtors	**4.1**	19.9
Increase/(decrease) in creditors	**3.5**	(10.0)
NET CASH INFLOW FROM OPERATING ACTIVITIES	**481.1**	441.4

RECONCILIATION OF INCREASE IN CASH TO MOVEMENT IN NET DEBT	2004 £m	2003 £m
Increase/(decrease) in cash in the year	**25.2**	(62.2)
Cash (inflow)/outflow from (decrease)/increase in liquid resources	**(68.8)**	189.8
Cash outflow/(inflow) from decrease/(increase) in debt and lease financing	**45.7**	(343.7)
Change in net debt resulting from cash flows	**2.1**	(216.1)
Net loans and finance leases acquired with subsidiary undertakings	**–**	(82.0)
Exchange and other non cash adjustments	**12.5**	14.2
Movement in net debt in the year	**14.6**	(283.9)
Opening net debt	**(1,720.4)**	(1,436.5)
CLOSING NET DEBT	**(1,705.8)**	(1,720.4)

ANALYSIS OF MOVEMENT IN NET DEBT	AT 1 APRIL 2003 £m	CASH FLOW £m	CURRENCY TRANSLATION £m	AT 31 MARCH 2004 £m
Cash	5.3	28.4	(0.2)	**33.5**
Short term deposits	294.2	(50.2)	(5.4)	**238.6**
Commercial paper	28.5	(18.6)	–	**9.9**
	328.0	(40.4)	(5.6)	**282.0**
Overdrafts	(4.9)	(3.2)	–	**(8.1)**
Debt due within one year	(33.0)	10.5	–	**(22.5)**
Finance leases due within one year	(6.5)	(0.4)	–	**(6.9)**
	(44.4)	6.9	–	**(37.5)**
Debt due after one year	(1,533.5)	28.8	18.1	**(1,486.6)**
Finance leases due after one year	(470.5)	6.8	–	**(463.7)**
	(2,004.0)	35.6	18.1	**(1,950.3)**
NET DEBT	(1,720.4)	2.1	12.5	**(1,705.8)**

Notes to the accounts

YEAR ENDED 31 MARCH 2004

1 ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounts of the group are prepared under the historical cost convention in compliance with the requirements of the Financial Services Authority, all applicable accounting standards (Financial Reporting Standard 'FRS', Statement of Standard Accounting Practice 'SSAP' and Urgent Issues Task Force abstract 'UITF') and with the detailed accounting provisions of the Companies Act 1985.

The accounting policies have been reviewed in accordance with the requirements of FRS 18. The directors consider that the accounting policies set out below remain most appropriate to the company's circumstances, have been consistently applied and are supported by reasonable and prudent estimates and judgements.

BASIS OF CONSOLIDATION

The accounts of the group include the results of the company, its subsidiaries, associates and joint ventures. The results of undertakings acquired or disposed of during the year are included in the group profit and loss account from the date of acquisition or up to the date of disposal.

FOREIGN CURRENCIES

In the accounts of the group's companies, individual transactions denominated in foreign currencies are translated into local currency at the actual exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into local currency at the exchange rates ruling at the balance sheet date, or if appropriate, at the forward exchange rate. Profits and losses on both individual foreign currency transactions during the year and monetary assets and liabilities are dealt with in the profit and loss account.

On consolidation, the profit and loss accounts of overseas subsidiaries are translated at the average exchange rates for the year and the balance sheets at the exchange rates at the balance sheet date. The exchange differences arising as a result of translating profit and loss accounts at average rates and restating opening net assets at closing rates are taken to reserves. Exchange differences on foreign currency borrowings used to finance the group's equity investments in its foreign subsidiaries are taken to reserves only to the extent of the exchange differences arising on net investments in foreign subsidiaries.

Goodwill arising on the acquisition of an overseas subsidiary is calculated using exchange rates applicable at the date of acquisition and is not subsequently re-translated at the balance sheet date.

TURNOVER

Turnover comprises charges to customers for water and waste water services, excluding value added tax, together with the proceeds from the sale of commercial and residential properties to third parties.

PENSIONS

The cost of providing retirement pensions and related benefits is charged to the profit and loss account over the period benefiting from the employees' services in accordance with SSAP 24.

RESEARCH AND DEVELOPMENT EXPENDITURE

Research and development expenditure is written off in the profit and loss account in the year in which it is incurred. Expenditure on fixed assets relating to research and development projects is written off over the expected useful life of those assets.

TAXATION

The taxation charge in the profit and loss account is based on the profit for the year as adjusted for disallowable and non taxable items using current rates and takes into account tax deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more, or a right to pay less, tax in the future have occurred at the balance sheet date, subject to the following:

- provision is made for gains on disposal of fixed assets that have been rolled over into replacement assets only where, at the balance sheet date, there is a commitment to dispose of the replacement assets,

- provision is made for the tax that would arise on remittance of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable,

- deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is calculated at the rates at which it is estimated that tax will arise based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is discounted using the post tax yields to maturity that could be obtained at the balance sheet date on government bonds with maturity dates similar to those of the deferred tax assets and liabilities.

1 ACCOUNTING POLICIES (CONTINUED)

INTANGIBLE ASSETS

Goodwill is the excess of the fair value of the consideration paid for a business, an associate or a joint venture over the fair value of the identifiable assets and liabilities acquired. Goodwill is capitalised and amortised on a straight line basis over its useful economic life, which normally will not exceed 20 years. Impairment tests on the carrying value of goodwill are undertaken at the end of the first full financial year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

A useful economic life in excess of 20 years, or an indefinite life, is assigned to goodwill if the directors are satisfied that its durability can be demonstrated and that it is capable of continued measurement. Goodwill with a useful economic life in excess of 20 years, or an indefinite life, is reviewed for impairment at each financial year end.

Prior to 1 April 1998, the group's policy was to charge the cost of goodwill directly to reserves in the year of acquisition. Goodwill originally charged against reserves remains eliminated against reserves, to the extent that it has not been charged to the profit and loss account on the disposal of the business to which it relates.

INFRASTRUCTURE ASSETS

In the UK regulated water services business, infrastructure assets comprise a network of systems being mains and sewers, impounding and pumped raw water storage reservoirs, dams and sea outfalls.

Expenditure on infrastructure assets to increase capacity or enhance the network and to maintain the operating capability of the network in accordance with defined standards of service is treated as a fixed asset addition and included at cost after deducting grants and contributions.

The depreciation charge for infrastructure assets is the estimated level of annual expenditure required to maintain the operating capability of the network based on an independently certified asset management plan.

Infrastructure assets in the US water services business are accounted for as for other tangible fixed assets.

OTHER TANGIBLE FIXED ASSETS

Other tangible assets are included at cost less accumulated depreciation. Finance costs incurred in respect of the construction of other tangible fixed assets are not capitalised.

Freehold land is not depreciated. Depreciation is charged on other tangible fixed assets on a straight line basis over their estimated useful economic lives, or the estimated useful economic lives of their individual major components, from the month following commissioning.

Useful economic lives are principally as follows:

Buildings	25 – 60 years
Fixed plant	5 – 40 years
Vehicles, mobile plant and computers	3 – 10 years

Assets in the course of construction are not depreciated until commissioned. The carrying values of tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.

LEASED ASSETS

Assets which are financed by leasing agreements that transfer substantially all the risks and rewards of ownership to the lessee (finance leases) are capitalised in tangible fixed assets and the corresponding capital cost is shown as an obligation to the lessor in borrowings. Depreciation is generally charged to the profit and loss account over the shorter of the estimated useful life and the term of the lease. If the operational life of an asset is longer than the lease term, and the agreement allows an extension to that term, the asset may be depreciated over its operational life. The capital element of lease payments reduces the obligation to the lessor and the interest element is charged to the profit and loss account over the term of the lease in proportion to the capital amount outstanding.

All other leases are operating leases and the rentals are charged to the profit and loss account on a straight line basis over the term of the lease.

1 ACCOUNTING POLICIES (CONTINUED)

GRANTS AND CONTRIBUTIONS

Grants and contributions in respect of tangible fixed assets, other than in respect of infrastructure assets as described below, are deferred and credited to the profit and loss account by instalments over the expected economic lives of the related assets.

Grants and contributions in respect of expenditure enhancing the infrastructure network are applied in reducing that expenditure. This is not in accordance with Schedule 4 to the Companies Act 1985, which requires tangible fixed assets to be shown at cost and hence grants and contributions as deferred income. The presentation is adopted because infrastructure assets do not have determinable finite lives and, therefore, such grants and contributions would remain as liabilities in perpetuity. The directors consider that the group's presentation shows a true and fair view of the investment in infrastructure assets.

Grants and contributions received in respect of expenditure charged to the profit and loss account during the year are included in the profit and loss account.

INVESTMENTS

Investments in associated undertakings in the group accounts are accounted for using the equity method of accounting where the directors consider that the group exercises significant influence over the associate. Significant influence is generally presumed to exist where the group's effective ownership is 20% or more. Investments in joint ventures are accounted for using the gross equity basis where the company exercises proportionate control under a contractual arrangement. The consolidated profit and loss account includes the group's share of the operating results, interest, pre-taxation results and taxation of the associates and joint ventures for the relevant reporting period. The consolidated balance sheet includes the group's share of the net assets of the associates and joint ventures at the balance sheet date, including any goodwill on acquisition less any provision for impairment in value.

Other fixed asset investments are stated at cost less provision for impairment in value.

Kelda Group plc shares held in an employee share ownership trust (ESOT) are carried at cost as other fixed asset investments, less any provision for diminution in value under UITF 13.

Current asset investments are stated at the lower of cost and net realisable value.

STOCKS

Stocks are stated at cost less any provision necessary to recognise damage and obsolescence. Work in progress is stated at the lower of cost and net realisable value. Cost includes labour, materials and an appropriate proportion of overheads.

PROVISIONS

Provision is made in accordance with FRS 12 for self insured third party liability claims incurred but not reported, and other known liabilities which exist at the balance sheet date.

FINANCIAL INSTRUMENTS

DEBT INSTRUMENTS Debt instruments are included in borrowings at the net proceeds received after the deduction of issue costs and any discount on issue. Discounts and issue costs are charged to the profit and loss account over the term of the debt at a constant rate on the balance sheet carrying amount. Realised gains and losses that occur from the early termination of debt instruments are taken to the profit and loss account in that period.

FORWARD EXCHANGE CONTRACTS Forward exchange contracts are used to hedge foreign exchange exposures arising on forecast payments and receipts in foreign currencies. Foreign currency assets and liabilities outstanding at the balance sheet date are re-translated at the forward exchange rate in appropriate cases.

INTEREST RATE SWAPS Interest rate swaps are used to hedge the group's exposure to fluctuations in interest rates on its borrowings. The amounts payable or receivable in respect of interest rate swaps are accounted for on an accruals basis through adjustments to the interest expense of the corresponding liability.

CURRENCY SWAPS Currency swaps are used to hedge exposures on foreign currency borrowings and foreign currency assets arising from fluctuations in exchange rates. Borrowings hedged through currency swaps are shown in the group's balance sheet re-translated at the swap exchange rate.

The group uses hedge accounting in respect of its interest rate swaps only where the financial instrument does not exceed the underlying debt, the interest characteristics of the debt are altered and the contractual maturities do not exceed the maturities of the debt. Hedge accounting is used in respect of currency swaps only where they relate to an existing asset, liability or firm commitment, and move inversely in relation to the foreign currency exposures of the group's activities.

2 SEGMENTAL INFORMATION

	TURNOVER 2004 £m	TURNOVER 2003 (RESTATED) £m	OPERATING PROFIT 2004 £m	OPERATING PROFIT 2003 (RESTATED) £m	OPERATING ASSETS 2004 £m	OPERATING ASSETS 2003 (RESTATED) £m
UK REGULATED WATER SERVICES	604.4	567.0	252.5	233.7	2,955.7	2,823.0
US OPERATIONS	94.1	93.7	31.6	34.9	505.6	530.6
UK SERVICE OPERATIONS						
– group	15.3	10.3	0.5	0.2	(8.7)	(12.3)
– associates and joint ventures	15.4	6.6	1.5	2.2	9.8	3.1
UK SERVICE OPERATIONS SUB-TOTAL	30.7	16.9	2.0	2.4	1.1	(9.2)
KEYLAND						
– group	8.4	9.8	4.2	4.2	22.0	29.3
– associates and joint ventures	2.8	3.0	1.0	0.4	5.8	5.1
KEYLAND SUB-TOTAL	11.2	12.8	5.2	4.6	27.8	34.4
DISCONTINUED OPERATIONS						
– group	3.3	9.7	–	(1.8)	–	–
– WRG	78.9	138.0	8.2	16.2	–	110.4
	822.6	838.1	299.5	290.0	3,490.2	3,489.2
Corporate costs	–	–	(4.8)	(5.9)	–	–
TOTAL: GROUP AND SHARE OF ASSOCIATES AND JOINT VENTURES (BEFORE EXCEPTIONAL ITEMS)	822.6	838.1	294.7	284.1	3,490.2	3,489.2
Exceptional items						
– Waste Recycling Group plc (discontinued associate)	–	–	(2.5)	(7.0)	–	–
TOTAL: GROUP AND SHARE OF ASSOCIATES AND JOINT VENTURES	822.6	838.1	292.2	277.1	3,490.2	3,489.2
Other investments					17.0	19.5
Dividend creditor					(69.5)	(70.4)
Net debt					(1,705.8)	(1,720.4)
Net assets					1,731.9	1,717.9
GEOGRAPHICAL ANALYSIS						
United Kingdom	646.3	596.7	252.4	227.8	2,984.6	2,848.2
North America	94.1	93.7	31.6	34.9	505.6	530.6
Discontinued operations	82.2	147.7	8.2	14.4	–	110.4
TOTAL: GROUP AND SHARE OF ASSOCIATES AND JOINT VENTURES	822.6	838.1	292.2	277.1	3,490.2	3,489.2

Prior year comparatives have been restated to reflect the new segmental format adopted in 2004 as described in the Financial Review.

Trading between geographical and business segments is not material. There is no material difference between turnover by origin and by destination. The group's associated undertakings and joint ventures are based in the UK.

The KeyLand segment relates to the development and sale of commercial and residential property.

The group's share of Waste Recycling Group's operating profit is shown after goodwill amortisation.

The weighted average exchange rate used in the translation of profit and loss accounts was £1=$1.69 (2003: $1.55). The exchange rate used to translate assets and liabilities at the balance sheet date was £1=$1.84 (2002: $1.58).

3 OPERATING COSTS

	CONTINUING OPERATIONS £m	DISCONTINUED OPERATIONS £m	2004 TOTAL £m	CONTINUING OPERATIONS £m	DISCONTINUED OPERATIONS £m	2003 TOTAL £m
Own work capitalised	(26.4)	–	**(26.4)**	(24.6)	–	(24.6)
Raw materials and consumables	17.3	1.5	**18.8**	18.8	6.3	25.1
Other external charges	188.4	0.5	**188.9**	181.3	2.8	184.1
Staff costs (see note 26)	110.5	1.2	**111.7**	101.3	2.2	103.5
Depreciation of tangible fixed assets:						
On owned assets – UK infrastructure	37.7	–	**37.7**	34.7	–	34.7
– other assets	103.5	0.1	**103.6**	95.0	0.2	95.2
On assets held under finance lease – UK infrastructure	1.3	–	**1.3**	1.3	–	1.3
– other assets	13.3	–	**13.3**	13.6	–	13.6
Operating lease rentals – plant and equipment	1.7	–	**1.7**	2.0	–	2.0
– other	0.5	–	**0.5**	0.4	–	0.4
Amortisation of grants and contributions	(3.3)	–	**(3.3)**	(3.3)	–	(3.3)
Amortisation of goodwill on subsidiary undertakings	0.8	–	**0.8**	1.0	–	1.0
Research and development	0.9	–	**0.9**	0.9	–	0.9
Other operating income	(8.0)	–	**(8.0)**	(8.7)	–	(8.7)
	438.2	3.3	**441.5**	413.7	11.5	425.2

AUDITORS' REMUNERATION	2004 £m	2003 £m
Audit fees and expenses	**0.4**	0.5
Assurance work	**0.1**	0.1
Other services	**0.1**	0.2
	0.6	0.8

4 EXCEPTIONAL ITEMS

(a) Exceptional profit on sale of WRG stake	2004 £m
Proceeds (net of expenses of £0.9m)	**142.7**
Share of net assets	**(111.7)**
Goodwill charged on disposal of WRG stake, previously written off to reserves	**(13.9)**
	17.1

The group sold its 46% shareholding in Waste Recycling Group plc in August 2003 for a total consideration of £142.7m. No taxation arose on the sale.

(b) Exceptional loss on closure of operations

An exceptional loss of £3.9m before tax (£3.0m after tax) was incurred in the year ended 31 March 2003 on the closure of Timco in the US.

(c) Exceptional items incurred by WRG

Exceptional items of £2.5m (2003: £7.0m) charged in arriving at operating profit relate to the group's share of exceptional items incurred by WRG. No taxation arose on these exceptional items (2003: tax credit of £2.6m)

5 NET INTEREST PAYABLE

	2004 £m	2003 £m
INTEREST PAYABLE ON:		
Bank loans and overdrafts	**16.1**	18.8
Other loans	**15.7**	13.1
6.625% bond 2031	**16.1**	15.7
6.875% guaranteed bonds 2010	**13.8**	13.8
5.25% Eurobond 2006	**18.2**	19.4
5.375% bond 2023	**10.7**	1.2
3.048% Index Linked bond 2033	**6.0**	0.5
Amortisation of issue costs in respect of bonds	**0.6**	0.6
Finance leases	**17.1**	23.9
TOTAL INTEREST PAYABLE	**114.3**	107.0
Interest receivable	**(18.6)**	(8.9)
NET INTEREST PAYABLE	**95.7**	98.1

6 TAXATION ON PROFIT ON ORDINARY ACTIVITIES

	2004 £m	2003 £m
CURRENT TAX		
UK corporation tax at 30% (2003: 30%)	19.9	9.7
Foreign tax	6.0	9.0
Adjustments in respect of prior years:		
UK corporation tax	(10.3)	(4.8)
US tax	(0.9)	(6.9)
TOTAL CURRENT TAX	14.7	7.0
DEFERRED TAX		
Charge for timing differences arising and reversing in the year	35.6	34.1
Adjustments in respect of prior years	(2.3)	(6.6)
(Increase)/decrease in discount	(22.4)	1.5
TOTAL DEFERRED TAX (SEE NOTE 18)	10.9	29.0
SHARE OF ASSOCIATES' AND JOINT VENTURES' TAX	(0.1)	2.0
TOTAL TAX ON PROFIT ON ORDINARY ACTIVITIES	25.5	38.0

The differences between the total current tax charge shown and the amount calculated by applying the national rates of corporation tax (UK: 30%, US: 39.5%) to the profit on ordinary activities before tax are as follows:

	2004 £m	2003 £m
Profit on ordinary activities before tax	206.2	164.3
Less: share of associates' and joint ventures' profit before tax	0.8	1.0
Group profit on ordinary activities before tax	205.4	163.3
Tax on group profit on ordinary activities at standard national tax rates	64.2	50.7
Effects of:		
Expenses not deductible for tax purposes	2.3	2.2
Capital allowances in excess of depreciation	(35.6)	(34.1)
Utilisation of tax losses	(0.5)	(0.1)
Non taxable gain on disposal of associate	(4.5)	–
Adjustments to tax charge in respect of prior periods	(11.2)	(11.7)
GROUP CURRENT TAX CHARGE FOR THE PERIOD	14.7	7.0

The tax charge in future periods may be affected by the following factors:

(i) capital investment for the UK water services business is expected to remain at similar levels and the group expects to be able to claim capital allowances in excess of depreciation in future years at a similar level to the current year;

(ii) the US tax rates are higher than those in the UK, primarily because the profits earned in the US are taxed at a rate of 41.2%;

(iii) charges in the medium and long term interest rates used to discount deferred tax assets and liabilities will affect the amount of deferred tax charged in the profit and loss account.

7 PROFIT ATTRIBUTABLE TO PARENT COMPANY

The profit of the parent company, after taking account of dividends from subsidiary undertakings, was £130.7m (2003: £94.7m). Advantage has been taken of the exemption available under section 230 of the Companies Act 1985 not to present a profit and loss account for the company alone. The parent company profit and loss account was approved by the board on 26 May 2004.

8 DIVIDENDS

	2004 £m	2003 £m
EQUITY – ORDINARY		
Interim paid: 8.10p (2003: 7.86p) per share	**30.8**	30.4
Final proposed: 18.73p (2003: 18.19p) per share	**69.5**	70.4
	100.3	100.8

Dividends amounting to £1.5m (2003: £1.6m) in respect of the company's shares held by the ESOT (see note 20) have been waived and are, therefore, excluded from the aggregate of dividends paid and proposed.

9 EARNINGS PER SHARE

Basic earnings per share (EPS) is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year. The ordinary shares held in the ESOT are excluded from the weighted average number of shares for this purpose.

For diluted EPS, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The group has only one category of dilutive potential ordinary shares: those share options granted to employees where the exercise price is less than the average market price of the company's ordinary shares during the year.

	EARNINGS £m	WEIGHTED AVERAGE NUMBER OF SHARES m	2004 EARNINGS PER SHARE p	EARNINGS £m	WEIGHTED AVERAGE NUMBER OF SHARES m	2003 EARNINGS PER SHARE p
BASIC EPS	180.6	383.1	**47.1**	126.1	385.8	32.7
Effect of dilutive share options		1.2	**(0.1)**		1.3	(0.1)
DILUTED EPS	180.6	384.3	**47.0**	126.1	387.1	32.6

Adjusted EPS is considered by the directors to give a better and more consistent indication of the group's underlying performance, and is calculated as follows:

Basic EPS	180.6	383.1	**47.1**	126.1	385.8	32.7
Share of associates net exceptional items (WRG)	2.5		**–**	4.4		1.1
Exceptional profit on sale of WRG stake	(17.1)		**(3.8)**	–		–
Exceptional loss on closure of operations	–		**–**	3.0		0.8
Deferred tax	10.9		**2.9**	29.9		7.8
ADJUSTED EPS (EXCLUDING DEFERRED TAX)	176.9	383.1	**46.2**	163.4	385.8	42.4

10 INTANGIBLE ASSETS

GOODWILL	GROUP £m
COST	
At 1 April 2003	247.9
Additions	1.1
AT 31 MARCH 2004	**249.0**
AGGREGATE AMORTISATION	
At 1 April 2003	4.1
Charge for the year	0.8
AT 31 MARCH 2004	**4.9**
NET BOOK AMOUNT AT 31 MARCH 2004	**244.1**
Net book amount at 31 March 2003	243.8

The goodwill arising on the original acquisition of Aquarion Company in the US in 2000, which amounted to £164.3m and the goodwill arising on the subsequent acquisition by Aquarion of The New England operations of American Water Works in April 2002 amounting to £59.4m, have, in the opinion of the directors, an indefinite life, and therefore are not being amortised. The goodwill can be demonstrated to be 'durable' and is capable of 'continued measurement' as defined by FRS 10 'Goodwill and intangible assets'. In accordance with FRS 10 impairment reviews were carried out at 31 March 2004, which showed that the carrying value of the goodwill was not more than its recoverable amount.

This accounting treatment is a departure from the requirements of paragraph 21 of Schedule 4 to the Companies Act 1985 and is adopted in order to present a true and fair view of the group's results. If the goodwill arising on the US acquisitions had been amortised over 20 years, the amortisation charge for the period ended 31 March 2004 would have been £11.2m and the net book amount of this goodwill at 31 March 2004 would have been £183.1m (2003: £194.3m). Goodwill in respect of the group's other acquisitions since 1 April 1998 has been assigned a useful economic life of 20 years.

11 TANGIBLE FIXED ASSETS

	LAND AND BUILDINGS £m	INFRASTRUCTURE ASSETS £m	PLANT AND EQUIPMENT £m	UNDER CONSTRUCTION £m	GROUP TOTAL £m	COMPANY TOTAL £m
COST						
At 1 April 2003	1,365.4	1,832.2	1,808.1	253.2	5,258.9	0.3
Exchange adjustments	(14.4)	–	(56.0)	(2.1)	(72.5)	–
Additions	24.9	78.5	88.6	153.2	345.2	–
Transfers on commissioning	37.4	82.2	63.3	(182.9)	–	–
Disposals	(6.1)	–	(11.4)	(0.1)	(17.6)	–
Grants and contributions	–	–	–	(18.1)	(18.1)	–
AT 31 MARCH 2004	**1,407.2**	**1,992.9**	**1,892.6**	**203.2**	**5,495.9**	**0.3**
DEPRECIATION						
At 1 April 2003	379.3	683.6	589.3	–	1,652.2	0.3
Exchange adjustments	(3.1)	–	(18.3)	–	(21.4)	–
Disposals	(2.2)	–	(8.3)	–	(10.5)	–
Charge for the year	23.2	39.0	93.7	–	155.9	–
AT 31 MARCH 2004	**397.2**	**722.6**	**656.4**	–	**1,776.2**	**0.3**
NET BOOK AMOUNT AT 31 MARCH 2004	**1,010.0**	**1,270.3**	**1,236.2**	**203.2**	**3,719.7**	–
Net book amount at 31 March 2003	986.1	1,148.6	1,218.8	253.2	3,606.7	–

The assets of the parent company comprise plant and equipment.

Grants and contributions received relating to infrastructure assets are deducted from the cost of tangible fixed assets. The group's accounting policy in respect of grants and contributions is a departure from the Companies Act 1985 requirements and is adopted as explained in note 1, in order to show a true and fair view of the investment in infrastructure assets. As a consequence, the net book amount of tangible fixed assets is £259.3m lower than it would have been had this treatment not been adopted.

Assets included above held under finance leases amount to:

	LAND AND BUILDINGS £m	INFRASTRUCTURE ASSETS £m	PLANT AND EQUIPMENT £m	UNDER CONSTRUCTION £m	GROUP TOTAL £m	COMPANY TOTAL £m
Cost	150.8	59.4	281.8	32.5	524.5	–
Depreciation	(22.1)	(8.5)	(104.6)	–	(135.2)	–
NET BOOK AMOUNT AT 31 MARCH 2004	128.7	50.9	177.2	32.5	389.3	–
Net book amount at 31 March 2003	131.3	52.1	188.1	32.5	404.0	–

The net book amount of land and buildings comprises:

	GROUP 2004 £m	2003 £m
Freeholds	**1,008.8**	985.0
Long leaseholds	**0.4**	0.3
Short leaseholds	**0.8**	0.8
	1,010.0	986.1

12 INVESTMENTS

GROUP	GOODWILL £m	SHARE OF NET ASSETS IN ASSOCIATED UNDERTAKINGS £m	LOANS TO ASSOCIATED UNDERTAKINGS £m	TOTAL INVESTMENTS IN ASSOCIATED UNDERTAKINGS £m	SHARE OF NET ASSETS IN JOINT VENTURES £m	LOANS TO JOINT VENTURES £m	TOTAL INVESTMENTS IN JOINT VENTURES £m	OTHER INVESTMENTS £m
COST AND SHARE OF POST ACQUISITION RETAINED PROFITS								
At 1 April 2003	66.6	59.2	2.6	128.4	(0.2)	3.3	3.1	20.4
Share of retained profits for the year	–	3.7	–	3.7	(1.0)	–	(1.0)	–
Disposals	(66.6)	(59.9)	–	(126.5)	–	–	–	(1.7)
Movement in the year	–	–	0.2	0.2	–	7.6	7.6	–
AT 31 MARCH 2004	**–**	**3.0**	**2.8**	**5.8**	**(1.2)**	**10.9**	**9.7**	**18.7**
AGGREGATE AMORTISATION								
At 1 April 2003	12.9	–	–	12.9	–	–	–	0.9
Charge for the year	1.9	–	–	1.9	–	–	–	0.8
Disposals	(14.8)	–	–	(14.8)	–	–	–	–
AT 31 MARCH 2004	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**1.7**
NET BOOK AMOUNT AT 31 MARCH 2004	**–**	**3.0**	**2.8**	**5.8**	**(1.2)**	**10.9**	**9.7**	**17.0**
Net book amount at 31 March 2003	53.7	59.2	2.6	115.5	(0.2)	3.3	3.1	19.5

COMPANY	SHARES IN GROUP UNDERTAKINGS £m	LOANS TO GROUP UNDERTAKINGS £m	TOTAL INVESTMENTS IN GROUP UNDERTAKINGS £m	INVESTMENTS IN ASSOCIATED UNDERTAKINGS £m
COST				
At 1 April 2003	932.2	722.3	1,654.5	105.8
Disposals	–	–	–	(105.8)
Movement in the year	–	17.8	17.8	–
AT 31 MARCH 2004	**932.2**	**740.1**	**1,672.3**	**–**

Other investments are stated at cost and consist primarily of 5,515,001 ordinary shares of the company with a nominal value of 15⅝p which are held in the ESOT, explained in note 20. The market value of the shares held by the ESOT at 31 March 2004 was £24.9m (net book value £18.5m). The market value of the shares held by the ESOT on 25 May 2004 was £26.8m.

The book value of £18.5m (2003: £20.3m) represents cost of £18.7m (2003: £20.4m) less accumulated amortisation of £0.2m (2003: £0.1m). During the year £1.7m of shares were sold by the ESOT and amortisation of £0.1m was charged to the profit and loss account.

Details of principal subsidiary companies, associated undertakings and joint ventures are set out on page 70.

13 STOCKS

	GROUP	
	2004	2003
	£m	£m
Raw materials and consumables	**0.8**	1.5

14 DEBTORS

	GROUP		COMPANY	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Trade debtors	**60.4**	57.4	**–**	–
Amounts owed by subsidiary undertakings	**–**	–	**102.7**	109.3
Amounts owed by associated undertakings	**19.1**	2.2	**–**	1.7
Prepayments and accrued income	**87.4**	93.6	**18.5**	19.5
Other debtors:				
Receivable within one year	**31.2**	41.2	**17.1**	17.8
Receivable after more than one year	**4.3**	3.8	**3.9**	3.8
	202.4	198.2	**142.2**	152.1

15 SHORT TERM BORROWINGS

	GROUP		COMPANY	
	2004 £m	2003 £m	2004 £m	2003 £m
Bank loans	**30.6**	37.9	**–**	12.3
Finance leases	**6.9**	6.5	**–**	–
	37.5	44.4	**–**	12.3

Short term borrowings are denoted in a number of currencies and bear interest at normal commercial rates appropriate to the country in which the borrowing is made.

16 OTHER CREDITORS

	GROUP		COMPANY	
	2004 £m	2003 £m	2004 £m	2003 £m
AMOUNTS FALLING DUE WITHIN ONE YEAR:				
Trade creditors	**53.1**	60.4	**–**	–
Capital creditors	**45.2**	48.1	**–**	–
Amounts owed to subsidiary undertakings	**–**	–	**274.6**	344.0
Deferred grants and contributions on depreciated fixed assets	**3.3**	3.9	**–**	–
Taxation	**26.8**	14.8	**–**	–
Social security and payroll deductions	**2.6**	2.4	**–**	–
Receipts in advance	**45.1**	37.6	**–**	–
Other creditors	**87.7**	88.3	**49.5**	52.9
Proposed dividends	**69.5**	70.4	**69.5**	70.4
	333.3	325.9	**393.6**	467.3
AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR:				
Deferred grants and contributions on depreciated fixed assets	**146.8**	153.2	**–**	–
Other creditors	**87.0**	84.1	**2.0**	1.9
	233.8	237.3	**2.0**	1.9

17 LONG TERM BORROWING

	GROUP 2004 £m	GROUP 2003 £m	COMPANY 2004 £m	COMPANY 2003 £m
Bank loans	224.6	247.1	–	–
6.625% bond 2031	240.0	239.8	240.0	239.8
6.875% guaranteed bonds 2010	199.1	198.9	199.1	198.9
5.25% Eurobond 2006	400.5	408.2	400.5	408.2
5.375% bond 2023	195.8	195.8	–	–
3.048% Index Linked bond 2033	101.9	98.9	–	–
Other loans	124.7	144.7	–	–
Finance leases	463.7	470.6	–	–
	1,950.3	2,004.0	839.6	846.9
Long term borrowings are repayable as follows:				
In more than one year but not more than two years	23.5	29.4	–	–
In more than two years but not more than five years	480.6	480.0	400.5	408.2
After more than five years	1,446.2	1,494.6	439.1	438.7
	1,950.3	2,004.0	839.6	846.9

Borrowings repayable by instalments after more than five years include £431.4m (2003: £440.6m) in respect of finance leases which have expiry dates ranging from 2018 to 2033 and carry interest rates based on 12 month LIBOR (London Inter-Bank Offered Rate). Long term borrowings are denominated in a number of currencies and bear interest at normal commercial rates appropriate to the country in which the borrowing is made.

18 PROVISIONS FOR LIABILITIES AND CHARGES

	DEFERRED TAX £m	OTHER £m	GROUP TOTAL £m	COMPANY TOTAL £m
At 1 April 2003	183.1	3.7	186.8	0.7
Additions during the year	10.9	1.6	12.5	0.1
Exchange difference	(2.2)	–	(2.2)	–
Utilised in year	–	(2.4)	(2.4)	(0.3)
AT 31 MARCH 2004	191.8	2.9	194.7	0.5

Other provisions are principally in respect of self insurance and vacant properties on which costs are expected to be incurred over the next nine years. Provisions in the parent company are other provisions.

18 PROVISIONS FOR LIABILITIES AND CHARGES (CONTINUED)

Deferred tax is provided as follows:

	2004 £m	2003 £m
Accelerated capital allowances	**543.2**	515.8
Short term timing differences	**(0.4)**	(2.1)
Undiscounted provision for deferred tax	**542.8**	513.7
Discount	**(351.0)**	(330.6)
Discounted provision for deferred tax	**191.8**	183.1

National rates of corporation tax have been used to calculate the amount of deferred tax. Provision has been made for all deferred tax assets and liabilities in respect of accelerated capital allowances and other material timing differences. These deferred tax assets and liabilities have been discounted to reflect the time value of money over the period between the balance sheet date and the dates on which it is estimated that the underlying timing differences will reverse.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries. As the earnings are continually reinvested by the group, no tax is expected to be payable in the foreseeable future.

19 FINANCIAL INSTRUMENTS

Treasury policy is described in the financial review on page 18. The disclosures below exclude short term debtors and creditors which are primarily of a trading nature and expected to be settled within normal commercial terms.

(A) INTEREST RATE RISK PROFILE OF FINANCIAL LIABILITIES

The interest rate risk profile of the group's financial liabilities at 31 March, after taking account of the interest rate and currency swaps used to manage the interest and currency profile, was as follows:

	FLOATING RATE FINANCIAL LIABILITIES £m	FIXED RATE FINANCIAL LIABILITIES £m	GROSS DEBT £m	FINANCIAL LIABILITIES ON WHICH NO INTEREST IS PAID £m	TOTAL £m
Sterling	594.7	1,157.2	1,751.9	79.1	1,831.0
US dollars	114.8	121.1	235.9	–	235.9
Euros	–	–	–	–	–
AT 31 MARCH 2004	709.5	1,278.3	1,987.8	79.1	2,066.9
Sterling	579.1	1,203.7	1,782.8	84.1	1,866.9
US dollars	113.9	140.7	254.6	–	254.6
Euros	3.2	7.8	11.0	–	11.0
At 31 March 2003	696.2	1,352.2	2,048.4	84.1	2,132.5

Financial liabilities on which no interest is charged comprise other creditors falling due after more than one year.

19 FINANCIAL INSTRUMENTS (CONTINUED)

Floating rate Sterling, US dollars and Euro debt bears interest at rates based on Sterling LIBOR (London Inter-Bank Offered Rate), US dollar LIBOR and EURIBOR (European Inter-Bank Offered rate), respectively.

The group uses interest rate swaps to fix a proportion of its floating rate Sterling debt.

The weighted average interest rates and periods for borrowings in each of the group's principal currencies is as follows:

	FIXED RATE FINANCIAL LIABILITIES		FINANCIAL LIABILITIES ON WHICH NO INTEREST IS PAID
	WEIGHTED AVERAGE INTEREST RATE %	WEIGHTED AVERAGE PERIOD FOR WHICH RATE IS FIXED YEARS	WEIGHTED AVERAGE PERIOD UNTIL MATURITY YEARS
Sterling	6.1	14.0	13.7
US dollars	6.4	24.0	–
Euros	–	–	–
WEIGHTED AVERAGE AT 31 MARCH 2004	6.1	15.0	13.7
Sterling	6.1	14.0	14.6
US dollars	6.9	24.0	–
Euros	7.1	–	–
Weighted average at 31 March 2003	6.2	15.0	14.6

(B) INTEREST RATE RISK PROFILE OF FINANCIAL ASSETS

The interest rate risk profile of the financial assets of the group at 31 March was as follows:

	CASH AT BANK AND IN HAND £m	SHORT TERM DEPOSITS £m	2004 TOTAL £m	CASH AT BANK AND IN HAND £m	SHORT TERM DEPOSITS £m	2003 TOTAL £m
Sterling	**33.1**	**226.6**	**259.7**	0.6	283.7	284.3
US dollars	**0.4**	**21.9**	**22.3**	2.2	39.0	41.2
Euros	–	–	–	2.5	–	2.5
AT 31 MARCH 2004	**33.5**	**248.5**	**282.0**	5.3	322.7	328.0

Surplus cash is invested in short term instruments at rates based on LIBOR and US dollar LIBOR with institutions rated at least A1 or P1 by Standard & Poor's and Moody's.

19 FINANCIAL INSTRUMENTS (CONTINUED)

(C) MATURITY OF FINANCIAL LIABILITIES

The maturity profile of the carrying amount of the group's financial liabilities at 31 March was as follows:

	DEBT £m	FINANCE LEASES £m	GROSS DEBT £m	OTHER FINANCIAL LIABILITIES £m	TOTAL £m
In one year, or less, or on demand	30.6	–	30.6	–	30.6
In more than one year but not more than two years	2.1	–	2.1	–	2.1
In more than two years but not more than five years	402.8	–	402.8	–	402.8
After more than five years	1,088.8	470.6	1,559.4	79.1	1,638.5
	1,524.3	470.6	1,994.9	79.1	2,074.0
Unamortised issue costs	(7.1)	–	(7.1)	–	(7.1)
AT 31 MARCH 2004	1,517.2	470.6	1,987.8	79.1	2,066.9
In one year, or less, or on demand	37.9	6.5	44.4	–	44.4
In more than one year but not more than two years	6.5	0.2	6.7	–	6.7
In more than two years but not more than five years	417.3	–	417.3	–	417.3
After more than five years	1,117.3	470.4	1,587.7	84.1	1,671.8
	1,579.0	477.1	2,056.1	84.1	2,140.2
Unamortised issue costs	(7.7)	–	(7.7)	–	(7.7)
At 31 March 2003	1,571.3	477.1	2,048.4	84.1	2,132.5

(D) BORROWING FACILITIES

The group has the following undrawn committed borrowing facilities available to it:	2004 £m	2003 £m
Expiring in one year or less	–	–
Expiring in more than one year but not more than two years	–	–
Expiring in more than two years	**100.0**	100.0
	100.0	100.0

19 FINANCIAL INSTRUMENTS (CONTINUED)

(E) FAIR VALUES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The following table provides a comparison by category of the book values and the fair values of the group's financial assets and liabilities at 31 March:

	2004 BOOK VALUE £m	2004 FAIR VALUE £m	2003 BOOK VALUE £m	2003 FAIR VALUE £m
PRIMARY FINANCIAL INSTRUMENTS FINANCING THE GROUP'S OPERATIONS				
Short term borrowings	(37.5)	(38.1)	(44.4)	(45.8)
Long term borrowings	(1,950.3)	(2,031.6)	(2,004.0)	(2,088.6)
Cash and short term deposits	282.0	282.0	328.0	328.0
DERIVATIVE FINANCIAL INSTRUMENTS HELD TO MANAGE THE INTEREST RATE PROFILE				
Interest rate swaps	–	13.8	–	5.6
Net debt	(1,705.8)	(1,773.9)	(1,720.4)	(1,800.8)
Other financial liabilities	(79.1)	(79.1)	(84.1)	(84.1)
TOTAL	(1,784.9)	(1,853.0)	(1,804.5)	(1,884.9)

Market values, where available, have been used to determine fair values; otherwise fair values have been calculated by discounting cash flows at year end interest rates.

(F) CURRENCY EXPOSURES

The group may borrow in appropriate foreign currencies in order to mitigate the effects of the currency exposures arising from its net investments overseas. The foreign exchange exposure on the translation into Sterling of the net assets of Aquarion, which are denominated in US dollars, is hedged by a mixture of US dollar currency swaps and forward contracts.

Gains and losses arising on net investments overseas and the financial instruments used to hedge the currency exposures are recognised in the statement of total recognised gains and losses.

There are no currency exposures on short term debtors and creditors or monetary assets and liabilities giving rise to a profit and loss account charge.

19 FINANCIAL INSTRUMENTS (CONTINUED)

(G) HEDGES

The group's policy is to hedge interest rate risk within approved board policies and guidelines.

Interest rate swaps, interest rate caps and collars and forward rate agreements are used to manage interest rate exposure under a policy that requires between 80% and 95% of Yorkshire Water Services Limited's net debt and 60% and 85% of Kelda Group plc's net debt to be held at fixed rates. At the financial year end the proportions were 89% and 75% respectively.

Gains and losses on hedges are not recognised until the interest payment that is being hedged is itself recognised. Unrecognised gains and losses on hedges and the movements during the year are as follows:

	GAINS £m	LOSSES £m	TOTAL NET GAINS/(LOSSES) £m
Unrecognised gains and losses on hedges			
At 1 April 2003	34.9	(29.3)	5.6
Gains and losses arising in previous years recognised during the year	9.6	(7.6)	2.0
Gains and losses arising in the year that were not recognised	(11.4)	17.6	6.2
AT 31 MARCH 2004	33.1	(19.3)	13.8
of which:			
Gains and losses expected to be recognised during the year ending 31 March 2005	16.6	(4.5)	12.1
Gains and losses expected to be recognised in later years	16.5	(14.8)	1.7

	GAINS £m	LOSSES £m	TOTAL NET GAINS/(LOSSES) £m
Unrecognised gains and losses on hedges			
At 1 April 2002	6.6	(16.3)	(9.7)
Gains and losses arising in previous years recognised during the year	8.3	(3.7)	4.6
Gains and losses arising in the year that were not recognised	20.0	(9.3)	10.7
AT 31 MARCH 2003	34.9	(29.3)	5.6
of which:			
Gains and losses expected to be recognised during the year ending 31 March 2004	11.6	(6.9)	4.7
Gains and losses expected to be recognised in later years	23.3	(22.4)	0.9

The table excludes the fair value of currency swaps maturing in 2005 and 2006 amounting to £24.3m (2003: £21.9m) which is recognised in the book value of long term borrowings at 31 March 2004.

(H) FINANCIAL INSTRUMENTS HELD FOR TRADING PURPOSES

The group does not trade in financial instruments.

20 CALLED UP SHARE CAPITAL

	2004 NUMBER	2004 NOMINAL VALUE	2003 NUMBER	2003 NOMINAL VALUE
AUTHORISED				
Ordinary shares of 15⅚p each	814,395,258	126,683,707	814,395,258	126,683,707
ALLOTED, CALLED UP AND FULLY PAID				
Ordinary shares of 15⅚p each	375,660,396	58,436,061	392,983,317	61,130,738

During the year, 2,079 ordinary shares of 15⅚p were issued directly to employees exercising Sharesave options and 17,325,000 ordinary shares of 15⅚p were bought back for cancellation.

The group has an ESOT which is used to administer the issue of shares to employees and directors under the company's 'Sharesave' save-as-you-earn share option scheme and the Long Term Incentive Plan (LTIP).

The ESOT is a trust funded by interest free loans from the company. All the administration costs of the trust are written off to the profit and loss account as they accrue. The shares held by the trusts are included as fixed assets investments in note 12.

The company has taken advantage of the exemption contained within the Urgent Issues Task Force Abstract 17 (UITF 17) not to apply the provisions of UITF 17 to the company's Inland Revenue approved SAYE scheme.

OPTIONS GRANTED AND OUTSTANDING AT 31 MARCH 2004	DATE OF GRANT	2004 NUMBER OF SHARES	2003 NUMBER OF SHARES	OPTION PRICE	NORMAL EXERCISE DATE
SHARESAVE SCHEMES					
Three year schemes	7 Jan 2000	–	80,728	240.0p	Mar–Aug 2003
	5 Jan 2001	**31,718**	366,829	299.0p	Mar–Aug 2004
	4 Jan 2002	**365,186**	378,301	275.0p	Mar–Aug 2005
	10 Jan 2003	**705,797**	730,531	320.0p	Mar–Aug 2006
	9 Jan 2004	**451,281**	–	366.0p	Mar–Aug 2007
Five year schemes	31 Dec 1997	–	91,665	389.0p	Mar–Aug 2003
	21 Dec 1998	–	2,079	249.7p	Feb–July 2004
	6 Jan 1999	**68,558**	83,464	457.0p	Mar–Aug 2004
	7 Jan 2000	**883,564**	910,418	240.0p	Mar–Aug 2005
	5 Jan 2001	**233,781**	237,052	299.0p	Mar–Aug 2006
	4 Jan 2002	**299,958**	321,737	275.0p	Mar–Aug 2007
	10 Jan 2003	**501,038**	517,252	320.0p	Mar–Aug 2008
	9 Jan 2004	**295,349**	–	366.0p	Mar–Aug 2009

21 RESERVES

	GROUP £m	COMPANY £m
SHARE PREMIUM ACCOUNT		
AT 1 APRIL 2003 AND 31 MARCH 2004	16.7	16.7
CAPITAL REDEMPTION RESERVE		
At 1 April 2003	142.6	142.6
Share buy back	2.7	2.7
AT 31 MARCH 2004	145.3	145.3
PROFIT AND LOSS ACCOUNT		
At 1 April 2003	1,496.9	612.8
Exchange adjustments	(3.8)	–
Transfer from the profit and loss account	80.3	30.4
Share buy back	(76.4)	(76.4)
Goodwill charged on disposal of WRG stake, previously written off to reserves	13.9	–
AT 31 MARCH 2004	1,510.9	566.8

The cumulative amount of goodwill written off against reserves is £0.2m (2003: £14.1m).
In accordance with the Institute of Chartered Accountants of England and Wales technical release 7/03 issued in March 2003, £200.2m of the company's reserves are classified as non-distributable.

22 RECONCILIATION OF GROUP MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

	2004 £m	2003 £m
Profit attributable to shareholders	180.6	126.1
Dividends	(100.3)	(100.8)
	80.3	25.3
Share buy back	(76.4)	–
Goodwill charged on disposal of WRG stake, previously written off to reserves	13.9	–
Other recognised gains and losses relating to the year	(3.8)	1.5
Net increase in equity shareholders' funds	14.0	26.8
Opening equity shareholders' funds	1,717.3	1,690.5
CLOSING EQUITY SHAREHOLDERS' FUNDS	1,731.3	1,717.3

23 COMMITMENTS

	GROUP 2004 £m	GROUP 2003 £m	COMPANY 2004 £m	COMPANY 2003 £m
CONTRACTS PLACED AT 31 MARCH	194.9	197.7	–	–

The long term investment programme for the UK regulated water services business, which is expected to identify substantial future capital expenditure commitments in the period 1 April 2005 to 31 March 2010, will be determined as part of the Periodic Review 2004. Final price limits are due to be announced in December 2004.

At 31 March, group companies were committed to making the following payments during the next financial year under non cancellable operating leases expiring as set out below.

	2004 LAND AND BUILDINGS £m	2004 OTHER £m	2003 LAND AND BUILDINGS £m	2003 OTHER £m
OPERATING LEASES WHICH EXPIRE:				
Within one year	–	1.0	–	0.4
Between two and five years	0.3	0.1	0.3	0.9
After five years	–	–	0.1	–
	0.3	1.1	0.4	1.3

24 CONTINGENT LIABILITIES

The parent company has guaranteed certain subsidiary undertakings' borrowings of £721.2m (2003: £745.8m).

At the time of completion of the WRG merger, an indemnity was given to WRG by Yorkshire Environmental Solutions Limited backed by a Kelda Group plc guarantee, in respect of a landfill site managed by 3C Waste Limited and known as the Rhonda site. The indemnity is unlimited in amount and the time limit for bringing claims is seven years from 26 January 1999, except for personal injury claims where the limit is 15 years. The matters covered under this indemnity are any losses arising out of:

(a) non compliance with an Environment Agency notice served in May 1998;

(b) any claims by individuals for personal injury, harm to health, nuisance etc;

(c) liability for negligent performance of the contract between 3C Waste Limited and Rhonda Waste Disposal Limited.

25 PENSIONS

UK PENSION SCHEME

The group sponsors a UK pension scheme, called the Kelda Group Pension Plan (KGPP). The KGPP has a number of benefit categories providing benefits on a defined benefit basis and one category providing benefits on a defined contribution basis.

The most recent actuarial valuation of the KGPP was carried out as at 31 March 2001 when the market value of assets was £559.9m and the scheme surplus £22.2m.

The UK pension cost under SSAP 24 'Accounting for Pension Costs' for KGPP has been assessed in accordance with the advice of Mercer Human Resource Consulting Limited, using the projected unit method. For this purpose, the actuarial assumptions adopted are based upon investment growth of 5.4% per annum, pay growth of 4% per annum and increases to pensions in payment and deferred pensions of 2.5% per annum. The market value of the assets represented 107.5% of the value of the accrued benefits after allowing for expected future earnings increases. In deriving the pension costs under SSAP 24, the surplus is being spread over the future working lifetime of the employees.

Contributions over the year ended 31 March 2004 were paid by members at 3%, 4%, 4.5%, 5% or 6% of pensionable pay (depending on benefit category). The company contributed at 200% of members contributions during the accounting year in respect of the majority of members.

An accrual for unfunded benefits of £2.1m (2003: £1.8m) has been included in the group's accounts at 31 March 2004.

US PENSION SCHEME

Aquarion in the US operates a number of non contributory defined benefit retirement plans. The principal retirement plans relate to the Aquarion company, employees of the American Water Works companies and employees of Aquarion Services Company. Aquarion also provides healthcare benefits for certain categories of employees.

The latest valuations of the US schemes were carried out at 31 December 2003. The market value of assets of the principal retirement plans was \$65.3m (2003: \$56.3m) representing a deficit of \$0.9m (2003: surplus \$3.5m) over the benefit obligations at that date. The benefit obligation of the post retirement healthcare plans exceeded the market value of assets by \$22.3m (2003: \$19.7m). The Aquarion pension assets and liabilities have been recorded at fair value on acquisition and full provision for the post retirement healthcare benefit obligations has been made in the group's accounts at 31 March 2004.

The group's total pension charge for the year was £13.3m (2003: £11.2m).

25 PENSIONS (CONTINUED)

The additional disclosures required by FRS 17 are set out below. A qualified independent actuary has updated the most recent valuations of the principal schemes to 31 March 2004. In calculating the liabilities at 31 March 2004, the following financial assumptions have been used:

MAJOR ASSUMPTIONS	2004 UK %	2004 US %	2003 UK %	2003 US %
Inflation	2.6	–	2.5	–
Rate of increase in salaries	3.8	4.0	3.7	4.0
Rate of increase to pensions in payment and deferred pensions	2.6	2.5	2.5	–
Discount rate for scheme liabilities	5.5	5.8	5.4	6.3

The rate of increase in healthcare costs in the US varies by year of projection with an ultimate rate of 5% from 2008. Pension increases in the US apply only to certain members of the Aquarion Services Company Pension Plan.

The market values of the assets and the FRS 17 value of liabilities of KGPP and the principal US defined benefit plans at 31 March 2004, together with the expected long term rate of returns were as follows:

	2004			
	UK		US	
	MARKET VALUE £m	EXPECTED LONG TERM RATE OF RETURN %	MARKET VALUE £m	EXPECTED LONG TERM RATE OF RETURN %
Market value of assets				
Equities	426.0	7.35	25.7	7.50
Bonds	60.3	5.00	14.4	5.80
Other	14.0	4.60	2.1	4.75
	500.3		42.2	
Present value of scheme liabilities	(587.0)		(60.5)	
Pension deficit before deferred tax	(86.7)		(18.3)	
Deferred tax	26.0		7.3	
NET PENSION DEFICIT	(60.7)		(11.0)	

	2003			
	UK		US	
	MARKET VALUE £m	EXPECTED LONG TERM RATE OF RETURN %	MARKET VALUE £m	EXPECTED LONG TERM RATE OF RETURN %
Market value of assets				
Equities	314.7	7.25	20.0	7.75
Bonds	69.8	4.90	16.9	6.30
Other	22.6	4.50	3.3	5.00
	407.1		40.2	
Present value of scheme liabilities	(566.9)		(57.4)	
Pension deficit before deferred tax	(159.8)		(17.2)	
Deferred tax	47.9		6.9	
NET PENSION DEFICIT	(111.9)		(10.3)	

FRS 17 requires that the pension schemes are valued using market conditions at the company's year end. This produces a volatile figure for any surplus or deficit as it is largely dependent on the levels of stock markets for one particular date. The group's pension liabilities are funded on a long term basis based on the periodic actuarial reviews rather than the FRS 17 disclosures.

25 PENSIONS (CONTINUED)

Analysis of the amounts that would be charged to the profit and loss account in accordance with FRS 17:

	2004 UK £m	2004 US £m	2003 UK £m	2003 US £m
Analysis of amount that would be charged to operating costs:				
Current service cost	9.9	1.5	9.0	1.2
Past service cost	1.9	2.9	1.8	–
Total charge	11.8	4.4	10.8	1.2
Analysis of amount that would be credited to other finance income:				
Expected return on pension scheme assets	27.0	2.4	35.2	3.1
Interest on pension scheme liabilities	(30.5)	(3.2)	(30.8)	(3.4)
Net return	(3.5)	(0.8)	4.4	(0.3)
AMOUNTS CHARGED TO THE PROFIT AND LOSS ACCOUNT BEFORE TAXATION	15.3	5.2	6.4	1.5

	2004 UK £m	2004 US £m	2003 UK £m	2003 US £m
Analysis of amounts that would be recognised in statement of total recognised gains and losses:				
Actual return less expected return on pension scheme assets	72.9	5.5	(162.9)	(7.0)
Experience gains and losses arising on the scheme's liabilities	7.3	–	–	–
Changes in assumptions underlying the present value of the scheme's liabilities	(0.3)	(5.3)	(23.5)	(5.3)
ACTUARIAL GAIN/(LOSS) RECOGNISED IN THE STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES	79.9	0.2	(186.4)	(12.3)

	2004 UK £m	2004 US £m	2003 UK £m	2003 US £m
Movement in deficit during the year:				
(Deficit)/surplus in scheme at beginning of year	(159.8)	(17.2)	25.2	2.8
Movement in year				
acquisitions	–	–	–	(7.2)
current service cost	(9.9)	(1.5)	(9.0)	(1.2)
contributions	8.5	1.6	7.8	0.8
past service cost	(1.9)	(2.9)	(1.8)	–
other finance income	(3.5)	(0.8)	4.4	(0.3)
actuarial gain/(loss)	79.9	0.2	(186.4)	(12.3)
Exchange differences	–	2.3	–	0.2
	(86.7)	(18.3)	(159.8)	(17.2)
Related deferred tax asset – full provision basis (FRS 19)	26.0	7.3	47.9	6.9
NET PENSION DEFICIT AT END OF YEAR	(60.7)	(11.0)	(111.9)	(10.3)

25 PENSIONS (CONTINUED)

History of experience gains and losses:

	2004 UK £m	2004 US £m	2003 UK £m	2003 US £m
Difference between the expected and actual return on scheme assets				
Amount (£m)	72.9	5.5	(162.9)	(7.0)
Percentage of scheme assets	15%	13%	40%	20%
Experience gains and losses on scheme liabilities				
Amount (£m)	7.3	–	–	–
Percentage of the present value of scheme liabilties	1%	–	–	–
Total amount recognised in the statement of total recognised gains and losses				
Amount (£m)	79.9	0.2	(186.4)	(12.3)
Percentage of the present value of scheme liabilities	14%	0%	33%	36%

If the amounts in the table above had been recognised in the financial statements the group's net assets and profit and loss account reserves at 31 March 2004 would be as follows:

	2004 PROFIT AND LOSS ACCOUNT £m	2004 NET ASSETS £m	2003 PROFIT AND LOSS ACCOUNT £m	2003 NET ASSETS £m
Excluding net pension deficit	1,510.9	1,731.9	1,496.9	1,717.9
Net pension deficit under FRS 17	(71.7)	(71.7)	(122.2)	(122.2)
Net assets already recognised in accounts under SSAP 24 reversed (US)	1.3	1.3	(0.8)	(0.8)
Including net pension deficit	1,440.5	1,661.5	1,373.9	1,594.9

26 EMPLOYEES

	2004 NUMBER	2003 NUMBER
AVERAGE NUMBER OF PEOPLE EMPLOYED		
Water Services		
– UK regulated	**2,157**	2,147
– US operations	**589**	490
Other activities	**715**	621
	3,461	3,258

	£m	£m
TOTAL EMPLOYMENT COSTS		
Wages and salaries	**90.7**	85.8
Social security contributions	**7.7**	6.5
Other pension costs (see note 25)	**13.3**	11.2
	111.7	103.5

The emoluments, share options and LTIP interests of the directors are described in the remuneration report on pages 33 to 37.

27 RELATED PARTIES

Group companies have extended finance to Aberdeen Environmental Services (Holdings) Limited, Brey Utilities Limited and Brey Services Limited on a proportionate basis with other principal shareholders. These loans are included in investments analysed in note 12.

	2004 £m	2003 £m
Aberdeen Environmental Services (Holdings) Limited	**3.4**	3.3
Brey Utilities Limited	**6.8**	–
Brey Services Limited	**0.7**	–
	10.9	3.3

The loans carry market rates of interest. Total interest received on loans to associated undertakings and joint ventures was £0.8m (2003: £0.5m).

There were no other material transactions between the group and its associated undertakings during the year.

Group companies

PRINCIPAL SUBSIDIARY COMPANIES	COUNTRY OF INCORPORATION	CLASS OF SHARES IN ISSUE	PROPORTION OF CLASS OF SHARE HELD
WATER SERVICES			
Yorkshire Water Services Limited*	England & Wales	Ordinary	100%
Aquarion Company	US	Ordinary	100%
Aquarion Services Company	US	Ordinary	100%
Aquarion Water Company of Connecticut	US	Ordinary	100%
Aquarion Water Company of New York	US	Ordinary	100%
Aquarion Water Company of New Hampshire	US	Ordinary	100%
Aquarion Water Company of Massachusetts	US	Ordinary	100%
Aquarion Water Company of Sea Cliff	US	Ordinary	100%
OTHER ACTIVITIES			
Delta Water Services Limited	England & Wales	Ordinary	100%
Grampian Waste Water Services Limited	Scotland	Ordinary	100%
KeyLand Developments Limited*	England & Wales	Ordinary	100%
KeyLand Investment Properties Limited	England & Wales	Ordinary	100%
Loop Customer Management Limited*	England & Wales	Ordinary	100%
Yorkshire Water Projects Limited*	England & Wales	Ordinary	100%
HOLDING AND FINANCE COMPANIES			
Featurepack Limited*	England & Wales	Ordinary	100%
Kelda Group Inc	US	Ordinary	100%
YW (Holdings) BV	Netherlands	Ordinary	100%
Yorkshire Water Services Finance Plc	England & Wales	Ordinary	100%

	COUNTRY OF INCORPORATION	CLASS OF SHARES INISSUE	PROPORTION OF CLASS OF SHARE HELD
PRINCIPAL ASSOCIATED UNDERTAKINGS			
Aberdeen Environmental Services (Holdings) Limited	Scotland	Ordinary 'A'	Nil
		Ordinary 'B'	100%
		Ordinary 'C'	Nil
Brey Services Limited	England & Wales	Ordinary 'A'	100%
		Ordinary 'B'	Nil
		Ordinary 'C'	Nil
Brey Utilities Limited	England & Wales	Ordinary 'A'	100%
		Ordinary 'B'	Nil
		Ordinary 'C'	Nil

* Shares held by parent company

Five year financial summary

		2004	2003	2002	2001	2000
TURNOVER: GROUP AND SHARE OF ASSOCIATES AND JOINT VENTURES	£m	**822.6**	838.1	799.8	774.6	782.8
Water services						
– UK regulated	£m	**604.4**	567.0	559.8	542.1	624.0
– US operations	£m	**94.1**	93.7	70.5	77.7	17.0
Other activities	£m	**27.0**	29.8	28.5	61.4	75.2
Associates and joint ventures	£m	**97.1**	147.6	141.0	93.4	66.6
OPERATING PROFIT: GROUP AND SHARE OF ASSOCIATES AND JOINT VENTURES	£m	**292.2**	277.1	265.3	238.9	284.5
Water services						
– UK regulated	£m	**252.5**	233.7	225.5	214.8	271.5
– US operations	£m	**31.6**	34.9	28.2	27.1	6.1
Other activities	£m	**4.7**	2.6	(3.5)	(0.2)	5.1
Associates and joint ventures	£m	**8.2**	11.8	20.3	10.9	12.8
Corporate costs	£m	**(4.8)**	(5.9)	(5.2)	(13.7)	(11.0)
PROFIT BEFORE TAXATION AND EXCEPTIONAL ITEMS	£m	**191.6**	175.2	162.7	152.3	237.4
PROFIT BEFORE TAXATION	£m	**206.2**	164.3	197.1	156.4	222.1
EARNINGS PER SHARE	p	**47.1**	32.7	39.3	31.7	54.4
ADJUSTED EARNINGS PER SHARE (EXCLUDING DEFERRED TAX)	p	**46.2**	42.4	39.1	34.7	58.0
DIVIDEND PER SHARE – INTERIM	p	**8.10**	7.86	7.70	7.50	7.30
– FINAL	p	**18.73**	18.19	17.80	17.30	16.85

		2004	2003	2002	2001	2000
ASSETS EMPLOYED						
Fixed assets	£m	**3,996.3**	3,988.6	3,661.9	3,517.6	3,437.1
Net current liabilities, long term creditors and provisions	£m	**(558.6)**	(550.3)	(534.9)	(484.1)	(326.2)
	£m	**3,437.7**	3,438.3	3,127.0	3,033.5	3,110.9
FINANCED BY						
Shareholders' funds	£m	**1,731.3**	1,717.3	1,690.5	1,638.9	1,698.0
Minority interests	£m	**0.6**	0.6	–	(0.5)	0.1
Net debt	£m	**1,705.8**	1,720.4	1,436.5	1,395.1	1,412.8
	£m	**3,437.7**	3,438.3	3,127.0	3,033.5	3,110.9

The figures for 2001 have been restated to reflect the adoption of deferred tax in accordance with FRS 19 which was implemented from 2002. Figures prior to 2001 have not been restated.

		2004	2003	2002	2001	2000
YORKSHIRE WATER REGULATED INVESTMENT PROGRAMME						
Capital expenditure	£m	**246.4**	263.3	270.2	226.8	381.9
Infrastructure renewals	£m	**55.9**	56.2	54.5	38.7	70.5
	£m	**302.3**	319.5	324.7	265.5	452.4
EMPLOYEES (average number)						
Water services						
– UK regulated	No.	**2,157**	2,147	2,103	2,108	2,884
– US operations	No.	**589**	490	411	396	99
Other activities	No.	**715**	621	650	1,542	1,330
GROUP TOTAL	No.	**3,461**	3,258	3,164	4,046	4,313

REGULATORY ACCOUNTS

The regulatory accounting information of Yorkshire Water Services Limited for the year ended 31 March 2004 published in accordance with Condition F of the Instrument of Appointment, can be obtained free of charge by writing to the Company Secretary, Western House, Halifax Road, Bradford BD6 2SZ.

FINANCIAL CALENDAR

Announcement of preliminary results	26 May 2004
Annual general meeting	29 July 2004
Ex dividend date	25 August 2004
Record date	27 August 2004
Final dividend payment date	1 October 2004
Announcement of interim results	8 December 2004

PAYMENT OF DIVIDENDS TO MANDATED ACCOUNTS

Shareholders who do not currently have their dividends paid directly to a bank or building society account and who wish to do so should complete a mandate form obtainable from the registrar. Tax vouchers are sent to the shareholder's registered address under this arrangement unless requested otherwise.

ANALYSIS OF ORDINARY SHAREHOLDERS AT 31 MARCH 2004 BY SIZE OF ACCOUNT AND CATEGORY

	NUMBER OF HOLDERS	NUMBER OF SHARES HELD	% OF TOTAL SHARE
1 – 500	22,534	5,364,518	1.43%
501 – 1,000	13,524	10,156,854	2.70%
1,001 – 10,000	17,242	36,289,561	9.66%
10,001 – 100,000	653	20,896,605	5.56%
100,001 – 500,000	208	46,909,057	12.49%
500,000+	120	256,043,801	68.16%
	54,281	375,660,396	100.00%

	NUMBER OF HOLDERS	NUMBER OF SHARES HELD	% OF TOTAL SHARE
Individuals	49,395	49,124,707	13.08%
Nominee company	4,475	322,099,262	85.74%
Insurance company	8	1,883,886	0.50%
Pension fund	102	796,951	0.21%
Other corporate body	301	1,755,590	0.47%
	54,281	375,660,396	100.00%

SHARE PRICE INFORMATION

The latest Kelda Group plc share price is available at www.keldagroup.com, Ceefax, Teletext and also on the FT CityLine, telephone 0906 003 5492 (calls charged at 60p per minute).

INFORMATION ON GIFTING YOUR SHARES

To transfer your shares to another member of your family as a gift, please ask the company's registrar for a gift transfer form. The completed transfer form and relevant share certificate(s) should be returned to the registrar to record the change in ownership.

The company supports a scheme whereby shareholders with small holdings of shares, whose value makes them uneconomic to sell, can donate them to Wateraid. Details can be obtained from the shareholder information office. Further information about Wateraid is available at www.wateraid.org.uk.

SHARE DEALING SERVICE

Information on a low cost share dealing service offered by our registrar is available from Capita on 0870 458 4577 or at www.capitadeal.com.

ANNUAL REPORT ON CASSETTE TAPE/DISK

For the benefit of blind and partially sighted shareholders the text of the annual report 2004 is available on audio cassette tape and disk, free of charge from the shareholder information office. Anyone knowing a shareholder who could benefit from this service is asked to draw it to their attention.

AVOIDING UNSOLICITED MAIL

The company is legally obliged to make its register of members available to other organisations. Because of this, you may receive mail you have not asked for. If you want to limit the amount of personally addressed unsolicited mail you receive, please write for information and an application form to the Mailing Preference Service, DMA House, 70 Margaret Street, London W1W 8SS or alternatively log on to their website at www.mpsonline.org.uk.

Our contact details.



SECRETARY AND REGISTERED OFFICE
Philip Hudson
Kelda Group plc
Western House
Halifax Road
Bradford
BD6 2SZ
Tel: 01274 600 111

REGISTRAR
Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield
HD8 0LA
Tel: 0870 162 3131
www.capitaregistrars.com
e-mail: shareholder.services@capitaregistrars.com

AUDITORS
Ernst & Young LLP
PO Box 61
Cloth Hall Court
14 King Street
Leeds
[illegible]

PRINCIPAL BANKERS
National Westminster Bank plc
City Office
Park Row
Leeds
LS1 2QS

FINANCIAL ADVISERS
Greenhill & Co
Regent Gate
56-58 Conduit Street
London W1S 2YZ

JOINT STOCKBROKERS
UBS
1/2 Finsbury Avenue
London
EC2M 2PP

Cazenove & Co Ltd
20 Moorgate
London
EC2R 6DA



SHAREHOLDER INFORMATION OFFICE
Freephone: 0800 919 303

www.keldagroup.com
www.yorkshirewater.com
www.aquarion.com
www.loop.co.uk

WATER SUPPLY AND GENERAL ENQUIRIES
Customer helpline: 0845 1 24 24 24

WASTE WATER ENQUIRIES
Customer helpline: 0845 1 24 24 29

BILLING ENQUIRIES
Customer helpline: 0845 1 24 24 20

designed and produced by [illegible]

Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
www.keldagroup.com